



PEPBOYS

2012 ANNUAL REPORT

Received SEC
APR 29 2013
Washington, DC 20549

NOTICE OF ANNUAL MEETING & PROXY STATEMENT

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

SEC
Mail Processing
Section
APR 29 2013
Washington DC
400

LETTER TO OUR SHAREHOLDERS

In 1921, our founders, Manny, Moe & Jack, started our company and pioneered the automotive aftermarket with a commitment to "treat our customers as we should like to be treated ourselves." As we turn the page to 2013, we are driven by that very same principle. We are using information gathered from our 20 million Rewards customers to better understand how we can exceed our customers' expectations. We have identified target customer segments that we believe provide us with the greatest opportunity for success. And we are sharpening our focus on the experience that we believe these customer segments desire, but cannot currently find in the automotive aftermarket.

It begins with our associates and working with them on how to build long-term relationships with our customers, rather than simply addressing their immediate purchase need. Our associates are learning how to first build the kind of rapport with customers that not only leads to great satisfaction with the current transaction, but will lead to customers choosing Pep Boys for all of their automotive needs in the future. We have reinforced our commitment to our customers to: be friendly; do it right; keep our promises; and show compassion.

We will continue to bring existing and new customers to our stores with an innovative mix of broad reach, digital, direct and local marketing campaigns. Based on our marketing efforts in recent years, customers understand the breadth and depth of the automotive services and products that we offer and our value proposition. We will now build on that base of understanding and shift our brand positioning to more customer service oriented messaging.

At our stores, customers will continue to be able to satisfy all of their automotive needs through our unique offering of service, tires, parts, accessories and knowledge. Our full service capabilities, ASE (Automotive Service Excellence) certified technicians and broad assortment of branded and private label products provide us with a competitive advantage over other automotive service providers. The size of our Supercenters also allows us to provide the highest level of replacement parts coverage and the broadest range of maintenance, performance and appearance products and accessories in the industry.

Recently, we began testing a new market concept that we call "The Road Ahead" in Tampa, Florida. Designed around the shopping habits of our target customer segments, this concept enhances the entire store experience - our people, our product assortment, the exterior and interior look and feel of the store, and our associated marketing programs. The goal is to learn how we can succeed in attracting more customers from the targeted segments, and earn a greater share of their annual spend in the automotive aftermarket.

At the same time, we will continue to grow our footprint through both new physical locations and an expanded on-line presence. Our Service & Tire Centers and our e-SERVE digital platform are designed to make it easier for our targeted customers to develop a relationship with Pep Boys.

While 2012 began with the uncertainty of a potential go-private transaction, that is now behind us. We used the settlement proceeds and the excess cash we have generated from operations to reduce our debt and settle our pension liability, thereby further strengthening our balance sheet. We also strengthened our senior leadership team by adding a Chief Customer Officer to guide our strategic development, a Chief Financial Officer focused on operational analytics and, importantly, a new store leader with a strong background in delivering world-class customer service. Together, we have identified our target customer segments and are educating our associates on how to deliver the experience that our customers deserve and expect.

Thank you for continued belief in The Pep Boys - Manny, Moe & Jack, and for investing in our bright future.



Michael R. Odell
President & Chief Executive Officer
April 26, 2013

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

It is our pleasure to invite you to Pep Boys 2012 Annual Meeting of Shareholders. This year's meeting will be held on Wednesday, June 12, 2013, at Pep Boys' Store Support Center located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania. The meeting will begin promptly at 9:00 a.m.

At the meeting, shareholders will act on the following matters:

(Item 1) The election of the full Board of Directors for a one-year term.

(Item 2) An advisory resolution on executive compensation.

(Item 3) The ratification of the appointment of our independent registered public accounting firm.

The shareholders will also consider any other business that may properly come before the meeting. The attached proxy statement provides further information about the matters to be acted on at the meeting. All shareholders of record at the close of business on Friday, April 5, 2013 are entitled to vote at the meeting and any postponements or adjournments. Your vote is important to us. Please vote as soon as possible in one of the following ways:

- By Internet by visiting the website shown on your Notice of Internet Availability of Proxy Materials or proxy card.
- By telephone by calling the toll-free telephone number shown on your Notice of Internet Availability of Proxy Materials or proxy card.
- By mail, if you requested printed proxy materials, by returning the proxy card in the postage-paid envelope provided.
- By following the instructions on your proxy materials if your shares are held in the name of your bank, broker or other holder of record.

Whether or not you plan to attend the meeting, please make sure that your shares are represented by voting in advance of the meeting using one of these methods.



Brian D. Zuckerman
Secretary
April 26, 2013

THE PEP BOYS - MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION 1
SHARE OWNERSHIP 4
(ITEM 1) ELECTION OF DIRECTORS 6
- What is the makeup of the Board of Directors? 6
- Nominees for Election 6
- Corporate Governance 8
- Compensation Committee Interlocks and Insider Participation 10
- Meetings and Committees of the Board of Directors 10
- Can a shareholder nominate a candidate for director? 10
- How are candidates identified and evaluated? 11
- How are directors compensated? 11
- Director Compensation Table 11
- Certain Relationships and Related Transactions 12
- Involvement in Certain Legal Proceedings 12
- Report of the Audit Committee of the Board of Directors 13
- Independent Registered Public Accounting Firm's Fees 14

EXECUTIVE COMPENSATION 15
- Compensation Discussion and Analysis 15
- Compensation Committee Report 22
- Summary Compensation Table 23
- Grants of Plan Based Awards 25
- Outstanding Equity Awards at Fiscal Year-End Table 26
- Option Exercises and Stock Vested Table 27
- Pension Plans 27
- Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans 27
- Employment Agreements with the Named Executive Officers 28
- Potential Payments upon Termination or Change of Control 29

(ITEM 2) ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION 30
(ITEM 3) PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCCOUNTING FIRM 31
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 32
COST OF SOLICITATION OF PROXIES 32
PROPOSALS OF SHAREHOLDERS 32
ANNUAL REPORT ON FORM 10-K 33

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors for use at this year's Annual Meeting. The meeting will be held on Wednesday, June 12, 2013, at the Pep Boys' Store Support Center located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania and will begin promptly at 9:00 a.m.

The Company's Proxy Statement and 2012 Annual Report are available at www.proxyvote.com.

We are pleased to be using a procedure approved by the Securities and Exchange Commission (SEC) that allows companies to furnish their proxy materials to shareholders over the Internet instead of mailing full sets of the printed materials. We believe that this procedure reduces costs, provides greater flexibility to our shareholders and reduces the environmental impact of our Annual Meeting. On or about April 26, 2013, we started mailing to our shareholders a Notice of Internet Availability of Proxy Materials. The Notice of Internet Availability contains instructions on how to access and read our Proxy Statement and our 2012 Annual Report on the Internet and to vote online. **If you received a Notice of Internet Availability by mail, you will not receive paper copies of the Proxy Materials in the mail unless you request them.** Instead, the Notice of Internet Availability instructs you on how to access and read the Proxy Statement and Annual Report and how you may submit your proxy over the Internet. If you would like to receive a printed copy of the materials, please follow the instructions on the Notice of Internet Availability for requesting the materials, and we will promptly mail the materials to you.

We are mailing to shareholders, or making available to shareholders via the Internet, this Proxy Statement, form of proxy card, and our 2012 Annual Report on or about April 26, 2013.

What is the purpose of the meeting?

At the meeting, shareholders will vote on:

- The election of directors.
- An advisory resolution on executive compensation.
- The ratification of the appointment of our independent registered public accounting firm.

In addition, we will answer questions posed by shareholders.

Who may vote at the meeting?

Common stock is the only class of stock that Pep Boys has outstanding and is referred to in this Proxy Statement as "Pep Boys Stock." You may vote those shares of Pep Boys Stock that you owned as of the close of business on the record date, April 5, 2013. As of the record date, 53,192,530 shares were outstanding.

What are the voting rights of Pep Boys' shareholders?

Each shareholder is entitled to one vote per share on all matters including in uncontested elections of directors.

In contested elections of directors, elections where the number of nominees exceeds the number of directors to be elected, each shareholder is entitled to vote cumulatively. Cumulative voting entitles each shareholder to the number of votes equal to the number of shares owned by the shareholder multiplied by the number of directors to be elected. Accordingly and without satisfying any condition precedent, a shareholder may cast all of his votes for one nominee for director or allocate his votes among all the nominees.

How do I vote?

You may vote using any of the following methods:

- **Internet**. You may vote your shares by the Internet. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. The web site for Internet voting is also listed on your Notice of Internet Availability, on your proxy card and in the instructions that accompany your proxy materials. Internet voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 11, 2013. You will be able to confirm that the system has properly recorded your vote. **If you vote via the Internet, you do NOT need to return a proxy card or voting instruction form.**

- **Telephone**. If located in the United States or Canada, you can vote your shares by telephone by calling the toll-free telephone number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable, and following the recorded instructions. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. Telephone voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 11, 2013. You will be able to confirm that the system has properly recorded your vote. **If you vote by telephone, you do NOT need to return a proxy card or voting instruction form.**

- **Mail**. If you received printed copies of the proxy materials by mail, you can vote by mail. Simply complete and sign the proxy card and return it in the postage-paid envelope included in the materials. If you hold your shares through a bank or brokerage account, please complete and mail the voting instruction form in the envelope provided.

- **Ballot at the Annual Meeting**. You may vote your shares at the meeting if you or your authorized proxy attends the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy using one of the foregoing methods.

Your shares will be voted as you direct. If you submit your proxy, but fail to provide specific instructions on any matter, your shares will be voted as recommended by the Board of Directors.

Can I change my vote after I submit my proxy?

Yes. You may revoke your proxy at any time prior to its exercise at the meeting by (i) providing a later dated vote by Internet or telephone, (ii) delivering either a written revocation notice or another signed proxy card with a later date to our corporate Secretary or (iii) attending the meeting, requesting that your previously delivered proxy be revoked and then voting in person.

How many votes must be present to hold the meeting?

In order to hold the meeting, a majority of the shares of Pep Boys Stock outstanding on the April 5, 2013 record date must be present at the meeting. The presence of such a majority is called a quorum. Since 53,192,530 shares were outstanding on the record date, at least 26,596,266 shares must be present to establish a quorum.

Your shares are counted as present at the meeting if you attend and vote in person or if you properly return a proxy card. Abstentions will be counted as present for the purpose of determining whether there is a quorum for all matters to be acted upon at the meeting.

If a shareholder is the beneficial owner of shares held in "street name" by a bank or brokerage firm, such bank or brokerage firm, as the record holder of the shares, is required to vote those shares in accordance with such shareholder's instructions. If the shareholder does not give instructions to such bank or brokerage firm, it will nevertheless be entitled to vote the shares with respect to certain "discretionary" items, but will not be permitted to vote such shareholder's shares with respect to "non-discretionary" items. In the case of non-discretionary items, the shares will be treated as "broker non-votes." Shares treated as broker non-votes will be included for purposes of

calculating the presence of a quorum. Otherwise, shares represented by broker non-votes will be treated as shares not entitled to vote on a proposal.

How many votes are needed to elect directors?

In uncontested elections, a director nominee will only be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. This is commonly referred to as a "majority vote." An "abstain" vote will have no effect on the outcome of the election, but will be counted for purposes of determining whether a quorum is present. Under Pennsylvania law, if an incumbent director does not receive a majority vote, then the incumbent director will continue to serve on the Board of Directors until his or her successor is elected and qualified. However, an incumbent director who does not receive the required majority vote for re-election is required to tender a resignation to the Board of Directors. The Board of Directors will then accept or reject the resignation, or take other appropriate action, based upon the best interests of Pep Boys and our shareholders and will publicly disclose its decision and rationale within 90 days.

In contested elections, the nominees who receive the most votes cast "for" at the annual meeting will be elected.

How many votes are needed to approve the other matters to be acted on at the meeting?

Each of the other matters must be approved by a majority of the votes cast on such matter. Abstentions are not considered votes "cast" for matters, and therefore will have no effect on the vote for matters and will not be considered in determining whether such proposals have received the requisite shareholder vote.

What are the Board of Directors' recommendations?

Unless you give other directions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors.

The Board recommends a vote:

- **FOR** election of the nominated slate of directors.
- **FOR** the advisory resolution on executive compensation.
- **FOR** the ratification of the appointment of our independent registered public accounting firm.

We have not received proper notice of, and are not aware of, any other matters to be brought before the meeting. If any other matters properly come before the meeting, the proxies received will be voted in accordance with the discretion of the proxy holders named on the proxy card.

A note about certain information contained in this Proxy Statement.

Filings made by companies with the SEC sometimes "incorporate information by reference." This means that the company is referring you to information that has previously been filed with the SEC and that such information should be considered part of the filing you are then reading. The Audit Committee Report and the Compensation Committee Report contained in this Proxy Statement are not incorporated by reference into any other filings with the SEC.

SHARE OWNERSHIP

Who are Pep Boys' largest shareholders?

Based on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock.

Name	Number of Shares Owned	Percent of Outstanding Shares
GAMCO Investors, Inc. One Corporate Center Rye, NY 10580[(a)]	6,172,244	11.6%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022[(b)]	4,047,211	7.6%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746[(c)]	4,021,815	7.6%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355[(d)]	3,067,591	5.8%

(a) Based upon information disclosed in a Schedule 13D/A filed on January 2, 2013.
(b) Based upon information disclosed in a Schedule 13G/A filed on February 8, 2013.
(c) Based upon information disclosed in a Schedule 13G/A filed on February 11, 2013. Dimensional Fund Advisers LP disclaims beneficial ownership of such shares.
(d) Based upon information disclosed in a Schedule 13G/A filled on February 11, 2013.

How many shares do Pep Boys' directors and executive officers own?

The following table shows how many shares our directors and executive officers named in the Summary Compensation Table beneficially owned on July 13, 2012. The business address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Name	Number of Shares Owned[a]	Percent of Outstanding Shares
Michael R. Odell	752,779	1.4%
James A. Mitarotonda[b]	589,591	1.1%
Scott A. Webb	176,740	+
Nick White	109,036	+
Joseph A. Cirelli	101,760	+
Robert H. Hotz	90,582	+
Jane Scaccetti	76,782	+
John T. Sweetwood	70,915	+
M. Shân Atkins	62,822	+
David R. Stern	20,161	+
Thomas J. Carey	7,568	+
Raymond L. Arthur[c]	85,188	+
William E. Shull III[d]	27,254	+
Directors and executive officers as a group (13 people)	2,238,837	4.1%

\+ Represents less than 1%.

(a) Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes shares that can be acquired through stock option exercises through June 5, 2013: Odell – 563,679; Mitarotonda – 31,389 ; Webb – 89,783; White – 31,344; Cirelli – 42,917; Hotz – 38,367; Scaccetti – 30,867; Sweetwood – 30,867; Atkins – 30,867; and as a group – 991,664.

(b) Mr. Mitarotonda is the sole stockholder and director of LNA Capital Corp., which is the general partner of Barington Capital Group, L.P., which is the majority member of Barington Companies Investors, LLC ("Barington Investors"). Barington Investors is the general partner of Barington Companies Equity Partners, L.P. ("Barington"). Barington beneficially owns 534,465 shares of Pep Boys Stock. Mr. Mitarotonda disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(c) Mr. Arthur's ownership is reported as of June 29, 2012, the last day of his employment with Pep Boys.

(d) Mr. Shull's ownership is reported as of September 3, 2012, the last day of his employment with Pep Boys.

(ITEM 1) ELECTION OF DIRECTORS

What is the makeup of the Board of Directors?

Our Board of Directors currently consists of nine members, eight non-management directors and our President & Chief Executive Officer. All of our current directors have been nominated for re-election.

Nominees for Election

The Board of Directors proposes that the following nominees be elected. If elected, each nominee will serve a one-year term expiring at the 2014 Annual Meeting and until such director's successor has been duly elected and qualified. Each of the nominees has consented to serve, if elected. Unless contrary instructions are given, the proxy holders named on the enclosed proxy card will vote for the election of these nominees. If any nominee becomes unavailable to serve as a director, the proxy holders will vote for the election of any substitute nominee designated by the Board.

The nominees standing for election are:

Jane Scaccetti Director since 2002

Ms. Scaccetti, 59, a CPA, is the Chief Executive Officer of Drucker & Scaccetti PC, a public accounting and business advisory firm, of which she has been a principal since 1990. Jane also serves as a trustee of Temple University and Salus University, Chair of the Board of Temple University Health Systems and a Director of Temple University Hospital. Ms. Scaccetti's financial expertise, public-company director experience, familiarity with Pep Boys' business garnered through her tenure as a Director and diversity were the primary qualifications resulting in her nomination for re-election.

John T. Sweetwood Director since 2002

Mr. Sweetwood, 65, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately as President of The Americas, of Six Continents Hotels (currently, Intercontinental Hotels Group), a division of Six Continents PLC (currently IHG PLC) that operates hotels under the InterContinental, Crown Plaza, Holiday Inn and other brands. Mr. Sweetwood's marketing and service industry expertise, together with his familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

M. Shân Atkins Director since 2004

Ms. Atkins, 56, a CPA and Chartered Accountant, is Managing Director of Chetrum Capital LLC, a private investment firm. From 1996 through 2001, Ms. Atkins served as an officer, and ultimately as Executive Vice President – Strategic Initiatives, of Sears Roebuck & Co. Ms. Atkins currently serves as a director of Spartan Stores, Inc., Tim Hortons Inc. and True Value Hardware Company Ms. Atkins' retail industry, operations, strategic planning and financial expertise, public-company director experience, familiarity with Pep Boys' business garnered through her tenure as a Director and diversity were the primary qualifications resulting in her nomination for re-election.

Robert H. Hotz Director since 2005 and Chairman of the Board since 2011

Mr. Hotz, 68, is Senior Managing Director, Co-Head of Investment Banking, a member of the Operating Committee and Co-Chairman of Houlihan Lokey Howard & Zukin, Inc, where he has been employed since 2002. Mr. Hotz currently serves as a director of Universal Health Services, Inc. Mr. Hotz' financial, M&A and regulatory expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

James A. Mitarotonda Director since 2006

Mr. Mitarotonda, 58, is the Chairman of the Board, President and Chief Executive Officer of Barington Capital Group, L.P., an investment firm that he co-founded in 1991. Mr. Mitarotonda is also Chairman of the Board, President and Chief Executive Officer of Barington Companies Investors, LLC, the general partner of Barington Companies Equity Partners, L.P., a small and mid-capitalization value fund. Mr. Mitarotonda currently serves as a director of A. Schulman, Inc., and, during the past five years, served as a director of Ameron International, Inc., Griffon Corporation, Gerber Scientific, Inc. and Sielox, Inc. (formerly Dynabazaar, Inc.). Mr. Mitarotonda's status as a significant shareholder, financial and corporate governance expertise, experiences as a chief executive officer, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director and former Chairman of the Board were the primary qualifications resulting in his nomination for re-election.

Nick White Director since 2006

Mr. White, 68, is President and Chief Executive Officer of White & Associates, a management consulting firm that he founded in 2000. From 1973 through 2000, Mr. White held numerous executive and management level positions with Wal-Mart Stores, Inc., including Executive Vice President and General Manager of the Supercenter division from 1990 to 2000 and Executive Vice President and General Manager of Sam's Wholesale Club from 1985 through 1989. Mr. White currently serves as a director of Dillard's, Inc and, during the past five years, served as a director of Gold Toe Corporation, Oneida Ltd. and Playtex Products, Inc. Mr. White's retail industry, operations and merchandising expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

Michael R. Odell Director since 2008

Mr. Odell, 49, has been our Chief Executive Officer since September 22, 2008, and was designated with the additional title of President in June 2010. He joined Pep Boys in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group. Mr. Odell currently serves as a Director of Meritage Homes Corp. Mr. Odell's position as our President & Chief Executive Officer and his automotive aftermarket, retail industry, service industry, operations and financial expertise were the primary qualifications resulting in his nomination for re-election.

Robert Rosenblatt Director since March 2013

Mr. Rosenblatt, 55, is the President of ideeli Inc., a members-only e-retailer that sells women's fashion and décor items in limited-time sales, and has been Chief Executive Officer of Rosenblatt Consulting, LLC, a retail consulting firm, since its founding in 2006. He has over 25 years of retail experience, including with Tommy Hilfiger, HSN (formerly the Home Shopping Network) and Bloomingdale's. Mr. Rosenblatt's retail industry, operations, e-commerce and financial expertise were the primary qualifications resulting in his nomination for re-election.

Andrea M. Weiss Director since March 2013

Ms. Weiss, 57, has been President and Chief Executive Officer of Retail Consulting, Inc., a boutique consulting practice focused on product and brand development, consumer contact strategies, operational improvements and turnarounds, since its founding in 2002. Ms. Weiss has years of specialty retail experience, including with dELiA*s, The Limited, Intimate Brands, Guess, and Ann Taylor Stores. Ms. Weiss currently serves as a Director of Chico's,

Inc., Cracker Barrel Old Country Store, Inc. and Nutrisystem, Inc. Ms. Weiss' retail industry, operations, marketing and consumer branding expertise, public-company director experience and diversity were the primary qualifications resulting in her nomination for re-election.

Messrs. Mitarotonda and White were originally appointed to the Board pursuant to the terms of an agreement between the Company and a group of investors led by Barington Capital Group, L.P. Such agreement has since expired.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THESE NOMINEES FOR DIRECTOR

Corporate Governance

Our Board of Directors' governance principles are embodied in our corporate Code of Ethics (applicable to all Pep Boys associates including our executive officers and members of the Board), the Board of Directors Code of Conduct and the various Board committee charters, all of which are available for review on our website, www.pepboys.com, or which will be provided in writing, free of charge, to any shareholder upon request to: Pep Boys, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The information on our website is not part of this Proxy Statement. References to our website herein are intended as inactive textual references only.

NYSE Listing Standards. As required by the New York Stock Exchange (NYSE), promptly following our 2012 Annual Meeting, our President & Chief Executive Officer certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards.

Diversity. While the Board has not adopted a formal diversity policy, in accordance with the Board's Code of Conduct, the Nominating and Governance Committee annually reviews with the full Board, the appropriate skills and characteristics required of Directors and nominees in the context of the current make-up of the Board, including diversity of age, gender, ethnicity and personal experiences.

Independence. An independent director is independent from management and free from any relationship with Pep Boys that, in the opinion of the Board, would interfere in the exercise of independent judgment as a director. In reaching such an opinion, the Board considers, among other factors, the guidelines for independent directors promulgated by the NYSE. The independence of the outside directors is reviewed annually by the full Board. In accordance with NYSE guidelines, our Board consists of a majority of independent directors. In fact, all of our current directors, except our President & Chief Executive Officer, Mr. Odell, are independent. All Committees of the Board consist entirely of independent directors.

Executive Sessions of the Independent Directors. Our non-executive Chairman, Mr. Hotz, presides over all such sessions, which are held, at a minimum, immediately following all regularly scheduled Board meetings.

Board Leadership Structure and Role in Risk Oversight. Pep Boys currently separates the roles of Chairman of the Board and Chief Executive Officer. The Board believes that the separation of these roles allows the President & Chief Executive Officer to focus his efforts primarily on the successful short and long-term operations of the Company for the benefit of all its constituents, while allowing the Chairman of the Board to manage the operation of the Board in its oversight of the President & Chief Executive Officer and Pep Boys' strategic direction.

Pep Boys has adopted an enterprise risk oversight program pursuant to which management, lead by Pep Boys' Chief Financial Officer and General Counsel, together with the Audit Committee identifies the most significant risks faced by the Company. On a quarterly basis, management assesses the status of these risks and the Company's mitigation efforts against them, which are reported in writing to the full Board and discussed in detail with the Audit Committee and in summary fashion with the full Board.

Compensation Policies and Practices Risk. In connection with its annual review of Pep Boys' compensation policies and practices, our Compensation Committee of the Board of Directors, together with senior management and the Compensation Committee's independent executive compensation consultant, considered whether any of our compensation policies and practices has the potential to create risks that are reasonably likely to have a material adverse effect on Pep Boys. The Compensation Committee considered the risk profile of our business and the design and structure of our compensation policies and practices. We concluded that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on Pep Boys based on the following:

- Pep Boys is not engaged in speculative activities that have the potential for creating unusual gains or losses.

- Our base salaries, retirement benefits, perquisites and generally available benefit programs create little, if any, risk to Pep Boys.

- Except as provided below, all of our management employees who receive short-term incentive-based compensation do so pursuant to the terms of our shareholder approved Annual Incentive Bonus Plan. The bonus targets under such plan for Officer's are entirely based, and for middle-management are primarily based, upon the achievement of stated corporate-level financial objectives, which are in alignment with our overall business plan. In particular, we do not place disproportionate weight on any one metric, do not include an inordinate amount of metrics, reasonably leverage the selected metrics and employ features to mitigate risks, including limitations on annual cash payouts. Accordingly, we do not believe that the structure of the Annual Incentive Bonus Plan encourages associates to take risks that are reasonably likely to have a material adverse effect on Pep Boys. (The aforementioned exception is for store level associates who have a separate bonus program and whose bonus compensation, individually or in the aggregate, is of an amount that creates little, if any, risk to Pep Boys.)

- Our long-term incentive-based compensation is granted in the form of equity awards, which are subject to time-based and performance-based vesting that is aligned to our corporate objective of creating value for our shareholders. The nature of such awards discourages short-term risk taking. In addition, our officers are subject to substantial share ownership requirements, thereby reinforcing their focus on Pep Boys' long-term success.

- We believe that our mix of fixed compensation and "at risk" compensation does not encourage inappropriate risk-taking by our associates.

Personal Loans to Executive Officers and Directors. Pep Boys has no personal loans extended to its executive officers or directors.

Director Attendance at the Annual Meeting. All Board members are expected encouraged to attend the Annual Meeting of Shareholders. All nominees then standing for election attended the 2012 Annual Meeting.

Communicating with the Board of Directors. Interested parties should address all communications to the full Board or an individual director to the attention of our corporate Secretary. Our corporate Secretary reviews all such communications to determine if they are related to specific products or services, are solicitations or otherwise relate to improper or irrelevant topics. All such improper communications receive a response in due course. Any communication directed to an individual director relating solely to a matter involving such director is forwarded to such director. Any communication directed to an individual director relating to a matter involving both such director and Pep Boys or the Board of Directors, as a whole, is forwarded to such director and the Chairman of the Board. The balance of the communications are forwarded to the Chairman of the Board. Except for improper communications, all interested party communications to the Board of Directors or an individual director received by the corporate Secretary are kept in confidence from management. These procedures were adopted unanimously by the independent directors.

Compensation Committee Interlocks and Insider Participation

Ms. Atkins and Messrs. Hotz and Mitarotonda are the current members of our Compensation Committee. None of these members is or has been an officer or employee of Pep Boys or has any relationship with Pep Boys requiring disclosure under Item 404 of SEC Regulation S-K. No executive officer of Pep Boys serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Pep Boys' Board of Directors or Compensation Committee.

Meetings and Committees of the Board of Directors

The Board of Directors held 21 meetings during fiscal 2012. During fiscal 2012, each director standing for re-election attended at least 75% of the aggregate number of meetings held by the Board and all committee(s) on which such director served. The Board of Directors has standing Audit, Compensation and Nominating and Governance Committees. All Committee members are "independent" as defined by the listing standards of the NYSE.

Audit Committee. Ms. Scaccetti (chair), Mr. Hotz, and Mr. White are the current members of the Audit Committee. The Audit Committee reviews Pep Boys' consolidated financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. The Audit Committee met eight times during fiscal 2012.

Compensation Committee. Ms. Atkins (chair) and Mr. Hotz and Mr. Mitarotonda are the current members of the Compensation Committee. The Compensation Committee recommends the compensation structure, components and levels for all of Pep Boys' officers. The Compensation Committee met nine times during fiscal 2012.

Nominating and Governance Committee. Mr. Sweetwood (chair), Mr. Mitarotonda and Ms. Scaccetti are the current members of the Nominating and Governance Committee. The Nominating and Governance Committee recommends candidates to serve on the Board and serves as the Board's representative on all corporate governance matters. The Nominating and Governance Committee met five times during fiscal 2012.

Can a shareholder nominate a candidate for director?

The Nominating and Governance Committee considers nominees recommended by our shareholders. Written recommendations should be sent to our offices located at 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The recommendation should state the qualifications of the nominee to be considered.

A shareholder may also nominate candidates to be considered for election as directors at an upcoming shareholders' meeting by timely notifying us in accordance with our bylaws. To be timely, a shareholder's notice must be received at our principal executive offices not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received at our principal executive offices within ten days of the date of such public announcement will be considered timely. The shareholder's notice must also set forth all of the following information:

- the name and address of the shareholder making the nomination;
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the proposed nominee;
- the name of the proposed nominee;
- the proposed nominee's principal occupation and employment for the past 5 years;
- a description of any other directorships held by the proposed nominee; and
- a description of all arrangements or understandings between the nominee and any other person or persons relating to the nomination of, and voting arrangements with respect to, the nominee.

How are candidates identified and evaluated?

Identification. The Nominating and Governance Committee considers all candidates recommended by our shareholders, directors and senior management on an equal basis. The Nominating and Governance Committee's preference is to identify nominees using our own resources, but has the authority to and will engage search firms(s) as necessary.

Qualifications. The Nominating and Governance Committee evaluates each candidate's professional background and experience, judgment and diversity (age, gender, ethnicity and personal experiences) and his or her independence from Pep Boys. Such qualifications are evaluated against our then current requirements, as expressed by the full Board and our President & Chief Executive Officer, and the current make up of the full Board.

Evaluations. Candidates are evaluated on the basis of their resume, third party references, public reputation and personnel interviews. Before a candidate can be recommended to the full Board, such candidate is generally interviewed by each member of the Nominating and Governance Committee and meets, in person, with at least one member of the Nominating and Governance Committee, the Chairman of the Board and the President & Chief Executive Officer.

How are directors compensated?

Cash Retainer. Each non-management director (other than the Chairman of the Board) receives an annual cash retainer of $35,000. Our Chairman of the Board receives an annual director's fee of $100,000.

Committee Compensation. Directors serving on our committees (other than the Chairman of the Board) also receive the following annual cash fees.

	Chair	Member
Audit	$20,000	$12,000
Compensation	$15,000	$ 7,500
Nominating and Governance	$10,000	$ 5,000

Equity Grants. Our 2009 Stock Incentive Plan provides for an annual equity grant having an aggregate value of $55,000 to non-management directors. The Stock Incentive Plan is administered, interpreted and implemented by the Compensation Committee.

The following table details the compensation paid to non-employee directors during the fiscal year ended February 2, 2013.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Equity Awards ($)	Total ($)
M. Shân Atkins	50,000	55,000	105,000
Robert H. Hotz	100,000	55,000	155,000
James A. Mitarotonda	47,500	55,000	102,500
Jane Scaccetti	60,000	55,000	115,000
John T. Sweetwood	45,000	55,000	100,000
Nick White	41,000	55,000	96,000
Irvin D. Reid(1)	39,000	--	39,000
James A. Williams(1)	35,250	--	35,250

(1) Messrs. Reid and Williams retired from our Board on September 12, 2012.

Share Ownership Guidelines. Each of our non-employee directors is expected to hold shares equal to 4x the annual director retainer (i.e., $140,000). The share ownership levels may be satisfied through direct share ownership and/or by holding unvested time-based RSUs and vested "in the money" stock options. Non-employee directors have five years from their appointment to Board to achieve their expected ownership level. If in a shortfall position, (i) a non-employee director may not sell Pep Boys Stock and (ii) all net after-tax shares acquired upon the exercise of stock options must be retained. All of our non-employee directors are currently in compliance with our share ownership guidelines.

Certain Relationships and Related Transactions

The Audit Committee, which is comprised of independent directors, has established a written Related Party Transaction Policy. Such policy provides that to help identify related-party transactions and relationships (i) all transactions between the Company and another party are reviewed by the Company's legal and finance departments prior to the execution of definitive transaction documents and (ii) each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with the Company. The full Board of Directors reviews and approves, ratifies or rejects any transactions and relationships of the nature that would be required to be disclosed under Item 404 of Regulation S-K. In reviewing any such related-party transaction or relationship, the Board considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. No such relationships or transactions of a nature required to be disclosed under Item 404 of Regulation S-K currently exist.

Involvement of Certain Legal Proceedings

None of our directors or executive officers are currently involved, or have been involved during the last ten years, in a legal proceeding of the type required to be disclosed under Item 401 of Regulation S-K.

Report of the Audit Committee of the Board of Directors

The Audit Committee reviews Pep Boys' financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. Each committee member is "independent" as defined by the listing standards of the New York Stock Exchange. Ms. Scaccetti (chair), Mr. Hotz, and Mr. White are the current members of the Audit Committee. Ms. Scaccetti has been designated by the full Board as an Audit Committee Financial Expert as defined by SEC regulations. A written charter adopted by the full Board governs the activities of the Audit Committee. The charter is reviewed, and when necessary revised, annually.

Management has primary responsibility for Pep Boys' internal accounting controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Pep Boys' consolidated financial statements and internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and to issue a report as a result of such audits. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee serves as a focal point for communication among the Board of Directors and its committees, the independent registered public accounting firm, management and Pep Boys' internal audit function, as the respective duties of such groups, or their constituent members, relate to Pep Boys' financial accounting and reporting and to its internal controls.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. These discussions included the matters required to be discussed by Statement on Auditing Standards No. 61, as amended and adopted by the Public Company Accounting Oversight Board (Communication with Audit Committees). The Audit Committee also reviewed and discussed with management, the internal auditors and the independent registered public accounting firm, management's report, and the independent registered public accounting firm's attestation, on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee also discussed with the independent registered public accounting firm its independence from Pep Boys and its management, including the written disclosures submitted to the Audit Committee by the independent registered public accounting firm as required by the Public Company Accounting Oversight Board.

Based upon the discussions and reviews referred to above, the Audit Committee, as then constituted, recommended that the Board of Directors include the audited consolidated financial statements and management's report on internal control over financial reporting in Pep Boys' Annual Report on Form 10-K for the fiscal year ended February 2, 2013 filed with the SEC.

This report is submitted by: Jane Scaccetti; Robert H. Hotz; and Nick White.

Independent Registered Public Accounting Firm's Fees

The following table summarizes the aggregate fees billed to us by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates.

Fiscal Year	2012	2011
Audit Fees	$1,361,850	$1,475,383
Audit-Related Fees	80,750	0
Tax Fees	74,442	$66,140
All Other Fees	0	0
Total	$1,517,042	$1,541,523

Audit Fees. Audit Fees billed in fiscal 2012 and fiscal 2011 were for (i) the audit of our annual financial statements, (ii) the audit of our internal control over financial reporting, (iii) the reviews of our quarterly financial statements and (iv) comfort letters, statutory and regulatory audits, consents and other services related to SEC matters.

Audit-Related Fees. Audit-Related Fees billed in fiscal 2013 were for services provided in connection with our proposed go-private transaction and term loan refinancing and the use of Deloitte's proprietary accounting research tool.

Tax Fees. Tax Fees billed in fiscal 2012 and 2011 were for of tax compliance services in connection with tax audits and appeals.

The Audit Committee annually engages Pep Boys' independent registered public accounting firm and pre-approves, for the following fiscal year, their services related to the annual audit and interim quarterly reviews of Pep Boys' financial statements and all reasonably-related assurance and services. All non-audit services are considered for approval by the Audit Committee on an as-requested basis by Pep Boys. For fiscal 2012, the Audit Committee discussed the non-audit services with Deloitte & Touche LLP and management to determine that they were permitted under the rules and regulations concerning the independence of independent registered public accounting firms promulgated by the SEC and the American Institute of Certified Public Accountants. Following such discussions, the Audit Committee determined that the provision of such non-audit services was compatible with maintaining Deloitte & Touche LLP's independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we discuss and analyze Pep Boys' executive compensation program, which we believe links pay to financial results and allows us to attract and retain a highly experienced and successful management team. In accordance with "good pay practices," our program, among other things:

- is heavily weighted towards performance-based pay;
- includes a short-term incentive component that is entirely dependent upon company performance;
- includes a long-term incentive component delivered 100% in equity, all of which is performance-based;
- limits change-of-control payments and accelerated equity vesting to "double trigger" situations (i.e., the occurrence of a change of control and an accompanying termination, rather than a change of control alone);
- does NOT include tax gross-up provisions;
- includes "clawback" provisions, which require officers to repay previously-awarded incentive compensation in certain financial restatement situations;
- includes share ownership provisions; and
- includes anti-hedging/pledging provisions.

Say on pay vote.

The Company provides its shareholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay proposal"). At the Company's annual meeting of shareholders held in September 2012, 98% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the Company's executive compensation for 2011. The Compensation Committee believes this affirms shareholders' support of the Company's approach to executive compensation. In light of the voting results, the Committee did not materially change its approach in 2012. The Compensation Committee will continue to consider the outcome of advisory votes on the Company's say-on-pay proposals when making future compensation decisions for the named executive officers.

Pay for Performance.

Our financial performance in fiscal 2012 was disappointing. These disappointing results were reflected in our executive officers' compensation, which is heavily weighted towards performance-based pay. Because we failed to achieve the financial targets set forth under our annual incentive bonus plan, none of our tenured executive officers received any short-term incentive payments on account of fiscal 2012. In addition, no executive officer received Company contributions to their retirement plans. As a result, our tenured named executive officers, Messrs. Odell, Webb and Cirelli, received only 58%, 56% and 64%, respectively, of their fiscal 2012 target total direct compensation. In addition, 60% of the three-year long-term performance awards granted to our named executive officers in fiscal 2009 expired in fiscal 2012 without vesting because the Company failed to achieve specified thresholds of return on invested capital and total shareholder return over the performance period.

Of the long-term incentive awards granted to executive officers in fiscal 2012, 60% are delivered in the form of performance share units that require the Company to achieve specified thresholds of return on invested capital and total shareholder return in the subsequent three-year period in order to deliver any value to our executives. The remaining 40% balance were delivered in the form of stock options, which the Company also views as performance-based since options only have value if the Company's per share stock price appreciates.

Of the components comprising our executive compensation program, the percentage mix between "at-risk" and fixed compensation (excluding health and welfare benefits), at target levels, for each of our named executive officers is set forth in the following table. "At-risk" compensation is only earned and paid if pre-established performance levels are achieved or the Company's stock price appreciates.

Name	"At-Risk"	Fixed
Michael R. Odell	73%	27%
David R. Stern	61%	39%
Scott A. Webb	63%	37%
Joseph A. Cirelli	46%	54%
Thomas J. Carey	48%	52%

Compensation Philosophy.

Pep Boys' executive compensation program is designed to:

- Enable Pep Boys to attract, retain, and motivate key executives critical to current and long-term success;
- Provide targeted compensation levels which are competitive with our customized peer group (discussed below) as to base salary, annual incentives and long-term incentives, and which are reflective of current and/or expected future company performance levels;
- Support Pep Boys' long-range business strategy;
- Establish a clear linkage between individual performance objectives and corporate or business unit financial performance objectives; and
- Align executive compensation with shareholder interests by linking long-term incentives to increasing shareholder value, utilizing performance metrics where appropriate.

The Compensation Committee has also adopted the following more specific guidelines in formulating the detailed elements of Pep Boys' executive compensation program:

- Short term incentives will be structured in a manner which gives primary emphasis to meeting or exceeding the Company's annual financial objectives;
- Long-term incentives will be designed to reward performance over a multi-year time frame, with vesting of awards to occur over a corresponding time period;
- At the discretion of the Compensation Committee,
    - Payout on any *short term* incentive component may be made contingent upon achievement of the annual budget. This decision will be made annually, when targets are set for the ensuing year;
    - If the *long-term* incentive plan includes more than one performance dimension, achievement of target on any one element may be treated as a prerequisite to payout on other goals (i.e., as a "qualifier"), whether or not threshold performance is achieved on those other dimensions;
- The Compensation Committee believes that requiring achievement of full target performance in order to trigger any payout under the annual incentive plan is generally inappropriate due to the risk of incenting poor decision making at the margin. The Compensation Committee will annually set a "threshold" performance level which is below the target objective, at which point some amount of incentive compensation will be paid;

- From time to time the Compensation Committee may decide to grant a discretionary, individual short or long term incentive award based on a specific individual's performance;
- In the spirit of encouraging over-performance against annual targets, performance above target may be rewarded disproportionately; i.e. marginal rewards for over-performance may exceed the marginal penalty for under-performance; and
- All payouts are subject to the discretion of the Compensation Committee even if targets are achieved.

Peer Group.

In order to maintain a competitive total compensation program, Pep Boys compares itself with a custom peer group comprising key competitors in the automotive service and retail business, as well as comparably-sized companies in the broader hardlines retail industry. The peer group is reviewed annually by the Compensation Committee, together with its compensation consultant, to ensure that it remains relevant. The peer group utilized to establish the fiscal 2012 executive compensation program included: Aarons, Advance Auto Parts, Autozone, Big 5 Sporting Goods, Cabela's, Conn's, Dick's Sporting Goods, hhgregg, Midas, Monro Muffler & Brake, O'Reilly Automotive, PetSmart, RadioShack, Rent-A-Center, Tractor Supply and West Marine. In some cases, Pep Boys analyzes competitive pay practices in the general industry for positions where incumbents may typically be recruited from outside of the hardlines retailing sector.

Update. In order to provide a more robust data set and utilize companies with average revenues, market capitalization and employee count closer to that of Pep Boys, for fiscal 2013, the Compensation Committee has revised the peer group to add Asbury Automotive, Finish Line, Hibbett Sports, Lithia Motors, Pier 1 Imports, Williams Sonoma and Zale Corporation and remove Dick's Sporting Goods and PetSmart, resulting in an expanded peer group of 20 companies.

The Compensation Process.

For fiscal 2012, the Compensation Committee recommended to the full Board the annual total compensation levels for all of the named executive officers (other than the President & Chief Executive Officer), based on recommendations made by the President & Chief Executive Officer and the Senior Vice President - Human Resources, and in consultation with Pay Governance, the Compensation Committee's compensation consultant. The Compensation Committee recommended to the full Board the annual total compensation level for the President & Chief Executive Officer after consulting with Pay Governance. Our President & CEO was not involved in formulating recommendations as to his own compensation.

To arrive at its recommendations for compensation to be paid to our President & CEO and other named executive officers, the chair of the Compensation Committee scheduled and developed the agenda for committee meetings in consultation with the Senior Vice President - Human Resources. The Senior Vice President - Human Resources was responsible for developing appropriate materials for the Compensation Committee's review and consideration and for reviewing these materials and recommendations with the chair of the Compensation Committee and Pay Governance prior to their presentation to the Compensation Committee. Our President & Chief Executive Officer was principally responsible for recommendations made to the Compensation Committee with respect to the compensation of our named executive officers (other than himself) and other officers of the corporation. The Compensation Committee considered, but was not bound to and did not always accept, management's recommendations with respect to executive compensation. The President & Chief Executive Officer, Senior Vice President – Human Resources and Senior Vice President – General Counsel & Secretary attended all committee meetings, excluding portions of meetings where their own compensation was discussed, and excluding the regular executive sessions held at the conclusion of each regularly-scheduled meeting of the Committee.

In connection with establishing compensation levels for fiscal 2012, Pay Governance advised the Compensation Committee on the then-current competitiveness of our program design and total compensation levels. Representatives of Pay Governance regularly attended committee meetings and also communicated with the chair of the Compensation Committee outside of meetings. Pay Governance worked with management (including the President & Chief Executive Officer, Senior Vice President - Human Resources and Senior Vice President – General Counsel & Secretary) from time-to-time for purposes of gathering information and reviewing and providing input to management on recommendations, proposals and materials that management presented to the Compensation Committee. Pay Governance was engaged directly by the Compensation Committee and did not provide any additional services to the Company in fiscal 2012.

The Compensation Committee and the Board of Directors consider our overall compensation levels for the named executive officers to be reasonable and appropriate and believe that our executive compensation program achieves the objectives outlined at the beginning of this summary.

Components of Compensation.

The compensation provided to the executives listed in the Summary Compensation Table, whom we refer to as our named executive officers, consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and health and welfare benefits.

Base Salary. The Compensation Committee reviews base salaries annually to reflect the experience, performance and scope of responsibility of each named executive officers and to ensure that executive salaries are appropriate to retain highly qualified individuals. The full Board measures the President & Chief Executive Officer's individual performance during the applicable fiscal year in the areas of strategic planning and execution, leadership, financial results, management development and succession planning, key stakeholder focus, ethics and Board relations, based upon individual assessments completed by each Director. The Compensation Committee reviews the President & Chief Executive Officer's assessments of the other named executive officers' individual performance during the applicable fiscal year in the areas of core and positional competencies. Salary adjustments are then made taking into account the performance assessment, the relative position of the named executive officers current salary within the market range for his position and the budgeted percentage increase for all officers as a group. For fiscal 2012, the Compensation Committee recommended, and the full Board approved, adjustments to base salaries of Messrs. Odell and Webb of 1.2% and 2.0%, respectively, to reflect their respective performances in fiscal 2011. The starting salaries for Messrs. Stern and Carey were established, in consultation with the Pay Governance, at levels believed necessary to induce such executives to join the Company with reference to their experience and positional responsibilities and peer group data for comparable executives.

Short-Term Incentives. The named executive officers participate in our Annual Incentive Bonus Plan, which is a short-term incentive plan designed to reward the achievement of pre-established goals. In order to directly align our named executive officers' short-term incentive compensation with that of our overall performance, these pre-established goals consist entirely of corporate (as opposed to individual) objectives. For fiscal 2012, the named executive officers' annual short-term incentive opportunities were as follows:

	% of Base Salary			
Title	**Threshold**	**Target**	**Cash Cap[(a)]**	**Maximum**
President & CEO	50	100	150	200
Executive Vice President	37.5	75	112.5	150
Senior Vice Presidents	22.5	45	67.5	90

(a) Amounts achieved above the "cash cap" percentage up to the "maximum" percentage are earned and paid out over the subsequent three years, assuming the executive remains employed by the Company.

For fiscal year 2012, the Compensation Committee recommended, and the full Board approved, the following objectives and associated weightings under the Annual Incentive Bonus Plan.

Objective	**Weighting (%)**	**Threshold**	**Target**	**Cash Cap**	**Maximum**
Pre-Tax Income[(a)]	50	$56,133	$66,039	$74,294	$82,549
Pre-Tax ROIC[(b)]	25	10.0%	11.1%	12.1%	13.1%
Total Revenue	25	$2,178,309,000	$2,245,679,000	$2,301,821,000	$2,357,963,000
Total	100				

(a) Calculated before unusual, non-operating gains and losses.
(b) Pre-Tax Income (before unusual, non-operating gains and losses) divided by debt plus equity.

For fiscal 2012, the Compensation Committee established target levels that it believed were achievable, but also substantially uncertain. The Compensation Committee retains full discretion to award or withhold in its entirety, or to increase or decrease the amount of, short-term incentive plan compensation regardless of the attainment, or failure to attain, the relevant performance goal(s) (except that short-term incentive plan compensation cannot be increased in the case of compensation meant to qualify as "performance-based" compensation under Section 162(m) of the Internal Revenue Code).

For fiscal 2012, the Company did not achieve its threshold results against its corporate objectives, so no short-term incentive plan compensation was paid to the named executive officers, except for Messrs. Stern and Carey for whom a pro-rated portion (based on time in position during fiscal 2012) of their short-term incentive was guaranteed at target level as an inducement to join the Company.

Long-Term Incentives. We believe that compensation through equity grants directly aligns the interests of management with that of the Company's shareholders. The Stock Incentive Plan provides for the grant of stock options at exercise prices equal to the fair market value (the mean of the high and low quoted selling prices) of Pep Boys stock on the date of grant, and for the grant of restricted stock units.

For the fiscal 2012 equity grants, the Compensation Committee recommended, and the full Board approved, equity grants consisting of 40% time-based vesting stock options and 60% performance-based vesting restricted stock units (RSUs). Stock options vest over three years and have a seven-year term. Two-thirds of the 2012 performance-based RSUs are tied to the Company achieving at least a threshold return on invested capital and one-third are tied to achieving at least a threshold level of total shareholder return measured relative to our peer group. Both performance-based RSU metrics are measured over a three-year performance period. The Compensation Committee then established target grant values intended to be competitive at market median of our peer group. In

fiscal 2012, on account of the Company's fiscal 2011 financial performance and the relative position of each named executive officer's total compensation to the market median of our peer group, the Compensation Committee recommended, and the full Board approved, the following long-term incentive levels as a percentage of base salary.

Title	Target % of Base Salary	2012 Actual Grant as a % of Base Salary
Odell	125%	120%
Webb	50%	50%
Cirelli	40%	38%

As an inducement to join the Company, Messrs. Stern and Carey were granted restricted stock units valued at 50% and 20% of their respective starting base salaries.

Retirement Plans. We maintain The Pep Boys Savings Plan, which is a broad-based 401(k) plan. Participants make voluntary contributions to the savings plan, and we match 50% of the amounts contributed by participants under the savings plan, up to 6% of salary. Due to low levels of participation in the savings plan, the plan historically did not meet the non-discrimination testing requirements under Internal Revenue Code regulations. As a result, the savings plan was required to make annual refunds of contributions made by our "highly compensated employees" (including the named executive officers) under the savings plan. Beginning in 2004, we limited our officers' contributions to the savings plan to 0.5% of their salary per year. Given this limitation, in order to assist our officers with their retirement savings, in fiscal 2004, we adopted a non-qualified deferred compensation plan that allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. To further encourage share ownership and more directly align the interests of management with that of its shareholders, the first 20% of an officer's bonus deferred into Pep Boys Stock is matched by the Company on a one-for-one basis with Pep Boys Stock that vests over three years.

In order to keep our executive compensation program competitive, we also maintain a Supplemental Executive Retirement Plan, or SERP, known as our Account Plan. The Account Plan provides fixed annual contributions to a retirement account based upon the participant's age and then current compensation in accordance with the following schedule:

If the Participant is...	Annual contribution as a percentage of cash compensation (salary + short-term cash incentive)
At least 55 years of age	19%
At least 45 years of age but not more than 54 years of age	16%
At least 40 years of age but not more than 44 years of age	13%
Not more than 39 years of age	10%

Notwithstanding the foregoing, for the first four years of a participant's employment, the contribution percentage is limited to 10% of cash compensation.

In fiscal 2012, all named executive officers participated in the Account Plan.

In order to incent the achievement of incremental profitability, all Company contributions to the savings plan and Account Plan (on account of all associates, including the named executive officers) that would otherwise have been made during calendar 2012 were conditioned upon the Company's achievement of a level of pre-tax income in fiscal 2012 that exceeded 2011's level. Because this objective was not achieved, no calendar 2012 contributions were made.

Health and Welfare Benefits. As one element of a market-competitive compensation package, we also provide our named executive officers with health and welfare benefits, including medical and dental coverage, life insurance valued at one times salary, long term disability coverage and an auto allowance.

Employment Agreements. In August 2012, we entered into revised Change of Control Agreements with each of Messrs. Odell, Webb and Cirelli to eliminate the provision of any "gross-up" payments, restructure the severance compensation and modify the definition of a change of control, all in order to reflect current best practices in executive compensation and corporate governance. We entered into a Change of Control Agreement of an identical form with each of Mr. Stern and Mr. Carey upon the commencement of their employment with the Company. The purpose of the Change of Control Agreements is to provide an incentive for our officers to remain in our employment and continue to focus on the best interests of Pep Boys without regard to any potential loss of employment due to a possible change of control.

In addition, we amended and restated our Stock Incentive Plan to provide that newly-issued equity awards no longer automatically vest upon the occurrence of a change of control, but rather only following a business combination, asset sale or liquidation transaction if the surviving company or successor does not assume such awards or convert them into awards of equivalent value (i.e., double trigger vesting).

We have also entered into Non-Competition Agreements with each of our named executive officers in order to prevent any of them from soliciting our employees or competing with us if they were to leave Pep Boys of their own volition. As consideration for such restrictive covenants, the Non-Competition Agreements provide for a severance payment to be made to a named executive officer if he is terminated by the Company without "cause."

These agreements are fully described in "Employment Agreements with Named Executive Officers" below.

Recoupment Policy ("Clawback"). We will seek to recover, at the direction of the Compensation Committee, all or a portion of any compensation awarded or paid to a current or former Officer during the prior three fiscal years if (i) the amount of such compensation was based on the achievement of certain financial results that were subsequently the subject of a restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws and (ii) a lower award or payment would have been made to the Officer based upon the restated financial results. If, however, the Compensation Committee determines that an Officer engaged in misconduct that resulted in the obligation to restate or knew or should have known of such misconduct and failed to take appropriate action, then we will seek to recover the related compensation regardless of the fiscal year in which it was paid.

Share Ownership Guidelines. Our Officers are expected to hold shares equal to the following multiples of their annual salary: President & Chief Executive Officer 5x; Executive Vice President 3x; Senior Vice President 2x; and Vice President 1x. The share ownership levels may be satisfied through direct share ownership and/or by holding unvested time-based RSUs and vested "in the money" stock options. Officers have five years from the later of their appointment to their then current position or the establishment of a higher ownership threshold for their position (as described above) to achieve their expected ownership levels. If in a shortfall position, (i) an officer may not sell Pep Boys Stock, (ii) all net after-tax shares acquired upon the exercise of stock options or the vesting of RSUs must be retained and (iii) any short-term incentive award in excess of the "cash cap" level will be awarded in the form of RSUs. All of our named executive officers are currently in compliance with our share ownership guidelines.

Anti-hedging/pledging Policy. Our Officers and Directors are prohibited from entering into contracts, instruments or other transactions or purchasing securities (a) designed to hedge against their Company stock holdings, (b) that derive their value with or in relation to the price of a share of Company stock (except for

transactions under Company stock plans) or (c) that utilize Company stock in a margin account or pledge arrangement.

Tax and Accounting Matters. We consider the tax and accounting impact of each element of compensation in determining the appropriate compensation structure. For tax purposes, annual compensation payable to the named executive officers generally must not exceed $1 million in the aggregate during any year to be fully deductible under Section 162(m) of the Internal Revenue Code. The Stock Incentive Plan is currently structured with the intention that stock option grants and performance-based RSUs will qualify as "performance based" compensation that is not subject to the $1 million deduction limit under Section 162(m). In order to compete effectively for the acquisition and retention of top executive talent, we believe that we must have the flexibility to pay salary, bonus and other compensation that may not be fully deductible under Section 162(m). Accordingly, the Compensation Committee retains the authority to authorize payments that may not be deductible under Section 162(m) if it believes that such payments are in the best interests of Pep Boys and our shareholders. All compensation paid to the named executive officers in fiscal 2011 was fully deductible.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based upon our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Pep Boys' Annual Report on Form 10-K for the fiscal year ended February 2, 2013 filed with the SEC.

This report is submitted by M. Shân Atkins, Robert H. Hotz and James A. Mitarotonda.

Summary Compensation Table

The following table provides information regarding the fiscal 2012 compensation for Pep Boys' CEO, CFO and the three other executive officers in position as of the end of fiscal 2012 that received the highest compensation in fiscal 2012, as well as, two additional former executives. These executives are referred to herein as the "named executive officers." As explained in our Compensation Discussion and Analysis, the compensation provided to our named executive officers consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and heath and welfare benefits.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compen-sation ($) (d)	All Other Compen-sation ($) (e)	Total ($)
Michael R. Odell	2012	823,462	--	600,000	400,000	--	17,225	1,840,687
President & CEO	2011	817,693	--	660,000	440,000	90,119	42,196	2,050,008
	2010	800,000	--	600,000	400,000	1,094,424	496,792	3,391,216
David R. Stern EVP – CFO[f]	2012	146,154	--	200,000	--	118,350	23,714	488,218
Scott A. Webb	2012	455,439	--	137,700	91,800	--	14,182	699,221
EVP – Merch,	2011	441,923	--	135,000	90,000	48,689	19,745	735,357
Supply Chain & Digital Operations	2010	400,000	--	120,000	80,000	355,688	120,547	1,076,235
Joseph A. Cirelli	2012	315,000	--	71,400	47,600	--	13,944	447,944
SVP – Corporate	2011	314,235	--	69,000	46,000	20,773	18,291	468,298
Development	2010	302,509	--	69,000	46,000	186,229	135,601	739,339
Thomas J. Carey SVP – Chief Customer Officer[g]	2012	161,538	80,000	70,000	--	77,238	33,635	422,411
Raymond L. Arthur	2012	212,019	--	--	--	--	6,763	218,782
EVP – CFO[h]	2011	521,731	--	150,000	100,000	57,482	29,016	858,229
	2010	500,000	--	120,000	80,000	513,012	298,655	1,511,667
William E. Shull III	2012	240,023	--	--	--	--	408,901	648,923
EVP–Stores[i]	2011	345,769	--	105,000	70,000	38,095	21,880	580,744
	2010	320,000	--	96,000	64,000	284,550	157,520	922,070

(a) Represents the sign on bonus paid to induce Mr. Carey to join the Company.
(b) Represents the grant date fair value calculated under ASC 718.
(c) Represents the grant date fair value calculated under ASC 718.

(d) Represents amounts earned under our Annual Incentive Compensation Plan in the year reported, that were paid, or payable but deferred at the executive officer's election, in the following fiscal year. For fiscal 2012, such amounts paid to Messrs. Stern and Carey were guaranteed in order to induce them to join the Company.

(e) For fiscal 2012, consists of the following dollar amounts:

	Odell	Stern	Webb	Cirelli	Carey	Arthur	Shull
Contributed (company match) under our Deferred Compensation Plan	--	23,670	--	--	15,448	--	--
Paid as an auto allowance	16,000	--	13,500	13,500	--	6,154	8,360
Representing group term life insurance premiums	1,225	44	682	44	77	609	541

For Mr. Carey also includes $18,110 of relocation expenses.

For Mr. Shull also includes a severance payment of $400,000.

(f) Mr. Stern joined Pep Boys on September 10, 2012 as Executive Vice President – Chief Financial Officer.
(g) Mr. Carey joined Pep Boys on August 6, 2012 as Senior Vice President -- Chief Customer Officer.
(h) Mr. Arthur resigned from the Company on June 29, 2012.
(i) Mr. Shull ceased his employment with the Company on September 3, 2012.

Grants of Plan Based Awards

The following table shows (i) potential payouts under our short-term incentive program assuming specified pre-established corporate objectives were achieved in fiscal 2012, (ii) the customary annual equity grants made in fiscal 2012 in respect of fiscal 2011 service and (iii) inducement grants made to named executive officers that joined the Company in fiscal 2012.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[a]							
Name	Grant Date	Threshold ($)	Target ($)	Cash Cap ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (b)
Michael R. Odell	--	415,000	830,000	1,245,000	1,660,000	--	--	--	--
	09/12/12	--	--	--	--	--	85,653	9.98	400,000
	09/12/12	--	--	--	--	60,120	--	--	600,000
David Stern	--	62,500	125,000	187,500	250,000	--	--	--	--
	09/10/12	--	--	--	--	20,161	--	--	200,000
Scott A. Webb	--	172,125	344,250	516,325	688,500	--	--	--	--
	09/12/12	--	--	--	--	--	19,657	9.98	91,800
	09/12/12	--	--	--	--	13,798	--	--	137,700
Joseph A. Cirelli	--	70,875	141,750	212,625	283,500	--	--	--	--
	09/12/12	--	--	--	--	--	10,193	9.98	47,600
	09/12/12	--	--	--	--	7,154	--	--	71,400
Thomas J. Carey	--	39,375	78,750	118,125	157,500	--	--	--	--
	08/06/12	--	--	--	--	7,568	--	--	70,000

(a) These columns reflect threshold, target, cash cap and maximum amounts that were potentially payable under our Annual Incentive Bonus Plan to our named executive officers if certain corporate targets pre-established by our Compensation Committee were achieved in fiscal 2012. Amounts for Messrs. Stern and Carey are pro rated based upon their time in service. See "Compensation Discussion and Analysis" for a full discussion of our Annual Incentive Bonus Plan and "Summary Compensation Table" for amounts actually earned in fiscal 2012.

(b) Represents the grant-date fair value calculated under ASC 718.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows information regarding unexercised stock options and unvested RSUs held by the named executive officers as of February 2, 2013.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Yet Vested ($) (a)
Michael R. Odell	6,000	0	14.7750	9/17/2014	--	--
	10,000	0	12.0600	2/28/2015	--	--
	400,000	0	3.1200	2/26/2016	--	--
	62,306	31,152[(b)]	10.2700	3/30/2017	--	--
	27,111	54,220[(c)]	12.3000	3/29/2018	--	--
	0	85,653[(d)]	9.9800	9/12/2019	--	--
	--	--	--	--	58,027[(e)]	638,877
	--	--	--	--	52,885[(f)]	582,264
	--	--	--	--	60,120[(g)]	661,921
David R. Stern	--	--	--	--	20,161[(h)]	221,973
Scott A. Webb	20,000	0	12.0600	2/28/2015	--	--
	40,000	0	3.1200	2/26/2016	--	--
	12,462	6,230[(b)]	10.2700	3/30/2017	--	--
	5,546	11,090[(c)]	12.3000	3/29/2018	--	--
	0	19,657[(d)]	9.9800	9/12/2019	--	--
	--	--	--	--	11,605[(e)]	127,771
	--	--	--	--	10,817[(f)]	119,095
	--	--	--	--	13,797[(g)]	151,905
Joseph A. Cirelli	1,500	0	15.8550	2/27/2013	--	--
	2,000	0	15.9650	2/15/2014	--	--
	2,000	0	12.0600	2/28/2015	--	--
	22,500	0	3.1200	2/26/2016	--	--
	7,166	3,582[(b)]	10.2700	3/30/2017	--	--
	2,835	5,668[(c)]	12.3000	3/29/2018	--	--
	0	10,193[(d)]	9.9800	9/12/2019	--	--
	--	--	--	--	6,673[(e)]	73,470
	--	--	--	--	5,529[(f)]	60,874
	--	--	--	--	7,155[(g)]	78,777
Thomas J. Carey	--	--	--	--	7,568[(i)]	83,324

(a) Based upon the closing price of a share of Pep Boys Stock on February 1, 2013 ($11.01).
(b) Such options became exercisable on March 30, 2013.
(c) One-half of such options became/become exercisable on each of March 29, 2013 and 2014.
(d) One-third of such options become exercisable on each of September 12, 2013, 2014 and 2015.
(e) Such RSUs expired without vesting on February 2, 2013.
(f) Such RSUs will vest on February 1, 2014 if the Company achieves certain predetermined performance criteria.
(g) Such RSUs will vest on September 12, 2015 if the Company achieves certain predetermined performance criteria.
(h) One-third of such RSUs will vest on each of September 10, 2013, 2014 and 2015.
(i) One-third of such RSUs will vest on each of August 6, 2013, 2014 and 2015.

Option Exercises and Stock Vested Table

During fiscal 2012, no named executive officer exercised any stock options nor had any stock awards vest.

Pension Plans

Qualified Defined Benefit Pension Plan. We have a qualified defined benefit pension plan for all employees hired prior to February 2, 1992. Future benefit accruals on behalf of all participants were frozen under this plan as of December 31, 1996. Benefits payable under this plan are calculated based on the participant's compensation (base salary plus accrued bonus) over the last five years of the participant's employment by Pep Boys and the number of years of participation in the plan. Benefits payable under this plan are not subject to deduction for Social Security or other offset amounts. The maximum annual benefit for any employee under this plan is $20,000. Mr. Cirelli is the only named executive officer that participated in the qualified defined benefit pension plan in fiscal 2011. His accrued annualized benefit thereunder, at normal retirement age, is $19,162.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

As explained in our Compensation Discussion and Analysis, set forth below is information regarding benefits under our non-qualified defined contribution plan (our Account Plan) and Deferred Compensation Plan for our named executive officers. The Account Plan is a retirement plan pursuant to which we make annual contributions based upon a named executive officer's age and then current compensation. In order to further assist our named executive officers with their retirement savings, the Deferred Compensation Plan allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. In order to further encourage share ownership and more directly align the interests of named executive officers with that of our shareholders, the first 20% of an executive's bonus deferred into Pep Boys Stock is matched by the Company on a one-for-one basis with Pep Boys Stock that vests over three years.

Nonqualified Defined Contribution Plan (our Account Plan)

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael R. Odell	--	--	64,110	--	513,456
Scott A. Webb	--	--	(330)	--	174,642
Joseph A. Cirelli	--	--	3,511	--	146,871
Raymond L. Arthur	--	--	25,095	432,718	0
William E. Shull	--	--	(194)	--	103,038

Nonqualified Deferred Compensation Plan

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Forfeitures ($)	Aggregate Balance at Last FYE ($)
Michael R. Odell	--	--	(107,197)	--	--	914,063
David R. Stern	23,670	23,670	--	--	--	47,340
Scott A. Webb	--	--	674	53,186	--	71,057
Joseph A. Cirelli	--	11,873	27,531	204,764	--	108,855
Thomas J. Carey	15,448	15,488	--	--	--	30,896
Raymond L. Arthur	--	--	(5,816)	797,755	107,197	0
William E. Shull III	--	--	(2,988)	86,884	--	349,023

Employment Agreements with Named Executive Officers

Change of Control Agreements. We have agreements with each named executive officer provide each named executive officer with a payment equal to two times the value of their annual salary, target bonus and welfare benefits (but not retirement benefits or auto allowances) and the vesting of all equity awards if such officer is terminated within two years following a change of control. A trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change of control. For the purposes of these agreements, a change of control shall be deemed to have taken place if:

- incumbent directors (those in place on, or approved by two-thirds of those in place on, the date of the execution of the agreements) cease to constitute a majority of our Board;
- any person becomes the beneficial owner of 35% or more of our voting securities;
- the consummation of business combination transaction, unless immediately thereafter (1) more than 50% of the voting power of the resulting entity is represented by our shareholders immediately prior to such transaction, (2) no person is the beneficial owner of more than 20% of the resulting entity's voting securities and (3) at least a majority of the directors of the resulting entity were incumbent directors;
- a sale of all or substantially all of our assets; or
- the approval of a complete liquidation or dissolution of Pep Boys.

Non-Competition Agreements. In exchange for a severance payment equal to one year's base salary upon the termination of their employment without cause, each of our named executive officers has agreed to customary covenants regarding, competition and confidentiality during their employment and for one year thereafter.

Potential Payments Upon Termination or Change of Control

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Non-Competition Agreement assuming that he was terminated without cause as of February 2, 2013.

Name	Cash Payment ($)
Michael R. Odell	830,000
David R. Stern	400,000
Scott A. Webb	459,000
Joseph A. Cirelli	315,020
Thomas J. Carey	350,000

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Change of Control Agreement assuming that he was terminated immediately upon a change of control as of February 2, 2013.

Name	2X Base Salary ($)	2X Target Bonus ($)	2X Health and Welfare Benefits ($)	Value of Accelerated Vesting of Outstanding Equity Awards ($)(a)	Total ($)
Michael R. Odell	1,660,000	1,660,000	62,021	1,994,337	5,376,358
David R. Stern	800,000	600,000	19,280	221,973	1,641,253
Scott A. Webb	918,000	688,500	42,932	423,628	2,073,060
Joseph A. Cirelli	630,000	283,500	10,505	226,270	1,150,275
Thomas J. Carey	700,000	315,000	19,346	83,324	1,117,670

(a) Represents the value of the accelerated vesting of all "in the money" stock options and RSUs at the closing price of a share of PBY Stock on February 2, 2013 ($11.01).

(ITEM 2) ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

As required by Section 14A of the Securities Exchange Act, we are seeking advisory shareholder approval of the compensation of our named executive officers as disclosed in the section of this proxy statement titled "**EXECUTIVE COMPENSATION.**" Shareholders are being asked to vote on the following advisory resolution:

> Resolved, that the compensation of Pep Boys' named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion is hereby approved.

The compensation of our named executive officers is based on a design that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures that, the Compensation Committee and the full Board believe, promote the creation of long-term shareholder value. As described more fully in the Compensation Discussion and Analysis, the mix of fixed and performance based compensation, the terms of our Annual Incentive Bonus Program and long-term incentive awards, as well as the terms of our employment agreements with the named executive officers, are all designed to enable Pep Boys to attract and maintain top talent while, at the same time, creating a close relationship between performance and compensation. The Compensation Committee and the full Board believe that the design of our executive compensation program and the compensation awarded to named executive officers thereunder, fulfill this objective.

Shareholders are urged to read the **Compensation Discussion and Analysis** section of this Proxy Statement, which discusses in detail how our compensation program implements our compensation philosophy.

Although the vote is non-binding, the Compensation Committee and full Board will review the voting results in connection with their ongoing evaluation of our executive compensation program.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"FOR"
APPROVAL OF THE FOREGOING ADVISORY RESOLUTION

(ITEM 3) PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon the recommendation of the Audit Committee, has appointed the firm of Deloitte & Touche LLP to serve as our independent registered public accounting firms with respect to the consolidated financial statements of Pep Boys and its subsidiaries for fiscal 2013. Deloitte & Touche LLP served as our independent registered public accounting firm for fiscal 2012.

A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she desires to do so. The representative is also expected to be available to respond to appropriate questions of shareholders.

If the shareholders do not ratify the appointment of Deloitte & Touche LLP, another independent registered public accounting firm recommended by the Audit Committee will be considered by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2012, our directors, executive officers and 10% holders complied with all applicable Section 16(a) filing requirements.

COST OF SOLICITATION OF PROXIES

The expense of the solicitation of the proxies, including the cost of preparing and distributing material, the handling and tabulation of proxies received and charges of brokerage houses and other institutions in forwarding such documents to beneficial owners, will be paid by us. In addition to the mailing of the proxy materials, solicitations may be made in person or by telephone by our directors, officers or employees or independent parties engaged to solicit proxies.

PROPOSALS OF SHAREHOLDERS

All proposals which any shareholder wishes to present at the 2014 Annual Meeting and to have included in the Board of Directors' proxy materials relating to that meeting must be received no later than December 27, 2013. Such proposals should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Any shareholder proposal that does not comply with the applicable requirements of rule 14a-8 under the Securities Exchange Act of 1934 will not be included in the Board of directors' proxy materials for the 2014 Annual Meeting.

Our bylaws provide an alternative procedure for submitting shareholder proposals. While a shareholder proposal submitted in accordance with the following procedures may be presented at a meeting, such proposal is not required to be included in any Board of Directors' proxy materials relating to that meeting. In order to present an item of business at a shareholders' meeting, a shareholder's notice must be received by us not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received by us within ten days of the date of such public announcement will be considered timely. The shareholder's notice should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

The shareholder's notice shall set forth all of the following information:

- the name and address of the shareholder;
- a representation that the shareholder intends to appear in person or by proxy at the meeting; and
- a general description of each item of business proposed to be brought before the meeting.

The presiding officer of the meeting may refuse to consider any business attempted to be brought before any shareholder meeting that does not comply with these procedures.

ANNUAL REPORT ON FORM 10-K

WE WILL PROVIDE, FREE OF CHARGE, UPON THE WRITTEN REQUEST OF ANY PERSON SOLICITED BY THE PROXY STATEMENT, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR OUR MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-3381

SEC
Mail Processing
Section
APR 29 2013
Washington DC
400

The Pep Boys—Manny, Moe & Jack

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-0962915**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
3111 West Allegheny Avenue, Philadelphia, PA	**19132**
(Address of principal executive office)	(Zip code)

215-430-9000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

As of the close of business on July 27, 2012 the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $457,164,000.

As of April 5, 2013, there were 53,176,348 shares of the registrant's common stock outstanding.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	14
Item 2.	Properties	14
Item 3.	Legal Proceedings	15
Item 4.	Mine Safety Disclosures	15
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	35
Item 8.	Financial Statements and Supplementary Data	36
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	75
Item 9A.	Controls and Procedures	75
Item 9B.	Other Information	79
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	79
Item 11.	Executive Compensation	79
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	79
Item 13.	Certain Relationships and Related Transactions and Director Independence	79
Item 14.	Principal Accounting Fees and Services	79
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	80
	Signatures	83

PART I

ITEM 1 BUSINESS

GENERAL

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") has been the best place to shop and care for your car since it began operations in 1921. Over 19,000 associates are focused on delivering the best customer service in the automotive aftermarket for our customers across our 750+ locations located throughout the United States and Puerto Rico. Pep Boys satisfies all of a customer's automotive needs through our unique offering of service, tires, parts, accessories and knowledge.

Our stores are organized in a hub and spoke network consisting of Supercenters and Service & Tire Centers. Supercenters average approximately 20,000 square feet (our new Supercenter format is approximately 14,000 square feet) and combine do-it-for-me service labor, installed merchandise and tire offerings ("DIFM") with do-it-yourself parts and accessories ("DIY"). Most of our Supercenters also have a commercial sales program that delivers parts, tires and equipment to automotive repair shops and dealers. Service & Tire Centers, which average approximately 6,000 square feet, provide DIFM services in neighborhood locations that are conveniently located where our customers live, work and shop. Service & Tire Centers are designed to capture market share and leverage our existing Supercenters and support infrastructure. We also operate a handful of legacy DIY only Pep Express stores.

The following table sets forth the percentage of total revenues from continuing operations contributed by each class of similar products or services for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein:

	Year ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Parts and accessories	59.9%	61.0%	63.5%
Tires	18.7	18.6	16.9
Total merchandise sales	78.6	79.6	80.4
Service labor	21.4	20.4	19.6
Total revenues	100.0%	100.0%	100.0%

In fiscal 2012, we opened 20 Service & Tire Centers and six Supercenters and converted one Pep Express store into a Supercenter. We also closed four Service & Tire Centers and two Supercenters. As of February 2, 2013, the Company operated 567 Supercenters, 185 Service & Tire Centers and six Pep Express stores located in 35 states and Puerto Rico. These locations consist of approximately 12,780,000 of gross square feet of retail space, including over 7,300 service bays.

The following table indicates, by state, the number of stores the Company had in operation at the end of each of the last four fiscal years, and the number of stores opened and closed by the Company during each of the last three fiscal years:

NUMBER OF STORES AT END OF FISCAL YEARS 2009 THROUGH 2012

State	2012 Year End	Opened	Closed	2011 Year End	Opened	Closed	2010 Year End	Opened	Closed	2009 Year End
Alabama	38	1	—	37	36	—	1	—	—	1
Arizona	22	—	—	22	—	—	22	—	—	22
Arkansas	1	—	—	1	—	—	1	—	—	1
California	131	1	—	130	4	3	129	6	1	124
Colorado	7	—	—	7	—	—	7	—	—	7
Connecticut	7	—	—	7	—	—	7	—	—	7
Delaware	9	1	—	8	1	—	7	—	—	7
Florida	91	5	4	90	30	—	60	7	—	53
Georgia	49	3	1	47	22	—	25	3	—	22
Illinois	35	3	—	32	3	—	29	4	—	25
Indiana	7	—	—	7	—	—	7	—	—	7
Kentucky	4	—	—	4	—	—	4	—	—	4
Louisiana	8	—	—	8	—	—	8	—	—	8
Maine	1	—	—	1	—	—	1	—	—	1
Maryland	20	—	—	20	1	—	19	1	—	18
Massachusetts	7	—	—	7	—	—	7	1	—	6
Michigan	5	—	—	5	—	—	5	—	—	5
Minnesota	3	—	—	3	—	—	3	—	—	3
Missouri	1	—	—	1	—	—	1	—	—	1
Nevada	12	—	—	12	—	—	12	—	—	12
New Hampshire	4	—	—	4	—	—	4	—	—	4
New Jersey	40	4	—	36	4	—	32	1	—	31
New Mexico	8	—	—	8	—	—	8	—	—	8
New York	37	4	—	33	2	—	31	2	—	29
North Carolina	8	—	—	8	—	—	8	—	—	8
Ohio	12	—	—	12	—	—	12	2	—	10
Oklahoma	5	—	—	5	—	—	5	—	—	5
Pennsylvania	55	2	—	53	2	—	51	6	—	45
Puerto Rico	27	—	—	27	—	—	27	—	—	27
Rhode Island	2	—	—	2	—	—	2	—	—	2
South Carolina	6	—	—	6	—	—	6	—	—	6
Tennessee	7	1	1	7	—	—	7	—	—	7
Texas	57	1	—	56	7	—	49	2	—	47
Utah	6	—	—	6	—	—	6	—	—	6
Virginia	17	—	—	17	1	—	16	—	—	16
Washington	9	—	—	9	7	—	2	—	—	2
Total	758	26	6	738	120	3	621	35	1	587

We are targeting a total of 31 new Service & Tire Centers and seven Supercenters in fiscal 2013. We expect to lease new Service & Tire Center and Supercenter locations, as we believe that there are sufficient existing available locations in the marketplace with attractive lease terms to enable our expansion.

INDUSTRY OVERVIEW

The automotive aftermarket industry is in the mature stage of its life cycle and while the DIY space is dominated by a small number of companies with large market shares, the DIFM or automotive service business is highly fragmented. Over the past decade, consumers have moved away from DIY and toward DIFM due to increasing vehicle complexity and electronic content, and decreasing availability of diagnostic equipment and know-how. In addition, while this needs-based industry has a dedicated DIY customer base, the number of consumers who would prefer to have a professional fix their vehicle fluctuates with economic cycles. For example, a drop in disposable income during the recession forced some former DIFM consumers to work on their own vehicles, resulting in short-term growth in the DIY market. During this period, weak labor and credit markets depressed new vehicles sales, thereby increasing the average length of vehicle ownership. This increase in the average age of vehicles on the road also aided the short-term growth of the DIY industry as those owners of older vehicles were more likely to work on their own vehicles. While new car sales started to rebound in 2011 and gained further momentum in 2012, new car sales still remain significantly below historical levels. As the broader economic recovery continues, we expect consumers to once again shift away from DIY and toward DIFM and to continue to do so for the foreseeable future. Consistent with this long-term trend, we have adopted a long-term strategy of growing our automotive service business, while maintaining our DIY customer base by offering the newest and broadest product assortment in the automotive aftermarket.

BUSINESS STRATEGY

All of our efforts are focused on ensuring that Pep Boys is the best place to shop and care for your car. The legacy of our founders—Manny, Moe & Jack—has inspired us since 1921 to deliver passionate customer service. We are people taking care of people ... and their cars. More than just words, we are moving our entire business model towards a more focused customer centered strategy. We have added a Chief Customer Officer to our senior executive team to help guide the development of our strategy around our target customer segments. We also recently introduced a new Senior Vice President of Stores with a strong background in delivering world-class customer service. The following strategies have been developed and prioritized to support our vision and, in turn, our ultimate goal as a public company of maximizing shareholder value.

Attract, develop and retain the best people. We need the best people to care for our customers and their cars. This process begins with their recruitment and continues throughout their tenure as Pep Boys associates. We are constantly reviewing and improving our hiring process to include updated core competency and positional profiles and pre-hire assessment screening. Once hired, a Pep Boys associate has the opportunity to participate in a variety of classroom and online skills and leadership training and to develop a career path with us. We also offer performance-based compensation programs designed to reward the delivery of the passionate customer service that is the centerpiece of our vision.

Grow where our target customers live, work and shop. We achieve this through both our physical locations and online presence. We have researched and developed proprietary customer segment targets that we believe will allow us to maximize our profitability. We have begun the process of analyzing our existing store base to ensure that our stores are located where these target customers live, work and shop. Our store growth and any rationalization of our current store base will be designed to optimize the proximity of these locations to our target customers. Similarly, our online presence, which we call e-SERVE, is developed around making it easier for our target customers to do business with us. Pepboys.com (including our mobile device version) allows our customers to learn about the breadth and depth of our service and product offerings, schedule service appointments and purchase products for in store or home delivery.

Deliver customer experiences that are "beyond expectations". We strive to be friendly, do it right, show compassion and keep promises with each and every customer. We are in the early stages of a new training program designed to teach our associates how to enhance the customer experience through building relationships with our customers. Before addressing a customer's immediate need, our associates are being taught to build rapport with the customer that will not only lead to customer satisfaction with the current transaction, but will lead to the customer choosing Pep Boys for all of their automotive needs in the future. Information gathered through our rewards program, customer surveys and focus groups helps us to understand the customer experience that our target customer segments expect and the services and products that will best meet their needs and desires.

Provide the best assortment and shopping experience in the automotive aftermarket. We begin by being a full service—tire, maintenance and repair—shop. Our full service capabilities, ASE (Automotive Service Excellence) certified technicians and continuous investment in training and equipment allow customers to rely on us for all of their automotive maintenance and repair needs—from replacing the oil in their engine to replacing the engine itself. By offering a broad assortment of branded and private label products, we enjoy a competitive advantage over many of our DIFM competitors.

The size of our Supercenters allows us to provide the highest level of replacement parts coverage and the broadest range of maintenance, performance and appearance products and accessories in the industry. We are able to leverage our Superhub stores, which have a larger assortment of product than our normal Supercenter, to satisfy customer needs for slow-moving product by delivering this product to requesting Supercenters on demand. We are also expanding our Speed Shops, a store-in-a-store within existing Supercenters that creates a differentiated retail experience for automotive enthusiasts by stocking high-performance and specialty products. We are similarly focused on price optimization and inventory rationalization opportunities.

We are currently testing a new market concept that we call "The Road Ahead," which recently began with a re-grand opening of our West Hillsboro, Florida location. Designed around the shopping habits of our target customer segments, this concept enhances the entire store—our people, the product assortment, its exterior and interior look and feel and the marketing programs—to learn how we can be successful in attracting more of these target customers and earn a greater share of their annual spend in the automotive aftermarket.

Tell our story internally and externally. It is essential to our success that our associates and consumers understand our vision and brand position. In recent years, our brand position has been PEP BOYS DOES EVERYTHING. FOR LESS. This positioning was designed to convey to consumers the breadth and depth of the automotive services and products that we offer and our value proposition. As we believe that consumers have now come to understand the breadth and depth of our offerings and give us credit for our value proposition, our attention has turned to focusing on the customer experience that we believe our target customer segments desire, but have been unable to find in the automotive aftermarket. Consistent with our strategy described above, our brand positioning in fiscal 2013 will begin to shift from a more promotional message to a more customer service oriented message. We are conveying this message to our associates through corporate communications and leadership training. Meanwhile, we are developing tailored marketing plans for our target customer segments. These marketing programs will include TV and radio promotions and be complemented with digital media, direct marketing, grass-roots and print campaigns.

STORE IMPROVEMENTS

In fiscal 2012, our capital expenditures totaled $54.7 million which, in addition to our regularly-scheduled facility improvements, included the addition of 20 Service & Tire Centers, six Supercenters, the conversion of seven Supercenters into Superhubs, the addition of 17 Speed Shops within existing

Supercenters and information technology enhancements including our eCommerce initiatives and parts catalog enhancements. Our fiscal 2013 capital expenditures are expected to be approximately $65.0 million, which includes the planned addition of 31 Service & Tire Centers, seven Supercenters, the conversion of 15 Supercenters into Superhubs and the addition of 50 Speed Shops within existing Supercenters. These expenditures are expected to be funded from cash on hand and net cash generated from operating activities. Additional capacity, if needed, exists under our revolving credit facility.

SERVICES AND PRODUCTS

As of February 2, 2013, we operated a total of 7,303 service bays in 752 of our 758 locations. Each service location performs a full range of automotive maintenance and repair services (except body work) and installs tires, parts and accessories.

Each Pep Boys Supercenter and Pep Express store carries a similar product line, with variations based on the number and type of cars in the market where the store is located, while a Pep Boys Service & Tire Center carries tires and a limited selection of our products. A full complement of inventory at a typical Supercenter includes an average of approximately 28,000 items, while Service & Tire Centers average approximately 2,000 items. Our product lines include: tires (not stocked at Pep Express stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; and select non-automotive merchandise that appeals to our target customer segments.

In addition to offering a wide variety of high quality name brand products, we sell an array of high quality products under various private label names. We sell tires under the names DEFINITY, FUTURA® and CORNELL®, and batteries under the name PROSTART®. We also sell wheel covers under the name FUTURA®; air filters, anti-freeze, chemicals, cv axles, hub assemblies, lubricants, oil, oil filters, oil treatments, transmission fluids, custom wheels and wiper blades under the name PROLINE®; alternators, battery booster packs, alkaline type batteries and starters under the name PROSTART®; power steering hoses, chassis parts and power steering pumps under the name PROSTEER®; brakes under the name PROSTOP® and brakes, batteries, starters, ignitions and chassis under the name VALUEGRADE. All products sold by the Company under various private label names were approximately 24% of our merchandise sales in fiscal 2012, 26% in 2011, and 31% in 2010. The decline in the mix of private label merchandise sales is primarily due to the addition of popular branded tires.

Our commercial automotive parts delivery program, branded PEP EXPRESS PARTS®, is designed to increase our market share with the professional installer and to leverage our inventory investment. The program satisfies the commercial customer's automotive inventory needs by taking advantage of the breadth and quality of Pep Boys' parts inventory as well as its experience supplying its own service bays and mechanics. As of February 2, 2013, approximately 80% or 458 of our 573 Supercenters and Pep Express stores provided commercial parts delivery as compared to approximately 81% or 459 stores at the end of fiscal 2011.

We have a point-of-sale system in all of our stores, which gathers sales and inventory data by stock-keeping unit from each store on a daily basis. This information is then used to formulate pricing, inventory, marketing and merchandising strategies. We have an electronic parts catalog that allows our associates to efficiently look up the parts that our customers need and to provide complete job solutions, advice and information for customers' vehicles. We have an electronic work order system in all service centers; this system creates a service history for each vehicle, provides customers with a comprehensive sales document and enables us to maintain a service customer database.

We use a competitive pricing strategy, setting prices based upon market forces and then complementing them with promotions. We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our

target customer segments' needs and desires, so that we can deliver outstanding customer service and build long-lasting, loyal relationships with them. We utilize advertising, promotions and a loyalty card program (Rewards) to convey our commitment to customer service and to promote our service and repair capabilities and product offerings. We are committed to an effective multi-media promotional schedule supplemented by extensive direct marketing and grass-roots campaigns and occasional print campaigns. Finally, we utilize in-store signage and creative product placement to help educate customers about services and products that fit their needs.

We maintain a website located at www.pepboys.com. It serves as a portal to Pep Boys, allowing consumers the freedom and convenience to access more information about the company, our stores and our service, tires, parts and accessories offerings. Customers can purchase and schedule installation of tires with our TreadSmart application, schedule a service appointment with our eServe application, keep track of all their maintenance and service records electronically through our online Glovebox application and can now purchase products online from us for in-store or home delivery. A mobile version of our website was launched in 2012, providing increased convenience to our customers. We are committed to the continual improvement of our on-line presence as part of our strategy to grow where our target customers live, work and shop.

STORE OPERATIONS AND MANAGEMENT

Most Pep Boys stores are open seven days a week. Most Supercenters have a Retail Manager and Service Manager (Service & Tire Centers only have a Service Manager, while Pep Express stores only have a Retail Manager) who report to geographic-specific Area Directors and Divisional Vice Presidents. The Divisional Vice Presidents report to either the Vice President—Supercenters, Eastern US and Service & Tire Centers or the Vice President—Supercenters, Western US who in turn report to the Senior Vice President—Store Operations who in turn reports to the President & Chief Executive Officer. As of February 2, 2013, a Retail Manager's and a Service Manager's average length of service with Pep Boys is approximately 10.3 and 7.1 years, respectively.

Supervision and control over individual stores is facilitated by Area Directors and Divisional Vice Presidents making regular visits to stores and utilizing the Company's computer system and operational handbooks. All of our advertising, accounting, purchasing, information technology and most of administrative functions are conducted at our corporate headquarters in Philadelphia, Pennsylvania. Certain administrative functions for our regional operations are performed at various regional offices. See "Item 2 Properties."

INVENTORY CONTROL AND DISTRIBUTION

Most of our merchandise is distributed to our stores from our warehouses by dedicated and contract carriers. Target levels of inventory for each product are established for each warehouse and store based upon prior shipment history, sales trends and seasonal demand. Inventory on hand is compared to the target levels on a weekly basis at each warehouse, potentially triggering re-ordering of merchandise from suppliers. In addition, each Pep Boys store has an automated inventory replenishment system that orders additional inventory, generally from a warehouse, when a store's inventory on-hand falls below the target level. We also consolidated certain of our slow-moving hard parts inventory that had previously been stocked at each of our five warehouses into our centrally-located Indianapolis warehouse that can service each of our stores with overnight delivery of these parts, when necessary.

Implementation of the Superhub concept enables local expansion of our auto parts product assortment in a cost effective manner. We are now able to satisfy customer needs for slow-moving auto parts by carrying limited amounts of this product at Superhub locations. These Superhubs then deliver this product to requesting Supercenters to fulfill customer demand. Superhubs are generally replenished from distribution centers multiple times per week. As of February 2, 2013, we operated 45 Superhubs within existing Supercenters, with plans to convert an additional 15 Superhubs in fiscal 2013. These Superhubs, including our additional conversions in 2013, will provide approximately 500 of our stores with an expanded auto parts assortment.

SUPPLIERS

During fiscal 2012, our ten largest suppliers accounted for approximately 51% of the merchandise purchased. Only one of our suppliers accounted for more than 10% of our purchases. We have one long-term contract under which we are required to purchase merchandise. We believe that the relationships that we have established with our suppliers are generally good.

In the past, we have not experienced difficulty in obtaining satisfactory sources of supply and we believe that adequate alternative sources of supply exist, at similar cost, for the types of merchandise sold in our stores.

COMPETITION

We operate in a highly competitive environment. We encounter competition from national and regional chains, automotive dealerships and from local independent service providers and merchants. Our competitors include general, full range, discount department stores which carry automotive parts and accessories and/or have automotive service centers, as well as specialized automotive retailers. Generally, the specialized automotive retailers focus on either DIFM or DIY. We believe that our operation in both DIFM and DIY positively differentiates us from most of our competitors. However, certain competitors are larger in terms of sales volume and/or number of stores. Therefore, these competitors have access to greater capital and management resources and have been operating longer or have more stores in particular geographic areas. The principal methods of competition in our industry include store location, customer service, product offerings, quality and price.

REGULATION

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products that we sell and use in our service bays, the recycling of batteries, tires and used lubricants, the sale of small engine merchandise and the ownership and operation of real property.

EMPLOYEES

At February 2, 2013, the Company employed 19,441 persons as follows:

Description	Full-time	%	Part-time	%	Total	%
Retail	3,947	28.4	3,488	62.8	7,435	38.2
Service center	8,599	61.9	1,954	35.2	10,553	54.3
Store total	12,546	90.3	5,442	98.0	17,988	92.5
Warehouses	525	3.8	107	1.9	632	3.3
Offices	815	5.9	6	0.1	821	4.2
Total employees	13,886	100.0	5,555	100.0	19,441	100.0

We had no union employees as of February 2, 2013. At January 28, 2012, we employed 13,445 full-time and 5,678 part-time employees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including in "Item 1 Business" and "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations", constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "guidance," "expects," "anticipates," "estimates," "targets," "forecasts" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include management's expectations regarding implementation of its long-term strategic plan, future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Our actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond our control, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of our stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in our filings with the Securities and Exchange Commission ("SEC"). See "Item 1A Risk Factors." We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

SEC REPORTING

We electronically file certain documents with, or furnish such documents to, the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with any related amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. From time-to-time, we may also file registration and related statements pertaining to equity or debt offerings. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish documents electronically with the SEC. All our filings can be accessed through the Securities and Exchange Commission website at www.sec.gov and searching with our ticker symbol "PBY".

We provide free electronic access to our annual, quarterly and current reports (and all amendments to these reports) on our Internet website, www.pepboys.com, under the Investor Relations/ Financial Information/SEC Filings link. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. Information on our website does not constitute part of this Annual Report, and any references to our website herein are intended as inactive textual references only.

Copies of our SEC reports are also available free of charge. Please call our investor relations department at 215-430-9105 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132 to request copies.

EXECUTIVE OFFICERS OF THE COMPANY

The following table indicates the name, age, tenure with the Company and position (together with the year of election to such position) of the executive officers of the Company:

Name	Age	Tenure with Company as of April 2013	Position with the Company and Date of Election to Position
Michael R. Odell	49	6 years	President & Chief Executive Officer since June 2010
David R. Stern	46	7 months	Executive Vice President—Chief Financial Officer since September 2012
Scott A. Webb	49	6 years	Executive Vice President—Merchandising, Supply Chain & Digital Operations since August 2012
Christopher J. Adams	45	1 month	Senior Vice President—Store Operations since March 2013
Thomas J. Carey	55	8 months	Senior Vice President—Chief Customer Officer since August 2012
Joseph A. Cirelli	54	36 years	Senior Vice President—Business Development since November 2007
Troy E. Fee	44	6 years	Senior Vice President—Human Resources since July 2007
Brian D. Zuckerman	43	14 years	Senior Vice President—General Counsel & Secretary since March 2009

Michael R. Odell was named Chief Executive Officer on September 22, 2008, after serving as Interim Chief Executive Officer since April 23, 2008. Mr. Odell received the additional title of President on June 17, 2010. Mr. Odell joined Pep Boys in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group.

David R. Stern joined Pep Boys in September 2012 after having most recently served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer of A.C. Moore Arts and Crafts. From 2007 until 2009, Mr. Stern held roles at Coldwater Creek, including Vice President, Financial Planning and Analysis and Corporate Controller. From 2000 to 2007, Mr. Stern was the Chief Financial Officer of Petro Services. Mr. Stern began his career as an internal auditor and gained experience as a financial analyst, accounting manager and corporate controller at several companies, including Delhaize America, before joining Petro Services.

Scott A. Webb changed responsibilities in August 2012 when he was named Executive Vice President—Merchandising, Supply Chain and Digital Operations. Mr. Webb had previously served as Executive Vice President—Merchandising & Marketing since June 2010 after having joined Pep Boys in September 2007 as Senior Vice President—Merchandising & Marketing. Prior to joining Pep Boys, Mr. Webb served as the Vice President, Merchandising and Customer Satisfaction of AutoZone. Mr. Webb joined AutoZone in 1986 where he began his service in field management before transitioning, in 1992, to the Merchandising function.

Christopher J. Adams joined Pep Boys in March 2013 after having most recently served as Chief Operating Officer of CarGroup Holdings LLC d/b/a webuyanycar.com since November 2010. From July 2008 to September 2010, Mr. Adams served as Chief Operating Officer of The BabyPlus Company, a manufacturer and distributor of a prenatal education system. From November 2006 to July 2008, Mr. Adams served as Chief Operating Officer of Holland Partners, a developer and manager of

multifamily communities. Mr. Adams began his career at Enterprise Rent-A-Car in September 1989 where through July 2006 he progressed from a management trainee to become one of the executives selected to open up and lead Enterprise's U.K. operations.

Thomas J. Carey joined Pep Boys in August 2012 after having most recently served as Senior Vice President and Chief Marketing Officer for Orchard Supply Hardware Stores. From March 2003 to June 2007, Mr. Carey served as Senior Vice President, Chief Marketing Officer, of West Marine, Inc. Prior to joining West Marine, Mr. Carey served in various marketing leadership positions of increasing seniority with several national retailers, including Sunglass Hut, Bloomingdale's and Builders Square. Mr. Carey also has agency experience with, among others, Ogilvy & Mather and Young & Rubicam.

Joseph A. Cirelli was named Senior Vice President—Corporate Development in November 2007. Since March 1977, Mr. Cirelli has served the Company in positions of increasing seniority, including Senior Vice President—Service, Vice President—Real Estate and Development, Vice President—Operations Administration, and Vice President—Customer Satisfaction.

Troy E. Fee, Senior Vice President—Human Resources, joined the Company in July 2007, after having most recently served as the Senior Vice President of Human Resources Shared Services for TBC Corporation, then the parent company of Big O Tires, Tire Kingdom and National Tire & Battery. Mr. Fee has over 20 years experience in operations and human resources in the tire and automotive service and repair business.

Brian D. Zuckerman was named Senior Vice President—General Counsel & Secretary on March 1, 2009 after having most recently served as Vice President—General Counsel & Secretary since 2003. Mr. Zuckerman joined the Company as a staff attorney in 1999. Prior to joining Pep Boys, Mr. Zuckerman practiced corporate and securities law with two firms in Philadelphia.

Each of the executive officers serves at the pleasure of the Board of Directors of the Company.

ITEM 1A RISK FACTORS

The following section discloses all known material risks that we face. However, it does not include risks that may arise in the future that are yet unknown nor existing risks that we do not judge material to the presentation of our financial statements. If any of the events or circumstances described as risk below actually occurs, our business, results of operations and/or financial condition could be materially and adversely affected.

Risks Related to Pep Boys

We may not be able to successfully implement our business strategy, which could adversely affect our business, financial condition, results of operations and cash flows.

Our long-term strategic plan, which we update annually, includes numerous initiatives to increase sales, enhance our margins and increase our return on invested capital in order to increase our earnings and cash flow. If these initiatives are unsuccessful, or if we are unable to implement the initiatives efficiently and effectively, our business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of our business strategy also depends on factors specific to the automotive aftermarket industry, many of which may be beyond our control (see "Risks Related to Our Industry").

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We require significant capital to fund our business. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the next fiscal year, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits or the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

The degree to which we are leveraged could have important consequences to investments in our securities, including the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;
- a substantial portion of our cash flow from operations must be dedicated to the payment of rent and the principal and interest on our debt, thereby reducing the funds available for other purposes;
- our failure to comply with financial and operating restrictions placed on us and our subsidiaries by our credit facilities could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects; and
- if we are substantially more leveraged than some of our competitors, we might be at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do.

We depend on our relationships with our vendors and a disruption of these relationships or of our vendors' operations could have a material adverse effect on our business and results of operations.

Our business depends on developing and maintaining productive relationships with our vendors. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them or may interrupt our source of supply. In addition, our failure to promptly pay, or order sufficient quantities of inventory from our vendors may increase the cost of products we purchase or may lead to vendors refusing to sell products to us at all.

A disruption of our vendor relationships or a disruption in our vendors' operations could have a material adverse effect on our business and results of operations.

We depend on our senior management team and our other personnel, and we face substantial competition for qualified personnel.

Our success depends in part on the efforts of our senior management team. Our continued success will also depend upon our ability to retain existing, and attract additional, qualified field personnel to meet our needs. We face substantial competition, both from within and outside of the automotive aftermarket to retain and attract qualified personnel. In addition, we believe that the number of qualified automotive service technicians in the industry is generally insufficient to meet demand.

We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.

We are subject to various federal, state and local environmental laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal

of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, the ownership and operation of real property and the sale of small engine merchandise. When we acquire or dispose of real property or enter into financings secured by real property, we undertake investigations that may reveal soil and/or groundwater contamination at the subject real property. All such known contamination has either been remediated, or is in the process of being remediated. Any costs expected to be incurred related to such contamination are either covered by insurance or financial reserves provided for in the consolidated financial statements. However, there exists the possibility of additional soil and/or groundwater contamination on our real property where we have not undertaken an investigation. A failure by us to comply with environmental laws and regulations could have a material adverse effect on us.

Risks Related to Our Industry

Our industry is highly competitive, and price competition in some segments of the automotive aftermarket or a loss of trust in our participation in the "do-it-for-me" market, could cause a material decline in our revenues and earnings.

The automotive aftermarket retail and service industry is highly competitive and subjects us to a wide variety of competitors. We compete primarily with the following types of businesses in each segment of the automotive aftermarket:

Retail

Do-It-Yourself

- automotive parts and accessories stores;
- automobile dealers that supply manufacturer replacement parts and accessories; and
- mass merchandisers and wholesale clubs that sell automotive products and select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools and canopies.
- online retailers

Commercial

- mass merchandisers, wholesalers and jobbers (some of which are associated with national parts distributors or associations).

Service

Do-It-For-Me

- regional and local full service automotive repair shops;
- automobile dealers that provide repair and maintenance services;
- national and regional (including franchised) tire retailers that provide additional automotive repair and maintenance services; and
- national and regional (including franchised) specialized automotive (such as oil change, brake and transmission) repair facilities that provide additional automotive repair and maintenance services.

Tires

- national and regional (including franchised) tire retailers; and

- mass merchandisers and wholesale clubs that sell tires.

A number of our competitors have more financial resources, are more geographically diverse, have a higher geographic market concentration or have better name recognition than we do, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may also be forced to reduce our prices, which could cause a material decline in our revenues and earnings.

With respect to the service labor category, the majority of consumers are unfamiliar with their vehicle's mechanical operation and, as a result, often select a service provider based on trust. Potential occurrences of negative publicity associated with the Pep Boys brand, the products we sell or installation or repairs performed in our service bays, whether or not factually accurate, could cause consumers to lose confidence in our products and services in the short or long term, and cause them to choose our competitors for their automotive service needs.

Vehicle miles driven may decrease, resulting in a decline of our revenues and negatively affecting our results of operations.

Our industry is significantly influenced by the number of vehicle miles driven. Factors that may cause the number of vehicle miles and our revenues and our results of operations to decrease include:

- the weather—as vehicle maintenance may be deferred during periods of inclement weather;
- the economy—as during periods of poor economic conditions, customers may defer vehicle maintenance or repair, and during periods of good economic conditions, consumers may opt to purchase new vehicles rather than service the vehicles they currently own and replace worn or damaged parts;
- gas prices—as increases in gas prices may deter consumers from using their vehicles; and
- travel patterns—as changes in travel patterns may cause consumers to rely more heavily on mass transportation.

Economic factors affecting consumer spending habits may continue, resulting in a decline in revenues and may negatively impact our business.

Many economic and other factors outside our control, including consumer confidence, consumer spending levels, employment levels, consumer debt levels and inflation, as well as the availability of consumer credit, affect consumer spending habits. A significant deterioration in the global financial markets and economic environment, recessions or an uncertain economic outlook could adversely affect consumer spending habits and result in lower levels of economic activity. The domestic and international political situation also affects consumer confidence. Any of these events and factors could cause consumers to curtail spending, especially with respect to our more discretionary merchandise offerings, such as automotive accessories, tools and personal transportation products.

During fiscal 2009, there was significant deterioration in the global financial markets and economic environment, which negatively impacted consumer spending and our revenues. While the economic climate improved somewhat in fiscal 2012, consumer spending has not returned to pre-recession levels. If the economy does not continue to strengthen, or if our efforts to counteract the impacts of these trends are not sufficiently effective, our revenues could decline, negatively affecting our results of operations.

Consolidation among our competitors may negatively impact our business.

Our industry has experienced consolidation over time. If this trend continues or if our competitors are able to achieve efficiencies in their mergers, the Company may face greater competitive pressures in the markets in which we operate.

Healthcare reform legislation could have a negative impact on our business, financial condition and results of operations.

The Patient Protection and Affordable Care Act is expected to increase our employee health care costs. While the significant costs of the legislation enacted will occur after 2013 due to provisions of the legislation being phased in over time, changes to our health care costs structure could adversely affect our results of operations.

ITEM 1B UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns its five-story, approximately 300,000 square foot corporate headquarters in Philadelphia, Pennsylvania. During fiscal 2012, the Company sold a 60,000 square foot office building in Los Angeles, California. The Company also owns the following administrative regional offices— approximately 4,000 square feet of space in each of Melrose Park, Illinois and Bayamon, Puerto Rico. The Company leases an administrative regional office of approximately 3,500 square feet in Los Angeles, California.

Of the 758 store locations operated by the Company at February 2, 2013, 232 are owned and 526 are leased. As of February 2, 2013, 142 of the 232 stores owned by the Company are currently used as collateral under our Senior Secured Term Loan, due October 2018.

The following table sets forth certain information regarding the owned and leased warehouse space utilized by the Company to replenish its store locations at February 2, 2013:

Warehouse Locations	Products Warehoused	Approximate Square Footage	Owned or Leased	Stores Serviced	States Serviced
San Bernardino, CA	All	600,000	Leased	181	AZ, CA, NV, UT, WA
McDonough, GA	All	392,000	Owned	234	AL, FL, GA, LA, NC, PR, SC, TN
Mesquite, TX	All	244,000	Owned	79	AR, CO, LA, MO, NM, OK, TX
Plainfield, IN	All	403,000	Owned	77	IL, IN, KY, MI, MN, OH, PA
Chester, NY	All	402,000	Owned	188	CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VA
Philadelphia, PA	Tires & Batteries	74,000	Leased	63	DE, NJ, PA, VA, MD
Total		2,115,000			

The Company anticipates that its existing and future warehouse space and its access to outside storage will accommodate inventory necessary to support future store expansion and any increase in SKUs through the end of fiscal 2013.

ITEM 3 LEGAL PROCEEDINGS

The Company is party to various actions and claims arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss will be material to the Company's financial position, any such loss could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved.

ITEM 4 MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of The Pep Boys—Manny, Moe & Jack is listed on the New York Stock Exchange under the symbol "PBY." There were 4,173 registered shareholders as of March 30, 2013. The following table sets forth for the periods listed, the high and low sale prices and the cash dividends paid on the Company's common stock.

MARKET PRICE PER SHARE

	Market Price Per Share		Cash Dividends Per Share
	High	Low	
Fiscal 2012			
Fourth quarter	$11.16	$ 9.48	$ —
Third quarter	10.57	8.76	—
Second quarter	14.93	8.67	—
First quarter	15.46	14.90	—
Fiscal 2011			
Fourth quarter	$12.08	$10.21	$0.03
Third quarter	12.04	8.18	0.03
Second quarter	14.28	10.27	0.03
First quarter	14.70	10.53	0.03

On January 29, 2012, the Board of Directors suspended all future cash dividend payments. On December 12, 2012, the Board of Directors of the Company authorized a program to repurchase up to $50.0 million of the Company's common stock. The program is effective immediately and has no expiration date. During the fourth quarter of fiscal 2012, the Company repurchased 35,000 shares of Common Stock for $342,000. All of these repurchased shares were placed into the Company's treasury. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans.

EQUITY COMPENSATION PLANS

The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at February 2, 2013:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column (a))
Equity compensation plans approved by security holders	2,751,725	$5.10	2,901,018

STOCK PRICE PERFORMANCE

The following graph compares the cumulative total return on shares of Pep Boys stock over the past five years with the cumulative total return on shares of companies in (1) the Standard & Poor's SmallCap 600 Index, (2) the S&P 600 Automotive Retail Index and (3) an index of peer and comparable companies as determined by the Company. The comparison assumes that $100 was invested in January 2008 in Pep Boys Stock and in each of the indices and assumes reinvestment of dividends. The S&P 600 Automotive Retail Index consists of companies in the S&P SmallCap 600 index that meet the definition of the automotive retail classification, and is currently comprised of: Group 1 Automotive, Inc.; Lithia Motors, Inc.; Monro Muffler Brake, Inc.; Sonic Automotive, Inc.; and The Pep Boys—Manny, Moe & Jack. The companies currently comprising the Peer Group are: Aaron's, Inc.; Advance Auto Parts, Inc.; AutoZone, Inc.; Big 5 Sporting Goods Corp.; Cabelas, Inc.; Conn's, Inc.; Dick's Sporting Goods, Inc.; HHGregg, Inc.; Midas, Inc. (included through FYE 2012); Monro Muffler Brake, Inc.; O'Reilly Automotive, Inc.; PetSmart, Inc.; RadioShack Corp.; Rent-A-Center, Inc.; Tractor Supply Co.; West Marine, Inc.

Comparison of Cumulative Five Year Total Return



Company/Index	Jan. 2008	Jan. 2009	Jan. 2010	Jan. 2011	Jan. 2012	Jan. 2013
Pep Boys	$100.00	25.97	76.15	128.94	112.58	102.61
S&P SmallCap 600 Index	$100.00	61.72	85.77	111.55	121.45	140.91
Peer Group	$100.00	84.75	115.09	172.22	226.38	259.22
S&P 600 Automotive Retail Index	$100.00	27.39	75.91	108.48	138.70	167.89

ITEM 6 SELECTED FINANCIAL DATA

The following tables set forth the selected financial data for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

Fiscal Year Ended	Feb. 2, 2013 (53 weeks)	Jan. 28, 2012 (52 weeks)	Jan. 29, 2011 (52 weeks)	Jan. 30, 2010 (52 weeks)	Jan. 31, 2009 (52 weeks)
	(dollar amounts are in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA					
Merchandise sales	$ 1,643,948	$ 1,642,757	$ 1,598,168	$ 1,533,619	$ 1,569,664
Service revenue	446,782	420,870	390,473	377,319	358,124
Total revenues	2,090,730	2,063,627	1,988,641	1,910,938	1,927,788
Costs of merchandise sales	1,159,994	1,154,322	1,110,380	1,084,804	1,129,162
Cost of service revenue	439,236	399,776	355,909	340,027	333,194
Gross profit from merchandise sales[10]	483,954[2]	488,435[4]	487,788[6]	448,815[7]	440,502[8]
Gross profit from service revenue[10]	7,546[2]	21,094[4]	34,564[6]	37,292[7]	24,930[8]
Total gross profit	491,500[2]	509,529[4]	522,352[6]	486,107[7]	465,432[8]
Selling, general and administrative expenses	463,416	443,986	442,239	430,261	485,044
Pension settlement expense	17,753	—	—	—	—
Net gain from disposition of assets	1,323	27	2,467	1,213	9,716
Operating profit (loss)	11,654	65,570	82,580	57,059	(9,896)
Merger termination fees, net	42,816[1]	—	—	—	—
Non-operating income	2,012	2,324	2,609	2,261	1,967
Interest expense	33,982[3]	26,306	26,745	21,704[9]	27,048[9]
Earnings (loss) from continuing operations before income taxes and discontinued operations	22,500	41,588	58,444	37,616	(34,977)
Income tax expense (benefit)	9,345	12,460[5]	21,273[5]	13,503	(6,139)
Earnings (loss) from continuing operations before discontinued operations	13,155	29,128	37,171	24,113	(28,838)
Discontinued operations, net of tax	(345)	(225)	(540)	(1,077)[7]	(1,591)[8]
Net earnings (loss)	12,810	28,903	36,631	23,036	(30,429)
BALANCE SHEET DATA					
Working capital	$ 126,505	$ 166,627	$ 203,367	$ 205,525	$ 179,233
Current ratio	1.18 to 1	1.27 to 1	1.36 to 1	1.40 to 1	1.33 to 1
Merchandise inventories	$ 641,208	$ 614,136	$ 564,402	$ 559,118	$ 564,931
Property and equipment-net	$ 657,270	$ 696,339	$ 700,981	$ 706,450	$ 740,331
Total assets	$ 1,603,949	$ 1,633,779	$ 1,556,672	$ 1,499,086	$ 1,552,389
Long-term debt, excluding current maturities	$ 198,000	$ 294,043	$ 295,122	$ 306,201	$ 352,382
Total stockholders' equity	$ 537,572	$ 504,329	$ 478,460	$ 443,295	$ 423,156
DATA PER COMMON SHARE					
Basic earnings (loss) from continuing operations before discontinued operations	$ 0.25	$ 0.55	$ 0.71	$ 0.46	$ (0.55)
Basic earnings (loss)	0.24	0.54	0.70	0.44	(0.58)
Diluted earnings (loss) from continuing operations before discontinued operations	0.24	0.54	0.70	0.46	(0.55)
Diluted earnings (loss)	0.24	0.54	0.69	0.44	(0.58)
Cash dividends declared	—	0.12	0.12	0.12	0.27
Book value	10.12	9.56	9.10	8.46	8.10
Common share price range:					
High	15.46	14.70	15.96	10.83	12.56
Low	8.67	8.18	7.86	2.76	2.62
OTHER STATISTICS					
Return on average stockholders' equity[11]	2.4%	5.8%	7.9%	5.3%	(6.8)%
Common shares issued and outstanding	53,125,743	52,753,719	52,585,131	52,392,967	52,237,750
Capital expenditures	$ 54,696	$ 74,746	$ 70,252	$ 43,214	$ 151,883[12]
Number of stores	758	738	621	587	562
Number of service bays	7,303	7,182	6,259	6,027	5,845

(1) In fiscal 2012, we recorded settlement proceeds, net of merger related costs of $42.8 million, resulting from the termination of the "go private" transaction.

(2) Includes an aggregate pretax charge of $10.6 million for asset impairment, of which $5.1 million was charged to merchandise cost of sales, $5.5 million was charged to service cost of sales.

(3) Includes $11.2 million of fees associated with debt refinancing.

[4] Includes an aggregate pretax charge of $1.6 million for asset impairment, of which $0.6 million was charged to merchandise cost of sales, $1.0 million was charged to service cost of sales.

[5] Includes a tax benefit of $3.6 million and $2.2 million in Fiscal 2011 and Fiscal 2010, respectively, due to the release of valuation allowances on state net operating loss carryforwards and credits.

[6] Includes a pretax benefit of $5.9 million due to the reduction in reserve for excess inventory which reduced merchandise cost of sales and an aggregate pretax charge of $1.0 million for asset impairment, of which $0.8 million was charged to merchandise cost of sales and $0.2 million was charged to service cost of sales.

[7] Includes an aggregate pretax charge of $3.1 million for asset impairment, of which $2.2 million was charged to merchandise cost of sales, $0.7 million was charged to service cost of sales and $0.2 million (pretax) was charged to discontinued operations.

[8] Includes an aggregate pretax charge of $5.4 million for asset impairment, of which $2.8 million was charged to merchandise cost of sales, $0.6 million was charged to service cost of sales and $1.9 million (pretax) was charged to discontinued operations.

[9] Fiscal 2009 includes a gain from debt retirement of $6.2 million. Fiscal 2008 includes a gain from debt retirement of $3.5 million, partially offset by a $1.2 million charge for deferred financing costs.

[10] Gross profit from merchandise sales includes the cost of products sold, buying, warehousing and store occupancy costs. Gross profit from service revenue includes the cost of installed products sold, buying, warehousing, service payroll and related employee benefits and occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses. Our gross profit may not be comparable to those of our competitors due to differences in industry practice regarding the classification of certain costs.

[11] Return on average stockholders' equity is calculated by taking the net earnings (loss) for the period divided by average stockholders' equity for the year.

[12] Includes the purchase of master lease assets for $117.1 million.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis explains the results of our operations for fiscal 2012 and 2011 and developments affecting our financial condition as of February 2, 2013. This discussion and analysis below should be read in conjunction with Item 6 "Selected Consolidated Financial Data," and our consolidated financial statements and the notes included elsewhere in this report. The discussion and analysis contains "forward looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward looking statements include management's expectations regarding implementation of its long-term strategic plan, future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Actual results may differ materially from the results discussed in the forward looking statements due to a number of factors beyond our control, including those set forth under the section entitled "Item 1A Risk Factors" elsewhere in this report.

Introduction

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") has been the best place to shop and care for your car since it began operations in 1921. Over 19,000 associates are focused on delivering the best customer service in the automotive aftermarket to our customers across our 750+ locations located throughout the United States and Puerto Rico. Pep Boys satisfies all of a customer's automotive needs through our unique offering of service, tires, parts and accessories.

Our stores are organized into a hub and spoke network consisting of Supercenters and Service & Tire Centers. Supercenters average approximately 20,000 square feet (our new Supercenter format is approximately 14,000 square feet) and combine do-it-for-me service labor, installed merchandise and tire offerings ("DIFM") with do-it-yourself parts and accessories ("DIY"). Most of our Supercenters also have a commercial sales program that delivers parts, tires and equipment to automotive repair shops and dealers. Service & Tire Centers, which average approximately 6,000 square feet, provide DIFM services in neighborhood locations that are conveniently located where our customers live or work. Service & Tire Centers are designed to capture market share and leverage our existing Supercenters and support infrastructure. We also operate a handful of legacy DIY only Pep Express stores.

In fiscal 2012, we opened 20 Service & Tire Centers and six Supercenters and converted one Pep Express store into a Supercenter. We also closed four Service & Tire Centers and two Supercenters. As of February 2, 2013, we operated 567 Supercenters, 185 Service & Tire Centers and 6 Pep Express stores located in 35 states and Puerto Rico.

EXECUTIVE SUMMARY

Net earnings for fiscal 2012 were $12.8 million, or $0.24 per share, as compared to $28.9 million, or $0.54 per share, reported for fiscal 2011. Excluding certain unusual items, the year over year decrease in profitability was primarily due to lower total gross profit margins and higher selling, general and administrative expenses, partially offset by increased sales (resulting from the 53rd week in fiscal 2012) and reduced interest expense.

Total revenues (excluding the additional week in fiscal 2012) declined by 0.4% or $ 9.0 million, as compared to the same period in the prior year due to a 2.0% decline in comparable store sales (sales generated by locations in operation during the same period of the prior year) which was partially offset by increased contribution from our non-comparable store locations. This decrease in comparable store

sales was comprised of a 1.3% increase in comparable store service revenue offset by a 2.9% decrease in comparable store merchandise sales.

We believe that the industry fundamentals of increasing vehicle complexity and customer preference for DIFM remain solid over the long-term resulting in consistent demand for maintenance and repair services. Consistent with this long-term trend, we have adopted a long-term strategy of growing our automotive service business, while maintaining our DIY customer base by offering the newest and broadest product assortment in the automotive aftermarket.

In the short-term, however, we believe the challenging macroeconomic environment, including persistent high unemployment and negative consumer confidence in the overall U.S. economy, negatively impacted our fiscal year 2012 sales. Another macroeconomic factor affecting our customers and our industry is gasoline prices. Gasoline prices have not only increased to historical highs in recent years, but have also experienced significant spikes in prices during each year. We believe that these gasoline price trends challenged our customer's spending relative to discretionary and deferrable purchases. Given the nature of these macroeconomic factors, we cannot predict whether or for how long these trends may continue, nor can we predict to what degree these trends will affect us in the future.

Our primary response to fluctuations in customer demand is to adjust our product assortment, store staffing and advertising messages. In the challenging macroeconomic environment that our customers have experienced in the last few years, we leaned toward a needs-based product assortment, reduced staffing levels and delivered a promotional advertising message. In addition, we work continuously to make it easy for customers to choose us to do it for them and to expand our online efforts to make Pep Boys the most convenient place to shop for all of their automotive needs. In fiscal 2012, we reached another e-SERVE milestone with the launch of buy on-line, ship to home, which complements our previously implemented on-line capabilities of service appointment scheduling, TreadSmart (tires from information to installation) and buy on-line, pick up in store.

We are encouraged that during calendar year 2012, miles driven, which favorably impacts sales of our services and non-discretionary products, grew 0.3%, after declining in 2011. For fiscal 2013 and beyond, we are focusing our efforts on ensuring that Pep Boys is the best place to shop and care for your car and are moving our entire business model towards a more focused customer centered strategy. See "ITEM 1 BUSINESS—BUSINESS STRATEGY."

RESULTS OF OPERATIONS

The following discussion explains the material changes in our results of operations for the years ended February 2, 2013 and January 28, 2012 and January 29, 2011.

Analysis of Statement of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	**Feb 2, 2013 (Fiscal 2012)**	**Jan 28, 2012 (Fiscal 2011)**	**Jan 29, 2011 (Fiscal 2010)**	**Fiscal 2012 vs. Fiscal 2011**	**Fiscal 2011 vs. Fiscal 2010**
Merchandise sales	78.6%	79.6%	80.4%	0.1%	2.8%
Service revenue[1]	21.4	20.4	19.6	6.2	7.8
Total revenues	100.0	100.0	100.0	1.3	3.8
Costs of merchandise sales[2]	70.6[3]	70.3[3]	69.5[3]	(0.5)	(4.0)
Costs of service revenue[2]	98.3[3]	95.0[3]	91.1[3]	(9.9)	(12.3)
Total costs of revenues	76.5	75.3	73.7	(2.9)	(6.0)
Gross profit from merchandise sales	29.4[3]	29.7[3]	30.5[3]	(0.9)	0.1
Gross profit from service revenue	1.7[3]	5.0[3]	8.9[3]	(64.2)	(39.0)
Total gross profit	23.5	24.7	26.3	(3.5)	(2.5)
Selling, general and administrative expenses	22.2	21.5	22.2	(4.4)	(0.4)
Pension settlement expense	0.9	—	—	(100.0)	—
Net gain from disposition of assets	0.1	—	0.1	4772.6	(98.9)
Operating profit	0.6	3.2	4.2	(82.2)	(20.6)
Merger termination fees, net	2.1	—	—	100.0	—
Non-operating income	0.1	0.1	0.1	(13.5)	(10.9)
Interest expense	1.6	1.3	1.3	(29.2)	1.6
Earnings from continuing operations before income taxes	1.1	2.0	2.9	(45.9)	(28.8)
Income tax expense	41.5[4]	30.0[4]	36.4[4]	(25.0)	41.4
Earnings from continuing operations	0.6	1.4	1.9	(54.8)	(21.6)
Discontinued operations, net of tax	—	—	—	53.0	58.3
Net earnings	0.6	1.4	1.8	(55.7)	(21.1)

(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of earnings from continuing operations before income taxes.

Fiscal 2012 vs. Fiscal 2011

Total revenue for fiscal 2012 increased by $27.1 million, or 1.3%, to $2,090.7 million from $2,063.6 million for fiscal 2011. Excluding the fifty-third week in 2012, comparable sales decreased 2.0%, consisting of a 1.3% comparable service revenue increase offset by a 2.9% comparable

merchandise sales decline. Total comparable store sales decreased primarily due to lower customer counts partially offset by an increase in the average transaction amount per customer. While our total revenues were favorably impacted by the opening of new stores, a new store is not added to our comparable store sales until it reaches its 13th month of operation. The additional week of fiscal 2012 and non-comparable stores contributed an additional $68.2 million of total revenue in fiscal 2012 as compared to the prior year.

Total merchandise sales increased 0.1%, or $1.2 million, to $1,643.9 million for fiscal 2012, compared to $1,642.8 million for fiscal 2011. Excluding the fifty-third week in 2012, comparable merchandise sales decreased by 2.9%, or $46.6 million. The decrease in comparable store merchandise sales was driven primarily by lower comparable store customer counts partially offset by a higher average transaction amount per customer and was comprised of a 4.4% decline in merchandise sold through our retail business and a 0.3% decrease in merchandise sold through our service business (resulting primarily from lower tire sales). The fifty third week and our non-comparable stores contributed an additional $47.8 million of merchandise sales.

Total service revenue increased 6.2%, or $25.9 million, to $446.8 million for fiscal 2012 from $420.9 million for fiscal 2011. Excluding the fifty-third week in 2012, comparable service revenue increased by 1.3%, or $5.6 million. The increase in comparable store service revenue was due to higher customer counts partially offset by a decrease in the average transaction amount per customer. The fifty third week and our non-comparable stores contributed an additional $20.4 million of service revenue.

In our retail business, we believe that the difficult macroeconomic conditions continue to impact our customers and led to the comparable store customer counts decline, while we experienced an increase in the average transaction amount per customer resulting from higher selling prices. In our service business, we believe that we experienced an increase in comparable store customer counts due to the strength of our service offering and our promotion of oil changes. However, this shift in service sales mix towards lower cost oil changes reduced the average transaction amount per service customer.

Total gross profit decreased by $18.0 million, or 3.5%, to $491.5 million for fiscal 2012 from $509.5 million for fiscal 2011. Total gross profit margin decreased to 23.5% for fiscal 2012 from 24.7% for fiscal 2011. Total gross profit for fiscal 2012 and 2011 included an asset impairment charge of $10.6 million and $1.6 million, respectively. In addition, fiscal 2011 included a $1.1 million reduction in the reserve for excess inventory. Excluding these items from both years, total gross profit margin decreased by 70 basis points to 24.0% for fiscal 2012 from 24.7% for fiscal 2011. This decrease in total gross profit margin was primarily due to higher payroll and related expenses as a percent of total sales. In addition, the new Service & Tire Centers have a higher concentration of their sales in lower margin tires and oil changes, are leased facilities and are subject to a full payroll burden from their first day of operation. The Service & Tire Centers (exclusive of the impairment charge) reduced total margins by 180 basis points and 100 basis points in 2012 and 2011, respectively. While the new Service & Tire Centers have had a negative impact on total gross profit margin, these Service & Tire Centers positively contributed to total gross profit in both years.

Gross profit from merchandise sales decreased by $4.5 million, or 0.9%, to $484.0 million for fiscal 2012 from $488.4 million for fiscal 2011. Gross profit margin from merchandise sales decreased to 29.4% for fiscal 2012 from 29.7% in fiscal 2011. Gross profit from merchandise sales in fiscal 2012 and 2011 included an asset impairment charge of $5.1 million and $0.6 million, respectively. In addition, fiscal 2011 included a $1.1 million reduction in the reserve for excess inventory. Excluding these items from both years, gross profit margin from merchandise sales remained relatively flat year over year at 29.7%.

Gross profit from service revenue decreased by $13.5 million, or 64.0%, to $7.5 million for fiscal 2012 from $21.1 million for fiscal 2011. Gross profit margin from service revenue decreased to 1.7% for

fiscal 2012 from 5.0% for fiscal 2011. In accordance with GAAP, service revenue is limited to labor sales (excludes any revenue from installed parts and materials) and costs of service revenues includes the fully loaded service center payroll and related employee benefits and service center occupancy costs. Gross profit from service revenue for fiscal 2012 and 2011 included an asset impairment charge of $5.4 million and $1.0 million, respectively. Excluding the asset impairment charge, gross profit margin from service revenue decreased by 234 basis points to 2.9% for fiscal 2012 from 5.3% for fiscal 2011. The decrease in service revenue gross profit margin was primarily due to the growth of our Service & Tire Centers, which lowered margins by 674 and 579 basis points in fiscal 2012 and 2011, respectively. Excluding the impact of the Service & Tire Centers, gross profit margin from service revenue decreased to 9.7% for fiscal 2012 from 11.0% for fiscal 2011. This decrease was due to increased store occupancy costs such as rent and related expenses and utilities.

Selling, general and administrative expenses as a percentage of total revenues increased to 22.2% for fiscal year 2012 from 21.5% for fiscal 2011. Selling, general and administrative expenses for fiscal 2012 increased $19.4 million, or 4.4%, to $463.4 million from $444.0 million for fiscal 2011. The increase resulted primarily from higher media expense of $8.4 million, higher store and administrative payroll and related expense of $10.4 million (partially from the additional week in fiscal 2012) and higher legal and professional services costs of $2.3 million, which were partially offset by lower credit card transaction fees of $3.6 million and the reversal of compensation expense of $0.9 million related to previously issued performance based stock grants. In addition, in fiscal 2011 we recorded a reduction to the contingent consideration of $0.7 million related to one of our acquisitions.

In the second quarter of fiscal 2012, we terminated our proposed "go private" transaction and recorded the settlement proceeds, net of merger related costs, of $42.8 million in the consolidated statement of operations and comprehensive income.

In the third quarter of fiscal 2012, we restructured our long term debt to reduce the amount outstanding by $95.1 million and lower our annual interest expense by approximately $11.0 million. Accordingly, the write-off of deferred financing costs along with the cost to settle the interest rate swap on the previous debt, partially offset by our lower total debt and reduced interest rate, caused our interest expense for fiscal 2012 to increase by $7.7 million to $34.0 million as compared to the $26.3 million for fiscal 2011 (See Note 5 to the Consolidated Financial Statements).

In the fourth quarter of fiscal 2012, we sold our regional administration building in Los Angeles, CA, which resulted in a net gain from disposition of assets to increase by $1.3 million in fiscal 2012.

In the fourth quarter of fiscal 2012, in accordance with Internal Revenue Service and Pension Benefit Guaranty Corporation requirements, we contributed $14.1 million to fully fund its Defined Benefit Pension Plan on a termination basis and incurred a settlement charge of $17.8 million (see Note 13 to the Consolidated Financial Statements).

Our income tax expense for fiscal 2012 was $9.3 million, or an effective rate of 41.5%, as compared to an expense of $12.5 million, or an effective rate of 30.0%, for fiscal 2011. The change was primarily due to a benefit of $3.6 million related to the release of valuation allowances on certain state net operating loss carry forwards and credits in fiscal 2011. In addition, the rate change from period to period is primarily driven by a reduction in ordinary income or loss in relation to foreign taxes in our Puerto Rico operations, state taxes, and other certain permanent tax items.

As a result of the foregoing, we reported net earnings of $12.8 million for fiscal 2012 as compared to net earnings of $28.9 million for fiscal 2012. Our diluted earnings per share were $0.24 as compared to $0.54 in the prior year period.

Fiscal 2011 vs. Fiscal 2010

Total revenue for fiscal 2011 increased by 3.8%, or $75.0 million, to $2,063.6 million from $1,988.6 million in fiscal 2010, while comparable store sales for fiscal 2011 decreased 0.6% as compared to the prior year. This decrease in comparable store sales consisted of an increase of 0.6% in comparable store service revenue offset by a decrease of 0.9% in comparable store merchandise sales. Total comparable store sales decreased due to lower customer counts in all three lines of business partially offset by an increase in the average transaction amount per customer. While our total revenue figures were favorably impacted by the opening or acquisition of new stores, a new store is not added to our comparable store sales until it reaches its 13th month of operation. Non-comparable stores contributed an additional $86.6 million of total revenue in fiscal 2011 as compared to the prior year.

Total merchandise sales increased 2.8%, or $44.6 million, to $1,642.8 million in fiscal 2011, compared to $1,598.2 million in fiscal 2010. The increase in merchandise sales was due to our non-comparable stores which contributed an additional $58.4 million of sales during the year, partially offset by a decline in comparable store merchandise sales of 0.9%, or $13.8 million. The decrease in comparable store merchandise sales was comprised of a 2.3% decline in our retail business which was mostly offset by a 1.9% increase in merchandise sold through our service business as a result of increased tire and installed part sales. Total service revenue increased 7.8%, or $30.4 million, to $420.9 million in fiscal 2011 from $390.5 million in the prior year. The increase in service revenue was comprised of a $2.2 million, or 0.6%, increase in comparable store service revenue and $28.2 million of service revenue from our new non-comparable stores.

We believe that comparable store customer counts decreased due to macroeconomic conditions, while the average transaction amount per customer increased due to selling price increases implemented to reflect the inflation in product acquisition costs. We believe the significant increase in gasoline prices led to a decline in miles driven, which combined with the financial burden of higher gasoline prices, continued high unemployment and negative consumer confidence in the overall U.S. economy depressed our fiscal 2011 sales. These negative economic conditions were somewhat mitigated by the continued aging of the U.S. light vehicle fleet as consumers spent more money on maintaining their vehicles as opposed to buying new vehicles. Over the long-term, we believe utilizing innovative marketing programs to communicate our value-priced, differentiated service and merchandise assortment will drive increased customer counts and our continued focus on delivering a better customer experience than our competitors will convert those increased customer counts into sales improvements consistently over all lines of business.

Total gross profit decreased by $12.8 million, or 2.5%, to $509.5 million in fiscal 2011 from $522.4 million in fiscal 2010. Total gross profit margin decreased to 24.7% for fiscal 2011 from 26.3% for fiscal 2010. The decrease in total gross profit margin was primarily due to the opening or acquisition of new Service & Tire Centers. The 85 Big 10 locations acquired in the second quarter of 2011 lowered total gross profit margin for fiscal 2011 by 50 basis points. The Big 10 locations were dilutive to total gross profit margin primarily due to mix of sales being more highly concentrated in tires which have lower product margins combined with higher rent and payroll costs as a percent of total sales. The organic new stores opened by the Company, which are in their ramp up stage for sales while incurring their full amount of fixed expenses, including payroll and occupancy costs (rent, utilities and building maintenance), negatively affected total gross profit margin by 81 basis points and 42 basis points for fiscal 2011 and 2010, respectively. The current year also included a net charge of $0.5 million comprised of a $1.6 million asset impairment charge which was mostly offset by a $1.1 million reduction in the reserve for excess inventory. The prior year included a net benefit of $5.9 million comprised of a reduction in the reserve for excess inventory of $5.9 million and a $1.0 million reversal of an inventory accrual partially offset by an asset impairment charge of $1.0 million. Excluding the impact of both the acquired and the new organic Service & Tire Centers and the unusual items noted above, the total gross profit margin declined by 33 basis points to 26.1% from 26.4% in the prior year.

This decline was mostly due to a shift in sales to lower margin tires and increased tire pricing pressure. While the acquired and new organic Service & Tire Centers have had a negative impact on total gross profit margin, these Service & Tire Centers positively contributed to total gross profit for the current fiscal year.

Gross profit from merchandise sales increased by $0.6 million, or 0.1%, to $488.4 million for fiscal 2011 from $487.8 million in fiscal 2010. Gross profit margin from merchandise sales decreased to 29.7% from 30.5% for the prior year. Gross profit from merchandise sales for fiscal 2011 included a $1.1 million reduction in our reserve for excess inventory and an asset impairment charge of $0.6 million. Gross profit from merchandise sales for fiscal 2010 included a net benefit of $6.2 million comprised of a $5.9 million reduction in our reserve for excess inventory and the reversal of an inventory related accrual of approximately $1.0 million partially offset by a $0.8 million asset impairment charge. Excluding these items from both years, gross profit margin from merchandise sales decreased by 44 basis points to 29.7% in fiscal 2011 from 30.1% in the prior year primarily due to a decrease in product gross margins of 50 basis points. The decrease in product gross margins was primarily due to a shift in sales to lower margin tires and increased tire pricing pressure.

Gross profit from service revenue decreased by $13.5 million, or 39.0%, to $21.1 million for fiscal 2011 from $34.6 million in fiscal 2010. Gross profit margin from service revenue decreased to 5.0% from 8.9% for the prior year. In accordance with GAAP, service revenue is limited to labor sales (excludes any revenue from installed parts and materials) and costs of service revenue includes the fully loaded service center payroll, and related employee benefits, and service center occupancy costs. Gross profit from service revenue for fiscal 2011 and 2010 included a $1.0 million and $0.2 million asset impairment charge, respectively. Excluding the charge from both years, gross profit margin from service revenue decreased to 5.25% for fiscal 2011 from 8.9% in the prior year. The decrease in gross profit from service revenue was due to the opening or acquisition of new Service & Tire Centers. Excluding the impact of the acquired and new Service & Tire Centers, (which are in their ramp up stage for sales while incurring their full amount of fixed expenses, including payroll and occupancy costs) and the impairment charge, gross profit from service revenue increased to 11.3% for fiscal 2011 from 10.6% for fiscal 2010. The increase in gross profit was primarily due to increased service revenues which better leveraged fixed store occupancy costs, partially offset by an increase in payroll and occupancy costs.

Selling, general and administrative expenses as a percentage of revenue decreased to 21.5% in fiscal 2011 from 22.2% in fiscal 2010. Selling, general and administrative expenses increased $1.7 million, or 0.4%, to $444.0 million. The increase was primarily due to higher general liability and workers compensation claims expense of $4.8 million related to a favorable actuarial based adjustment in the prior year, higher travel costs from increased gasoline prices related to our commercial fleet of $2.3 million, and acquisition, transition and merger related costs of $2.0 million. These were mostly offset by lower payroll and related expenses of $4.9 million, primarily due to lower short-term compensation accruals, and lower media expense of $2.6 million. The reduction as a percentage of sales reflects improved leverage of selling, general and administrative expenses achieved through increased sales in fiscal 2011.

Net gains from the disposition of assets were not significant in fiscal 2011 and were $2.5 million in fiscal 2010. Fiscal 2010 includes $2.1 million in net settlement proceeds from the disposition of a previously closed property.

Interest expense decreased by $0.4 million to $26.3 million in fiscal 2011 compared to $26.7 million in fiscal 2010.

Income tax expense for fiscal 2011 was $12.5 million, or an effective rate of 30.0%, as compared to $21.3 million, or an effective rate of 36.4%, for fiscal 2010. The fiscal 2011 effective tax rate includes a $3.6 million benefit related to the release of valuation allowance on certain state net operating losses

and credits. The fiscal 2010 effective tax rate includes a $2.2 million benefit related to the reduction of a valuation allowance on certain state net operating losses and credits.

As a result of the foregoing, we reported net earnings of $28.9 million for fiscal 2011, a decrease of $7.7 million, or 21.1%, as compared to net earnings of $36.6 million for fiscal 2010. Our diluted earnings per share were $0.54 for fiscal 2011 as compared to $0.69 for fiscal 2010.

Discontinued Operations

The analysis of our results of continuing operations excludes the operating results of closed stores, where the customer base could not be maintained, which have been classified as discontinued operations for all periods presented.

Industry Comparison

We operate in the U.S. automotive aftermarket, which has two general lines of business: (1) the Service business, defined as Do-It-For-Me (service labor, installed merchandise and tires) and (2) the Retail business, defined as Do-It-Yourself (retail merchandise) and commercial. Generally, specialized automotive retailers focus on either the Service or Retail area of the business. We believe that operation in both the Service and Retail areas positively differentiates us from most of our competitors. Although we manage our performance at a store level in aggregation, we believe that the following presentation, which includes the reclassification of revenue from merchandise that we install in customer vehicles to service center revenue, shows an accurate comparison against competitors within the two sales arenas. We compete in the Retail area of the business through our retail sales floor and commercial sales business. Our Service Center business competes in the Service area of the industry. The following table presents the revenues and gross profit for each area of the business.

	Fiscal Year ended		
(dollar amounts in thousands)	**February 2, 2013**	**January 28, 2012**	**January 29, 2011**
Service center revenue[1]	$1,095,284	$1,038,714	$ 941,869
Retail sales[2]	995,446	1,024,913	1,046,772
Total revenues	$2,090,730	$2,063,627	$1,988,641
Gross profit from service center revenue[3]	$ 208,795	$ 220,314	$ 216,176
Gross profit from retail sales[4]	282,705	289,213	306,176
Total gross profit	$ 491,500	$ 509,527	$ 522,352

(1) Includes revenues from installed products.

(2) Excludes revenues from installed products.

(3) Gross profit from service center revenue includes the cost of installed products sold, buying, warehousing, service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(4) Gross profit from retail sales includes the cost of products sold, buying, warehousing and store occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

CAPITAL & LIQUIDITY

Capital Resources and Needs

Our cash requirements arise principally from (i) the purchase of inventory and capital expenditures related to existing and new stores, offices and distribution centers, (ii) debt service and (iii) contractual obligations. Cash flows realized through the sale of automotive services, tires, parts and accessories are our primary source of liquidity. Net cash provided by operating activities was $88.5 million in fiscal 2012, as compared to $73.7 million in the prior year period. The $14.8 million increase was due to a favorable change in operating assets and liabilities of $28.4 million partially offset by a decrease in net earnings, net of non-cash adjustments of $13.4 million. The change in operating assets and liabilities was primarily due to favorable changes in accrued expenses and other current assets of $30.7 million and other long-term liabilities of $6.0 million partially offset by an unfavorable change in inventory, net of accounts payable, of $8.2 million.

The favorable change in accrued expenses and other current assets was primarily due to an increase in employee payroll tax accruals of $12.2 million due to the timing of payments to taxing authorities and a reduction in employer contributions under our savings, supplemental executive retirement and bonus plans of $9.6 million.

In both fiscal 2012 and 2011, the increased investment in inventory of $27.1 and $42.8 million, respectively, was funded by improvements in our trade vendor payment terms. Taking into account the changes in our trade payable program liability (shown as cash flows from financing activities on the consolidated statements of cash flows), cash generated from accounts payable was $65.5 million and $53.8 million for fiscal 2012 and 2011, respectively. The ratio of accounts payable, including our trade payable program, to inventory was 61.5% at February 2, 2013 and 53.6% at January 28, 2012. The $27.1 million increase in inventory from January 28, 2012 was primarily due to an expanded inventory assortment in certain hard part categories, seasonal purchases and increased investment in our new stores.

In the fourth quarter of fiscal 2012, we contributed $14.1 million to fully fund, on a termination basis, our previously frozen defined benefit pension plan.

Cash used in investing activities was $52.8 million in fiscal 2012 as compared to $125.6 million in the prior year period. Capital expenditures were $54.7 million and $74.7 million in fiscal 2012 and 2011, respectively. Capital expenditures for fiscal 2012 included the addition of 20 Service & Tire Centers, six Supercenters, the conversion of seven Supercenters into Superhubs, the addition of 17 Speed Shops within existing Supercenters and information technology enhancements including our eCommerce initiatives and parts catalog enhancements. Capital expenditures for fiscal 2011 included the addition of 20 new Service & Tire Centers, the conversion of one Service & Tire Center and one Pep Express store to Supercenters, and the addition of one new Supercenter. In fiscal 2012 we sold our regional administrative office in Los Angeles, CA for approximately $5.6 million, net of closing costs. During fiscal 2011, we acquired 99 Service & Tire Centers through three separate transactions for $42.6 million, net of cash acquired. In addition, during fiscal 2012 and fiscal 2011 we invested $3.7 million and $7.6 million, respectively in a restricted account as collateral for retained liabilities included within existing insurance programs in lieu of previously outstanding letters of credit.

Our targeted capital expenditures for fiscal 2013 are $65.0 million. Our fiscal year 2013 capital expenditures include the addition of approximately 38 new locations, the conversion of 15 Supercenters into Superhubs, the addition of 50 Speed Shops to existing Supercenters and required expenditures for our existing stores, offices and distribution centers. These expenditures are expected to be funded by cash on hand and net cash generated from operating activities. Additional capacity, if needed, exists under our existing line of credit.

In fiscal 2012, cash used in financing activities was $34.8 million, as compared to cash provided by financing activities of $20.0 million in the prior year period. During the third quarter of 2012, we increased the amount of our borrowing under our amended and restated Senior Secured Term Loan from $150.0 to $200.0 million and used those proceeds together with cash on hand to repay, in full, the $147.0 million principal amount then outstanding under our 7.5% Senior Subordinated Notes due 2014 and to settle our outstanding interest rate swap (see Note 5 to the Consolidated Financial Statements). As a result of the refinancing, we reduced our total debt by $95.1 million and extended its maturity to 2018. While this refinancing activity resulted in a one-time charge to interest expense of $11.2 million, it also reduced our annual interest expense by approximately $11.0 million.

Our trade payable program, which has an availability of $175.0 million, is funded by various bank participants who have the ability, but not the obligation, to purchase, directly from our vendors, account receivables owed by Pep Boys. In fiscal 2012, we increased net borrowings on our trade payable program by $64.5 million to $149.7 million as of February 2, 2013 from $85.2 million as of January 28, 2012 (classified as trade payable program liability on the consolidated balance sheet).

In fiscal 2011, we paid $2.4 million in financing costs to amend and restate our revolving credit agreement to reduce its interest rate by 75 basis points and to extend its maturity to July 2016 and paid a cash dividend of $6.3 million.

In the fourth quarter of fiscal 2012, our Board of Directors authorized a program to repurchase up to $50.0 million of our common stock. During the fourth quarter of fiscal 2012, we used $0.3 million to repurchase shares under the program.

We anticipate that cash on hand and cash generated by operating activities will exceed our expected cash requirements in fiscal 2013. In addition, we expect to have excess availability under our existing revolving credit agreement during the entirety of fiscal 2013. As of February 2, 2013 we had undrawn availability on our revolving credit facility of $141.2 million. As of February 2, 2013 we had $59.2 million of cash and cash equivalents on hand.

Our working capital was $126.5 million and $166.6 million at February 2, 2013 and January 28, 2012, respectively. Our total debt, net of cash on hand, as a percentage of our net capitalization, was 20.8% and 32.0% at February 2, 2013 and January 28, 2012, respectively.

Contractual Obligations

The following chart represents our total contractual obligations and commercial commitments as of February 2, 2013:

Contractual Obligations	**Total**	**Within 1 year**	**From 1 to 3 years**	**From 3 to 5 years**	**After 5 years**
		(dollars amounts in thousands)			
Long-term debt[1]	$ 200,000	$ 2,000	$ 4,000	$ 4,000	$190,000
Operating leases	791,723	102,609	189,296	159,742	340,076
Expected scheduled interest payments on long-term debt	59,533	10,675	21,048	20,645	7,165
Other long-term obligations[2]	13,915	—	—	—	—
Total contractual obligations	$1,065,171	$115,284	$214,344	$184,387	$537,241

(1) Long-term debt includes current maturities.

(2) Comprised of deferred compensation items of $6.1 million, income tax liabilities of $1.8 million and asset retirement obligations of $6.0 million. We made voluntary contributions of $3.0 million and $5.0 million to our defined benefit pension plan in fiscal 2011 and 2010, respectively. The

pension plan obligation was settled in December of 2012 with a $14.1 million contribution to fully fund the plan on a termination basis. See Note 13 of the Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans. The above table does not reflect the timing of projected settlements for our recorded asset retirement obligation costs and income tax liabilities because we cannot make a reliable estimate of the timing of the related cash payments.

Commercial Commitments	Total	Within 1 year	From 1 to 3 years	From 3 to 5 years	After 5 years
	(dollar amounts in thousands)				
Standby letters of credit	$32,173	$32,173	$ —	$—	$—
Surety bonds	11,541	8,295	3,246	—	—
Purchase obligations[1][2]	4,448	4,448	—	—	—
Total commercial commitments	$48,162	$44,916	$3,246	$—	$—

(1) Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments under our vendor supply agreements (other than[2] below) and generally, our open purchase orders (orders that have not been shipped) are not binding agreements. Those purchase obligations that are in transit from our vendors at February 2, 2013 that we do not have legal title to are considered commercial commitments.

(2) In fiscal 2011, we entered into a commercial commitment to purchase 4.2 million units of oil products at various prices over a two-year period. Based on our present consumption rate, we expect to meet the cumulative minimum purchase requirements under this contract by the end of fiscal 2013.

Senior Secured Term Loan Facility due October 2018

On October 11, 2012, we entered into the Second Amended and Restated Credit Agreement that (i) increased the size of our Senior Secured Term Loan (the "Term Loan") to $200.0 million, (ii) extended the maturity of the Term Loan from October 27, 2013 to October 11, 2018, (iii) reset the interest rate under the Term Loan to the London Interbank Offered Rate (LIBOR), subject to a floor of 1.25%, plus 3.75% and (iv) added an additional 16 of our owned locations to the collateral pool securing the Term Loan. The amended and restated Term Loan is deemed to be substantially different than the prior Term Loan, and therefore the modification of the debt has been treated as a debt extinguishment. As of February 2, 2013, 142 stores collateralized the Term Loan. We recorded $6.5 million of deferred financing costs related to the Second Amended and Restated Credit Agreement. The amount outstanding under the term loan as of February 2, 2013 was $200.0 million.

Net proceeds from the amended and restated Term Loan together with cash on hand were used to settle the outstanding interest rate swap on the Term Loan as structured prior to its amendment and restatement and to satisfy and discharge all of our outstanding 7.5% Senior Subordinated Notes ("Notes") due 2014. The settlement of the interest rate swap resulted in the reclassification of $7.5 million of accumulated other comprehensive loss to interest expense. We recognized, in interest expense, $1.9 million of deferred financing costs related to the Notes and the Term Loan as structured prior to its amendment and restatement. The interest payment and the swap settlement payment are presented within cash flows from operations on the consolidated statement of cash flows.

Revolving Credit Agreement, Through July 2016

On January 16, 2009 we entered into a Revolving Credit Agreement (the "Agreement") with available borrowings up to $300.0 million and a maturity of January 2014. Total incurred fees of

$6.8 million were capitalized and are being amortized over the original five year life of the facility. On July 26, 2011, we amended and restated the Agreement to reduce its interest rate by 75 basis points and to extend its maturity to July 2016. Our ability to borrow under the Agreement is based on a specific borrowing base consisting of inventory and accounts receivable. The interest rate on this credit line is daily LIBOR plus 2.00% to 2.50% based upon the then current availability under the Agreement. As of February 2, 2013, we had no borrowings outstanding under the Agreement and $37.4 million of availability was utilized to support outstanding letters of credit. Taking this into account, the borrowings under the vendor financing program, and the borrowing base requirements, as of February 2, 2013, there was $141.2 million of availability remaining under the Agreement.

Other Matters

Our debt agreements require compliance with covenants. The most restrictive of these covenants, an earnings before interest, taxes, depreciation and amortization ("EBITDA") requirement, is triggered if the availability under our Revolving Credit Agreement plus unrestricted cash drops below $50.0 million. As of February 2, 2013, we were in compliance with all financial covenants contained in its debt agreements.

Other Contractual Obligations

We have a vendor financing program which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by us directly from our vendors. The total availability under the program was $175.0 million as of February 2, 2013. There was an outstanding balance of $149.7 million and $85.2 million under this program as of February 2, 2013 and January 28, 2012, respectively.

We have letter of credit arrangements in connection with our risk management, import merchandising and vendor financing programs. We had $5.2 million of outstanding commercial letters of credit as of February 2, 2013. As of January 28, 2012, there were no outstanding commercial letters of credit. We were contingently liable for $32.2 million and $31.7 million in outstanding standby letters of credit as of February 2, 2013 and January 28, 2012, respectively.

We are also contingently liable for surety bonds in the amount of approximately $11.5 million and $8.3 million as of February 2, 2013 and January 28, 2012, respectively. The surety bonds guarantee certain of our payments (for example utilities, easement repairs, licensing requirements and customs fees).

Off-balance Sheet Arrangements

We lease certain property and equipment under operating leases and lease financings which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the calculation of our minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. Any lease payments that are based upon an existing index or rate are included in our minimum lease payment calculations. Total operating lease commitments as of February 2, 2013 were $791.7 million.

Pension and Retirement Plans

On December 31, 2008, we paid $14.4 million to terminate the defined benefit portion of our Supplemental Executive Retirement Plan (SERP) and recorded a $6.0 million settlement charge. We continue to maintain the non-qualified defined contribution portion of the SERP plan (the "Account Plan") for key employees designated by the Board of Directors. Our contribution expense for the Account Plan was $0.1 million, $0.3 million and $1.2 million for fiscal 2012, 2011 and 2010, respectively.

We have a qualified 401(k) savings plan and a separate savings plan for employees residing in Puerto Rico, which cover all full-time employees who are at least 21 years of age with one or more years of service. We contribute the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. For fiscal 2012, 2011 and 2010, our contributions were conditional upon the achievement of certain pre-established financial performance goals which were met in fiscal 2010, but not in fiscal 2012 or 2011. Our savings plans' contribution expense was $3.0 million in fiscal 2010.

We also had a defined benefit pension plan (the "Plan") covering full-time employees hired on or before February 1, 1992. As of December 31, 1996, we froze the accrued benefits under the Plan and active participants became fully vested. During the third quarter of fiscal 2011, we began the process of terminating the Plan which was completed in December 2012. In accordance with Internal Revenue Service and Pension Benefit Guaranty Corporation requirements, we contributed $14.1 million to fully fund the Plan on a termination basis. Plan participants were not adversely affected by the Plan termination. The participants' benefits were converted into a lump sum cash payment or an annuity contract placed with an insurance carrier.

The expense under these plans for fiscal 2012, 2011 and 2010 was $19.3 million, $1.4 million and $6.3 million, respectively. See Note 13 of the Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, retirement benefits, share-based compensation, risk participation agreements, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following represent our more critical estimates and assumptions used in the preparation of the consolidated financial statements:

- Inventory is stated at lower of cost, as determined under the last-in, first-out (LIFO) method, or market. Our inventory, which consists primarily of automotive parts and accessories, is used on vehicles. Because of the relatively long lives of vehicles, along with our historical experience of returning most excess inventory to our vendors for full credit, the risk of obsolescence is minimal. We establish a reserve for excess inventory for instances where less than full credit will be received for such returns and where we anticipate items will be sold at retail prices that are less than recorded costs. The reserve is based on management's judgment, including estimates and assumptions regarding marketability of products, the market value of inventory to be sold in future periods and on historical experiences where we received less than full credit from vendors for product returns. If our estimates regarding excess inventory are inaccurate, we may incur losses or gains that could be material. A 10% difference in our inventory reserves as of February 2, 2013 would have affected net earnings by approximately $0.2 million in fiscal 2012.

- We record reserves for future sales returns, customer incentives, warranty claims and inventory shrinkage. The reserves are based on expected returns of products and historical claims and inventory shrinkage experience. If actual experience differs from historical levels, revisions in our estimates may be required. A 10% change in these reserves at February 2, 2013 would have affected net earnings by approximately $0.8 million for fiscal 2012.

- We have risk participation arrangements with respect to workers' compensation, general liability, automobile liability, other casualty coverage and health care insurance, including stop loss coverage with third party insurers to limit our total exposure. A reserve for the liabilities associated with these agreements is established using generally accepted actuarial methods followed in the insurance industry and our historical claims experience. The amounts included in our costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs. A 10% change in our self-insurance liabilities at February 2, 2013 would have affected net earnings by approximately $4.2 million for fiscal 2012.

- At fiscal year end 2012, we had six reporting units, of which three included goodwill. We test the recorded amount of goodwill for recovery on an annual basis in the fourth quarter of each fiscal year. More frequent impairment reviews may be triggered by any significant events or changes in circumstances affecting our business.

  Goodwill impairment testing consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The loss recognized cannot exceed the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. A deterioration of macroeconomic conditions may not only negatively impact the estimated operating cash flows used in our cash flow models, but may also negatively impact other assumptions used in our analyses, including, but not limited to, the estimated cost of capital and/or discount rates. Additionally, in accordance with accounting guidance, we are required to ensure that assumptions used to determine fair value in the analyses are consistent with the assumptions a market participant would use. As a result, the cost of capital and/or discount rates used may increase or decrease based on market conditions and trends, regardless of whether our cost of capital has changed. Therefore we may recognize an impairment even though cash flows are approximately the same or greater than forecasted amounts.

  There were no impairments as a result of our annual tests in the fourth quarter of fiscal year 2012, fiscal year 2011, and fiscal year 2010.

- We periodically evaluate our long-lived assets for indicators of impairment. Management's judgments, including judgments related to store cash flows, are based on market and operating conditions at the time of evaluation. Future events could cause management's conclusion on impairment to change, requiring an adjustment of these assets to their then current fair market value.

- We have a share-based compensation plan, which includes stock options and restricted stock units, or RSUs. We account for our share-based compensation plans on a fair value basis. We

determine the fair value of our stock options at the date of the grant using the Black-Scholes option-pricing model. The RSUs are awarded at a price equal to the market price of our underlying stock on the date of the grant. In situations where we have granted stock options and RSUs with market conditions, we have used Monte Carlo simulations in estimating the fair value of the award. The pricing model and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include the expected life of stock options, expected stock price volatility, future employee stock option exercise behaviors and the estimate of award forfeitures. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are different from these assumptions, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. In addition, significant changes in these assumptions could materially impact our share-based compensation expense on future awards. A 10% change in our share-based compensation expense for fiscal 2012 would have affected net earnings by approximately $0.1 million.

- We are required to estimate our income taxes in each of the jurisdictions in which we operate. This requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. We determine our provision for income taxes based on federal and state tax laws and regulations currently in effect. Legislation changes currently proposed by certain states in which we operate, if enacted, could increase our transactions or activities subject to tax. Any such legislation that becomes law could result in an increase in our state income tax expense and our state income taxes paid, which could have a material effect on our net earnings.

  At any one time our tax returns for many tax years are subject to examination by U.S. Federal, commonwealth, and state taxing jurisdictions. For income tax benefits related to uncertain tax positions to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not to be sustained. We adjust these tax liabilities, as well as the related interest and penalties, based on the latest facts and circumstances, including recently published rulings, court cases, and outcomes of tax audits. To the extent our actual tax liability differs from our established tax liabilities for unrecognized tax benefits, our effective tax rate may be materially impacted. While it is often difficult to predict the final outcome of, the timing of, or the tax treatment of any particular tax position or deduction, we believe that our tax balances reflect the more-likely-than-not outcome of known tax contingencies.

  The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not more-likely-than-not, we must establish a valuation allowance. To the extent we establish a valuation allowance or change the allowance in a future period, income tax expense will be impacted. Actual results could differ from this assessment if adequate taxable income is not generated in future periods from either operations or projected tax planning strategies.

RECENT ACCOUNTING STANDARDS

In May of 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. The adoption of ASU 2011-04 did not have a material impact on our consolidated financial statements.

In June of 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 was issued to improve the comparability of financial reporting between U.S. GAAP and International Financial Reporting Standards, and eliminates previous U.S. GAAP guidance that allowed an entity to present components of other comprehensive income ("OCI") as part of its statement of changes in shareholders' equity. With the issuance of ASU 2011-05, companies are now required to report all components of OCI either in a single continuous statement of total comprehensive income, which includes components of both OCI and net income, or in a separate statement appearing consecutively with the statement of income. ASU 2011-05 does not affect current guidance for the accounting of the components of OCI, or which items are included within total comprehensive income. ASU 2011-05 also states that reclassification adjustments between other comprehensive income and net income are presented separately on the face of the financial statements. In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires companies to provide information about the amounts reclassified out of AOCI by component. In addition, companies are required to report significant amounts reclassified out of AOCI by the respective line items of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, companies are required to cross-reference to other disclosures that provide additional detail on those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2011-05 affected presentation only and therefore did not have an impact on our consolidated financial condition, results of operations or cash flows. The adoption of ASU 2013-02 is not expected to impact our consolidated financial condition, results of operations or cash flows.

In September of 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment" ("ASU 2011-08"). The new guidance provides entities with the option to perform a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the quantitative two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the quantitative two-step goodwill impairment test. Entities also have the option to bypass the assessment of qualitative factors for any reporting unit in any period and proceed directly to performing the first step of the quantitative two-step goodwill impairment test, as was required prior to the issuance of this new guidance. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-08 did not have a material impact on our consolidated results of operations and financial condition.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have market rate exposure in our financial instruments due to changes in interest rates and prices.

Variable and Fixed Rate Debt

Our Revolving Credit Agreement bears interest at daily LIBOR plus 2.00% to 2.50% based upon the then current availability under the facility. At February 2, 2013, there were no outstanding borrowings under the agreement. Additionally, we have a Senior Secured Term Loan facility due October 2018 with a balance of $200 million at February 2, 2013, that bears interest at LIBOR subject to a floor of 1.25%, plus 3.75%. Excluding our interest rate swap, a one percent change in the LIBOR rate would have affected net earnings by approximately $1.2 million for fiscal 2012. The risks related to changes in the LIBOR rate are substantially mitigated by our interest rate swap.

The fair value of our Senior Subordinated Notes due October 2018 was $203.5 million at February 2, 2013. We determine fair value on our fixed rate debt by using quoted market prices and current interest rates.

Interest Rate Swaps

On October 11, 2012, we settled our interest rate swap designated as a cash flow hedge on $145.0 million of our Term Loan prior to its amendment and restatement. The swap was used to minimize interest rate exposure and overall interest costs by converting the variable component of the total interest rate to a fixed rate of 5.036%. Since February 1, 2008, this swap was deemed to be fully effective and all adjustments in the interest rate swap's fair value have been recorded to accumulated other comprehensive loss. The settlement of this swap resulted in an interest charge of $7.5 million, which was previously recorded within accumulated other comprehensive loss.

On October 11, 2012, we entered into two new interest rate swaps for a notional amount of $50.0 million each that together are designated as a cash flow hedge on the first $100.0 million of the amended and restated Term Loan. The interest rate swaps convert the variable LIBOR portion of the interest payments, subject to a floor of 1.25%, due on the first $100.0 million of the Term Loan to a fixed rate of 1.855%.

As of February 2, 2013, the fair value of the new interest rate swaps was a net $1.6 million payable. As of January 28, 2012, the fair value of the previous swap, terminated in October 2012, was $12.5 million payable. The swap value is recorded within other long-term liabilities on the balance sheet.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys—Manny, Moe & Jack and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 2, 2013, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 18, 2013

CONSOLIDATED BALANCE SHEETS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	February 2, 2013	January 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 59,186	$ 58,244
Accounts receivable, less allowance for uncollectible accounts of $1,302 and $1,303	23,897	25,792
Merchandise inventories	641,208	614,136
Prepaid expenses	28,908	26,394
Other current assets	60,438	59,979
Total current assets	813,637	784,545
Property and equipment—net	657,270	696,339
Goodwill	46,917	46,917
Deferred income taxes	47,691	72,870
Other long-term assets	38,434	33,108
Total assets	$1,603,949	$1,633,779
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 244,696	$ 243,712
Trade payable program liability	149,718	85,214
Accrued expenses	232,277	221,705
Deferred income taxes	58,441	66,208
Current maturities of long-term debt	2,000	1,079
Total current liabilities	687,132	617,918
Long-term debt less current maturities	198,000	294,043
Other long-term liabilities	53,818	77,216
Deferred gain from asset sales	127,427	140,273
Stockholders' equity:		
Common stock, par value $1 per share: authorized 500,000,000 shares; issued 68,557,041 shares	68,557	68,557
Additional paid-in capital	295,679	296,462
Retained earnings	430,148	423,437
Accumulated other comprehensive loss	(980)	(17,649)
Treasury stock, at cost—15,431,298 shares and 15,803,322 shares	(255,832)	(266,478)
Total stockholders' equity	537,572	504,329
Total liabilities and stockholders' equity	$1,603,949	$1,633,779

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except per share data)

Year ended	February 2, 2013 (53 weeks)	January 28, 2012 (52 weeks)	January 29, 2011 (52 weeks)
Merchandise sales	$1,643,948	$1,642,757	$1,598,168
Service revenue	446,782	420,870	390,473
Total revenues	2,090,730	2,063,627	1,988,641
Costs of merchandise sales	1,159,994	1,154,322	1,110,380
Costs of service revenue	439,236	399,776	355,909
Total costs of revenues	1,599,230	1,554,098	1,466,289
Gross profit from merchandise sales	483,954	488,435	487,788
Gross profit from service revenue	7,546	21,094	34,564
Total gross profit	491,500	509,529	522,352
Selling, general and administrative expenses	463,416	443,986	442,239
Pension settlement expense	17,753	—	—
Net gain from disposition of assets	1,323	27	2,467
Operating profit	11,654	65,570	82,580
Merger termination fees, net	42,816	—	—
Non-operating income	2,012	2,324	2,609
Interest expense	33,982	26,306	26,745
Earnings from continuing operations before income taxes and discontinued operations	22,500	41,588	58,444
Income tax expense	9,345	12,460	21,273
Earnings from continuing operations before discontinued operations	13,155	29,128	37,171
Loss from discontinued operations, net of tax benefit of $(186), $(121) and $(291)	(345)	(225)	(540)
Net earnings	$ 12,810	$ 28,903	$ 36,631
Basic earnings per share:			
Earnings from continuing operations before discontinued operations	$ 0.25	$ 0.55	$ 0.71
Loss from discontinued operations, net of tax	(0.01)	(0.01)	(0.01)
Basic earnings per share	$ 0.24	$ 0.54	$ 0.70
Diluted earnings per share:			
Earnings from continuing operations before discontinued operations	$ 0.24	$ 0.54	$ 0.70
Loss from discontinued operations, net of tax	—	—	(0.01)
Diluted earnings per share	$ 0.24	$ 0.54	$ 0.69
Other comprehensive income:			
Defined benefit plan adjustment, net of tax	9,696	(3,120)	582
Derivative financial instruments adjustment, net of tax	6,973	2,499	81
Other comprehensive income	16,669	(621)	663
Total comprehensive income	$ 29,479	$ 28,282	$ 37,294

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	Common Stock				Treasury Stock			
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Shares	Amount	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance, January 30, 2010	68,557,041	68,557	293,810	374,836	(16,164,074)	(276,217)	(17,691)	443,295
Comprehensive income:								
Net earnings				36,631				36,631
Changes in net unrecognized other postretirement benefit costs, net of tax of $344							582	582
Fair market value adjustment on derivatives, net of tax of $48							81	81
Total comprehensive income								37,294
Cash dividends ($.12 per share)				(6,323)				(6,323)
Effect of stock options and related tax benefits				(2,023)	96,590	2,608		585
Effect of restricted stock unit conversions			(1,946)		61,042	1,647		(299)
Stock compensation expense			3,497					3,497
Dividend reinvestment plan				(521)	34,532	932		411
Balance, January 29, 2011	68,557,041	$68,557	$295,361	$402,600	(15,971,910)	$(271,030)	$(17,028)	$478,460
Comprehensive income:								
Net earnings				28,903				28,903
Changes in net unrecognized other postretirement benefit costs, net of tax of $(1,872)							(3,120)	(3,120)
Fair market value adjustment on derivatives, net of tax of $1,499							2,499	2,499
Total comprehensive income								28,282
Cash dividends ($.12 per share)				(6,344)				(6,344)
Effect of stock options and related tax benefits				(900)	45,321	1,223		323
Effect of employee stock purchase plan				(335)	20,963	566		231
Effect of restricted stock unit conversions			(2,136)		70,228	1,897		(239)
Stock compensation expense			3,237					3,237
Dividend reinvestment plan				(487)	32,076	866		379
Balance, January 28, 2012	68,557,041	$68,557	$296,462	$423,437	(15,803,322)	$(266,478)	$(17,649)	$504,329
Comprehensive income:								
Net earnings				12,810				12,810
Changes in net unrecognized other postretirement benefit costs, net of tax of $5,729							9,696	9,696
Fair market value adjustment on derivatives, net of tax of $4,208							6,973	6,973
Total comprehensive income								29,479
Effect of stock options and related tax benefits			375	(5,494)	274,769	7,418		2,299
Effect of employee stock purchase plan				(605)	39,552	1,067		462
Effect of restricted stock unit conversions			(2,457)		92,703	2,503		46
Stock compensation expense			1,299					1,299
Treasury stock repurchases					(35,000)	(342)		(342)
Balance, February 2, 2013	68,557,041	$68,557	$295,679	$430,148	(15,431,298)	$(255,832)	$ (980)	$537,572

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands)

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Cash flows from operating activities:			
Net earnings	$ 12,810	$ 28,903	$ 36,631
Adjustments to reconcile net earnings to net cash provided by continuing operations:			
Net loss from discontinued operations	345	225	540
Depreciation and amortization	78,805	79,390	74,366
Amortization of deferred gain from asset sales	(12,846)	(12,602)	(12,602)
Stock compensation expense	1,299	3,237	3,497
Loss from debt retirement	—	—	200
Deferred income taxes	7,576	10,301	18,572
Net gain from dispositions of assets	(1,323)	(27)	(2,467)
Loss from asset impairment	10,555	1,619	970
Other	30	(421)	(694)
Changes in operating assets and liabilities, net of the effects of acquisitions:			
Decrease in accounts receivable, prepaid expenses and other	3,829	2,391	7,060
Increase in merchandise inventories	(27,074)	(42,756)	(5,284)
Increase in accounts payable	984	24,871	7,466
Increase (decrease) in accrued expenses	10,481	(18,745)	(8,394)
Increase (decrease) in other long-term liabilities	3,487	(2,463)	(1,200)
Net cash provided by continuing operations	88,958	73,923	118,661
Net cash used in discontinued operations	(467)	(273)	(1,466)
Net cash provided by operating activities	88,491	73,650	117,195
Cash flows from investing activities:			
Capital expenditures	(54,696)	(74,746)	(70,252)
Proceeds from dispositions of assets	5,588	515	7,515
Collateral investment	(3,654)	(7,638)	(9,638)
Acquisitions, net of cash acquired.	—	(42,901)	(288)
Premiums paid on life insurance policies	—	(837)	—
Net cash used in continuing operations	(52,762)	(125,607)	(72,663)
Net cash provided by discontinued operations	—	—	569
Net cash used in investing activities	(52,762)	(125,607)	(72,094)
Cash flows from financing activities:			
Borrowings under line of credit agreements	2,319	5,721	21,795
Payments under line of credit agreements	(2,319)	(5,721)	(21,795)
Borrowings on trade payable program liability	179,751	144,180	121,824
Payments on trade payable program liability	(115,247)	(115,253)	(99,636)
Payments for finance issuance cost	(6,520)	(2,441)	—
Borrowings under new debt	200,000	—	—
Debt payments	(295,122)	(1,079)	(11,279)
Dividends paid	—	(6,344)	(6,323)
Repurchase of common stock	(342)	—	—
Proceeds from stock issuance	2,693	898	1,227
Net cash (used in) provided by financing activities	(34,787)	19,961	5,813
Net increase (decrease) in cash and cash equivalents	942	(31,996)	50,914
Cash and cash equivalents at beginning of year	58,244	90,240	39,326
Cash and cash equivalents at end of year	59,186	$ 58,244	$ 90,240
Supplemental cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 31,290	$ 23,097	$ 23,098
Cash received from income tax refunds	$ 108	$ 479	$ 195
Cash paid for income taxes	$ 2,826	$ 1,150	$ 890
Non-cash investing activities:			
Accrued purchases of property and equipment	$ 1,371	$ 1,400	$ 2,926

See notes to the consolidated financial statements

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended February 2, 2013, January 28, 2012 and January 29, 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the Company's financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, as well as the disclosure of contingent assets and liabilities and other related disclosures. The Company bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of the Company's assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and the Company includes any revisions to its estimates in the results for the period in which the actual amounts become known.

The Company believes the significant accounting policies described below affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. Accordingly, these are the policies the Company believes are the most critical to aid in fully understanding and evaluating the historical consolidated financial condition and results of operations.

BUSINESS The Company operates in the U.S. automotive aftermarket, which has two general lines of business: (1) the Service business, commonly known as Do-It-For-Me, or "DIFM" (service labor, installed merchandise and tires) and (2) the Retail business, commonly known as Do-It-Yourself, or "DIY" (retail merchandise) and commercial. The Company's primary store format is the Supercenter, which serves both "DIFM" and "DIY" customers with the highest quality service offerings and merchandise. As part of the Company's long-term strategy to lead with automotive service, the Company is complementing the existing Supercenter store base with Service & Tire Centers. These Service & Tire Centers are designed to capture market share and leverage the existing Supercenter and support infrastructure. The Company currently operates stores in 35 states and Puerto Rico.

FISCAL YEAR END The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal 2012, which ended February 2, 2013, was comprised of 53 weeks. Fiscal 2011, which ended January 28, 2012, and fiscal 2010 which ended January 29, 2011 were comprised of 52 weeks.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS Cash equivalents include all short-term, highly liquid investments with an initial maturity of three months or less when purchased. All credit and debit card transactions that settle in less than seven days are also classified as cash and cash equivalents.

ACCOUNTS RECEIVABLE Accounts receivable are primarily comprised of amounts due from commercial customers. The Company records an allowance for doubtful accounts based upon an evaluation of the credit worthiness of its customers. The allowance is reviewed for adequacy at least quarterly, and adjusted as necessary. Specific accounts are written off against the allowance when management determines the account is uncollectible.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

MERCHANDISE INVENTORIES Merchandise inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of costing inventory had been used by the Company, inventory would have been $565.8 million and $536.4 million as of February 2, 2013 and January 28, 2012, respectively. During fiscal 2012, 2011 and 2010, the effect of LIFO layer liquidations on gross profit was immaterial.

The Company's inventory, consisting primarily of automotive tires, parts, and accessories, is used on vehicles typically having long lives. Because of this, and combined with the Company's historical experience of returning excess inventory to the Company's vendors for full credit, the risk of obsolescence is minimal. The Company establishes a reserve for excess inventory for instances where less than full credit will be received for such returns or where the Company anticipates items will be sold at retail prices that are less than recorded costs. The reserve is based on management's judgment, including estimates and assumptions regarding marketability of products, the market value of inventory to be sold in future periods and on historical experiences where the Company received less than full credit from vendors for product returns. The Company also provides for estimated inventory shrinkage based upon historical levels and the results of its cycle counting program. The Company's inventory adjustments for these matters were approximately $4.6 million at February 2, 2013 and January 28, 2012, respectively. In future periods the company may be exposed to material losses should the company's vendors alter their policy with regard to accepting excess inventory returns.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years, and furniture, fixtures and equipment, 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is included in the determination of net income. Property and equipment information follows:

(dollar amounts in thousands)	February 2, 2013	January 28, 2012
Land	$ 203,386	$ 204,023
Buildings and improvements	885,389	875,999
Furniture, fixtures and equipment	728,122	723,938
Construction in progress	3,282	3,279
Accumulated depreciation and amortization	(1,162,909)	(1,110,900)
Property and equipment—net	$ 657,270	$ 696,339

GOODWILL At fiscal year end 2012, the Company had six reporting units, of which three included goodwill (related to prior acquisitions by the Company). The Company tests the recorded amount of goodwill for recovery on an annual basis in the fourth quarter of each fiscal year. Impairment reviews may also be triggered by any significant events or changes in circumstances affecting the Company's business.

Goodwill impairment testing consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test must be performed in order

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to determine the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The loss recognized cannot exceed the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. A deterioration of macroeconomic conditions may not only negatively impact the estimated operating cash flows used in the Company's cash flow models, but may also negatively impact other assumptions used in the Company's analyses, including, but not limited to, the estimated cost of capital and/or discount rates. Additionally, in accordance with accounting guidance, the Company is required to ensure that assumptions used to determine fair value in the analyses are consistent with the assumptions a market participant would use. As a result, the cost of capital and/or discount rates used may increase or decrease based on market conditions and trends, regardless of whether the Company's cost of capital has changed. Therefore the Company may recognize an impairment even though cash flows are approximately the same or greater than forecasted amounts.

There were no impairments as a result of the Company's annual tests in the fourth quarter of fiscal year 2012, fiscal year 2011, and fiscal year 2010.

OTHER INTANGIBLE ASSETS For intangible assets with finite lives, the Company amortizes their cost on a straight-line basis over their estimated useful lives.

LEASES The Company amortizes leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, for stores the lease term is the base lease term and for distribution centers the lease term includes the base lease term plus certain renewal option periods for which renewal is reasonably assured and for which failure to exercise the renewal option would result in an economic penalty to the Company. The calculation of straight-line rent expense is based on the same lease term with consideration for step rent provisions, escalation clauses, rent holidays and other lease concessions. The Company begins expensing rent upon completion of the Company's due diligence or when the Company has the right to use the property, whichever comes earlier.

SOFTWARE CAPITALIZATION The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.

TRADE PAYABLE PROGRAM LIABILITY The Company has a trade payable program which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by the Company directly from its vendors. The Company, in turn, makes the regularly scheduled full vendor payments to the bank participants.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

The Company recognizes taxes payable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes it is more likely than not that the asset will not be recoverable, a valuation allowance must be established. To the extent the Company establishes a valuation allowance or changes the allowance in a future period, income tax expense will be impacted.

In evaluating income tax positions, the Company records liabilities for potential exposures. These tax liabilities are adjusted in the period actual developments give rise to such change. Those developments could be, but are not limited to, settlement of tax audits, expiration of the statute of limitations, and changes in the tax code and regulations, along with varying application of tax policy and administration within those jurisdictions. Refer to Note 8, "Income Taxes," for further discussion of income taxes and changes in unrecognized tax benefit.

SALES TAXES The Company presents sales net of sales taxes in its consolidated statements of operations.

REVENUE RECOGNITION The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the product is delivered to the customer. Service revenues are recognized upon completion of the service. Service revenue consists of the labor charged for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials. The Company records revenue net of an allowance for estimated future returns. The Company establishes reserves for sales returns and allowances based on current sales levels and historical return rates. Revenue from gift card sales is recognized upon gift card redemption. The Company's gift cards do not have expiration dates. The Company recognizes breakage on gift cards when, among other things, sufficient gift card history is available to estimate potential breakage and the Company determines there are no legal obligations to remit the value of unredeemed gift cards to the relevant jurisdictions. Estimated gift card breakage revenue is immaterial for all periods presented.

The Company's Customer Loyalty program allows members to earn points for each qualifying purchase. Points earned allow members to receive a certificate that may be redeemed on future purchases within 90 days of issuance. The retail value of points earned by loyalty program members is included in accrued liabilities as deferred income and recorded as a reduction of revenue at the time the points are earned, based on the historic and projected rate of redemption. The Company recognizes deferred revenue and the cost of the free products distributed to loyalty program members when the awards are redeemed. The cost of the free products distributed to program members is recorded within costs of revenues.

A portion of the Company's transactions includes the sale of auto parts that contain a core component. These components represent the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned by the customer at the point of sale.

COSTS OF REVENUES Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits, service center occupancy costs and cost of providing free or discounted towing services to customers. Occupancy costs include utilities, rents, real estate and property taxes, repairs, maintenance, depreciation and amortization expenses.

VENDOR SUPPORT FUNDS The Company receives various incentives in the form of discounts and allowances from its vendors based on purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates, allowances and promotional funds and are generally based upon a percentage of the gross amount purchased. Funds are recorded when title of goods purchased have transferred to the Company as the amount is known and not contingent on future events. The amount of funds to be received are subject to vendor agreements and ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company.

Generally vendor support funds are earned based on purchases or product sales. These incentives are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold. Certain vendor allowances are used exclusively for promotions and to offset certain other direct expenses if the Company determines the allowances are for specific, identifiable incremental expenses. Vendor support funds used to offset direct advertising costs were immaterial for the year ended February 2, 2013, $2.5 million for the year ended January 28, 2012, and immaterial for the year ended January 29, 2011.

WARRANTY RESERVE The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by the respective vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor is warranted in full by the Company for a limited specific time period. The Company establishes its warranty reserves based on historical experience. These costs are included in either costs of merchandise sales or costs of service revenue in the consolidated statement of operations.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The reserve for warranty activity for the years ended February 2, 2013 and January 28, 2012, respectively, are as follows:

(dollar amounts in thousands)	
Balance, January 29, 2011	$ 673
Additions related to sales in the current year	12,122
Warranty costs incurred in the current year	(12,122)
Balance, January 28,2012	$ 673
Additions related to sales in the current year	11,920
Warranty costs incurred in the current year	(11,729)
Balance, February 2, 2013	$ 864

ADVERTISING The Company expenses the costs of advertising the first time the advertising takes place. Gross advertising expense for fiscal 2012, 2011 and 2010 was $63.3 million, $54.9 million and $57.5 million, respectively, and is recorded in selling, general and administrative expenses. No advertising costs were recorded as assets as of February 2, 2013 or January 28, 2012.

STORE OPENING COSTS The costs of opening new stores are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs. See discussion of current year impairments in Note 11, "Store Closures and Asset Impairments."

EARNINGS PER SHARE Basic earnings per share are computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed by dividing earnings by the weighted average number of common shares outstanding during the year plus incremental shares that would have been outstanding upon the assumed exercise of dilutive stock based compensation awards.

DISCONTINUED OPERATIONS The Company's discontinued operations reflect the operating results for closed stores where the customer base could not be maintained. Loss from discontinued operations relates to expenses for previously closed stores and principally includes costs for rent, taxes, payroll, repairs and maintenance, asset impairments, and gains or losses on disposal.

ACCOUNTING FOR STOCK-BASED COMPENSATION At February 2, 2013, the Company has two stock-based employee compensation plans, which are described in Note 14, "Equity Compensation Plans." Compensation costs relating to share-based payment transactions are recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award).

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME Other comprehensive income includes pension liability and fair market value of cash flow hedges.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company may enter into interest rate swap agreements to hedge the exposure to increasing rates with respect to its certain variable rate debt agreements. The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. See further discussion in Note 5, "Debt and Financing Arrangements."

SEGMENT INFORMATION The Company has six operating segments defined by geographic regions which are Northeast, Mid-Atlantic, Southeast, Central, West and Southern CA. Each segment serves both DIY and DIFM lines of business. The Company aggregates all of its operating segments and has one reportable segment. Sales by major product categories are as follows:

	Year ended		
(dollar amounts in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Parts and accessories	$1,252,617	$1,259,500	$1,261,678
Tires	391,331	383,257	336,490
Service labor	446,782	420,870	390,473
Total revenues	$2,090,730	$2,063,627	$1,988,641

SIGNIFICANT SUPPLIERS During fiscal 2012, the Company's ten largest suppliers accounted for approximately 51% of merchandise purchased. Only one supplier accounted for more than 10% of the Company's purchases. Other than a commitment to purchase 4.2 million units of oil products at various prices over a two-year period, the Company has no long-term contracts or minimum purchase commitments under which the Company is required to purchase merchandise. Open purchase orders are based on current inventory or operational needs and are fulfilled by vendors within short periods of time and generally are not binding agreements.

SELF INSURANCE The Company has risk participation arrangements with respect to workers' compensation, general liability, automobile liability, and other casualty coverages. The Company has a wholly owned captive insurance subsidiary through which it reinsures this retained exposure. This subsidiary uses both risk sharing treaties and third party insurance to manage this exposure. In addition, the Company self insures certain employee-related health care benefit liabilities. The Company maintains stop loss coverage with third party insurers through which it reinsures certain of its casualty and health care benefit liabilities. The Company records both liabilities and reinsurance receivables using actuarial methods utilized in the insurance industry based upon historical claims experience.

RECLASSIFICATION Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications had no effect on reported totals for assets, liabilities, shareholders' equity, cash flows or net income.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING STANDARDS

In May of 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. The adoption of ASU 2011-04 did not have a material impact on the Company's consolidated financial statements.

In June of 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 was issued to improve the comparability of financial reporting between U.S. GAAP and International Financial Reporting Standards, and eliminates previous U.S. GAAP guidance that allowed an entity to present components of other comprehensive income ("OCI") as part of its statement of changes in shareholders' equity. With the issuance of ASU 2011-05, companies are now required to report all components of OCI either in a single continuous statement of total comprehensive income, which includes components of both OCI and net income, or in a separate statement appearing consecutively with the statement of income. ASU 2011-05 does not affect current guidance for the accounting of the components of OCI, or which items are included within total comprehensive income. ASU 2011-05 also states that reclassification adjustments between other comprehensive income and net income are presented separately on the face of the financial statements. In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires companies to provide information about the amounts reclassified out of AOCI by component. In addition, companies are required to report significant amounts reclassified out of AOCI by the respective line items of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, companies are required to cross-reference to other disclosures that provide additional detail on those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2011-05 affected presentation only and therefore did not have an impact on the Company's consolidated financial condition, results of operations or cash flows. The adoption of ASU 2013-02 is not expected to impact the Company's consolidated financial condition, results of operations or cash flows.

In September of 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment" ("ASU 2011-08"). The new guidance provides entities with the option to perform a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the quantitative two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the quantitative two-step goodwill impairment test. Entities also have the option to bypass the assessment of qualitative factors for any reporting unit in any period and proceed directly to performing the first step of the quantitative two-step goodwill impairment test, as was required prior to the issuance of this new guidance. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-08 did

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

not have a material impact on the Company's consolidated results of operations and financial condition.

NOTE 2—ACQUISITIONS

During fiscal 2011, the Company made three separate acquisitions. The Company acquired the assets related to seven service and tire centers located in the Seattle-Tacoma area, the assets related to seven service and tire centers located in the Houston, Texas area and all outstanding shares of capital stock of Tire Stores Group Holding Corporation which operated an 85-store chain in Florida, Georgia and Alabama under the name Big 10. Collectively, the acquired stores produced approximately $94.7 million (unaudited) in sales annually based on pre-acquisition historical information. The total purchase price of these stores was approximately $42.6 million in cash and the assumption of certain liabilities. The acquisitions were financed through cash flows provided by operations. The results of operations of these acquired stores are included in the Company's results from their respective acquisition dates.

The Company has recorded its initial accounting for these acquisitions in accordance with accounting guidance on business combinations. The acquisitions resulted in goodwill related to, among other things, growth opportunities and assembled workforces. A portion of the goodwill is expected to be deductible for tax purposes. The Company has recorded finite-lived intangible assets at their estimated fair value related to trade names, favorable and unfavorable leases.

The Company expensed all costs related to these acquisitions during fiscal 2011. The total costs related to these acquisitions were $1.5 million and are included in the consolidated statement of operations within selling, general and administrative expenses.

The purchase price of the acquisitions has been allocated to the net tangible and intangible assets acquired, with the remainder recorded as goodwill on the basis of estimated fair values. The allocation is as follows:

(dollar amounts in thousands)	As of Acquisition Dates
Current assets	$ 11,421
Intangible assets	950
Other non-current assets	9,149
Current liabilities	(13,817)
Long-term liabilities	(9,458)
Total net identifiable assets acquired	$ (1,755)
Total consideration transferred, net of cash acquired	$ 42,614
Less: total net identifiable assets acquired	(1,755)
Goodwill	$ 44,369

NOTE 2—ACQUISITIONS (Continued)

Intangible assets consist of trade names ($0.6 million) and favorable leases ($0.3 million). Long-term liabilities include unfavorable leases ($9.1 million). The trade names are being amortized over their estimated useful life of 3 years. The favorable and unfavorable lease intangible assets and liabilities are being amortized to rent expense over their respective lease terms, ranging from 2 to 16 years. Amortization expense for the favorable and unfavorable leases over the next four years is approximately $0.6 million per year. Deferred tax assets in the amount of $6.8 million are primarily recorded in other non-current liabilities.

Sales for the fiscal 2011 acquired stores totaled $63.9 million from acquisition date through January 28, 2012. The net loss for the acquired stores for the period from acquisition date through January 28, 2012 was $2.0 million, excluding transition related expenses.

As the acquisitions (including Big 10) were immaterial to the operating results both individually and in aggregate for the fifty-two week periods ended January 28, 2012 and January 29, 2011, pro forma results for the fifty-two week period ended January 28, 2012 are not presented.

In 2011, the Company recorded a reduction to the contingent consideration of $0.7 million related to one of the Company's acquisitions. The reversal of contingent consideration was recorded to selling, general and administrative expenses in the consolidated statements of operations.

NOTE 3—OTHER CURRENT ASSETS

The following are the components of other current assets:

(dollar amounts in thousands)	February 2, 2013	January 28, 2012
Reinsurance receivable	$59,160	$59,280
Income taxes receivable	668	89
Other	610	610
Total	$60,438	$59,979

NOTE 4—ACCRUED EXPENSES

The following are the components of accrued expenses:

(dollar amounts in thousands)	February 2, 2013	January 28, 2012
Casualty and medical risk insurance	$152,606	$147,806
Accrued compensation and related taxes	27,641	19,133
Sales tax payable	11,556	12,254
Other	40,474	42,512
Total	$232,277	$221,705

NOTE 5—DEBT AND FINANCING ARRANGEMENTS

The following are the components of debt and financing arrangements:

(dollar amounts in thousands)	February 2, 2013	January 28, 2012
7.50% Senior Subordinated Notes, due December 2014	$ —	$147,565
Senior Secured Term Loan, due October 2013	—	147,557
Senior Secured Term Loan, due October 2018	200,000	—
Revolving Credit Agreement, through July 2016	—	—
Long-term debt	200,000	295,122
Current maturities	(2,000)	(1,079)
Long-term debt less current maturities	$198,000	$294,043

Senior Secured Term Loan Facility due October 2018

On October 11, 2012, the Company entered into the Second Amended and Restated Credit Agreement that (i) increased the size of the Company's Senior Secured Term Loan (the "Term Loan") to $200.0 million, (ii) extended the maturity of the Term Loan from October 27, 2013 to October 11, 2018, (iii) reset the interest rate under the Term Loan to the London Interbank Offered Rate (LIBOR), subject to a floor of 1.25%, plus 3.75% and (iv) added an additional 16 of the Company's owned locations to the collateral pool securing the Term Loan. The amended and restated Term Loan was deemed to be substantially different than the prior Term Loan, and therefore the modification of the debt was treated as a debt extinguishment. As of February 2, 2013, 142 stores collateralized the Term Loan. The Company recorded $6.5 million of deferred financing costs related to the Second Amended and Restated Credit Agreement. The amount outstanding under the Term Loan as of February 2, 2013 was $200.0 million.

Net proceeds from the amended and restated Term Loan together with cash on hand were used to settle the Company's outstanding interest rate swap on the Term Loan as structured prior to its amendment and restatement and to satisfy and discharge all of the Company's outstanding 7.5% Senior Subordinated Notes ("Notes") due 2014. The settlement of the interest rate swap resulted in the reclassification of $7.5 million of accumulated other comprehensive loss to interest expense. The Company recognized, in interest expense, $1.9 million of deferred financing costs related to the Notes and the Term Loan as structured prior to its amendment and restatement. The interest payment and the swap settlement payment are presented within cash flows from operations on the consolidated statement of cash flows.

On October 11, 2012, the Company entered into two new interest rate swaps for a notional amount of $50.0 million each that together were designated as a cash flow hedge on the first $100.0 million of the Term Loan. The interest rate swaps convert the variable LIBOR portion of the interest payments due on the first $100.0 million of the Term Loan to a fixed rate of 1.855%.

Revolving Credit Agreement, Through July 2016

On January 16, 2009 the Company entered into a Revolving Credit Agreement (the "Agreement") with available borrowings up to $300.0 million and a maturity of January 2014. Total incurred fees of

NOTE 5—DEBT AND FINANCING ARRANGEMENTS (Continued)

$6.8 million were capitalized and are being amortized over the original five year life of the facility. On July 26, 2011, the Company amended and restated the Agreement to reduce its interest rate by 75 basis points and to extend its maturity to July 2016. The Company's ability to borrow under the Agreement is based on a specific borrowing base consisting of inventory and accounts receivable. The interest rate on this credit line is daily LIBOR plus 2.00% to 2.50% based upon the then current availability under the Agreement. As of February 2, 2013, the Company had no borrowings outstanding under the Agreement and $37.4 million of availability was utilized to support outstanding letters of credit. Taking this into account, the borrowings under the vendor financing program, and the borrowing base requirements, as of February 2, 2013, there was $141.2 million of availability remaining under the Agreement.

Other Matters

The Company's debt agreements require compliance with covenants. The most restrictive of these covenants, an earnings before interest, taxes, depreciation and amortization ("EBITDA") requirement, is triggered if the Company's availability under its Revolving Credit Agreement plus unrestricted cash drops below $50.0 million. As of February 2, 2013, the Company was in compliance with all financial covenants contained in its debt agreements.

The weighted average interest rate on all debt borrowings during fiscal 2012 and 2011 was 4.5% and 6.3%, respectively.

Other Contractual Obligations

The Company has a vendor financing program with availability up to $175.0 million which is funded by various bank participants who have the ability, but not the obligation, to purchase account receivables owed by the Company directly from vendors. The Company, in turn, makes the regularly scheduled full vendor payments to the bank participants. There was an outstanding balance of $149.7 million and $85.2 million under the program as of February 2, 2013 and January 28, 2012, respectively.

The Company has letter of credit arrangements in connection with its risk management, import merchandising and vendor financing programs. The Company had $5.2 million outstanding commercial letters of credit as of February 2, 2013. There were no outstanding commercial letters of credit as of January 28, 2012. The Company was contingently liable for $32.2 million and $31.7 million in outstanding standby letters of credit as of February 2, 2013 and January 28, 2012, respectively.

The Company is also contingently liable for surety bonds in the amount of approximately $11.5 million and $8.3 million as of February 2, 2013 and January 28, 2012, respectively. The surety bonds guarantee certain payments (for example utilities, easement repairs, licensing requirements and customs fees).

NOTE 5—DEBT AND FINANCING ARRANGEMENTS (Continued)

The annual maturities under the Senior Secured Term Loan, due October 2018, for the next five fiscal years are:

(dollar amounts in thousands) Fiscal Year	Long-Term Debt
2013	$ 2,000
2014	2,000
2015	2,000
2016	2,000
2017	2,000
Thereafter	190,000
Total	$200,000

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt obligations and are considered a level 2 measure under the fair value hierarchy. The estimated fair value of long-term debt including current maturities was $203.5 million and $293.6 million as of February 2, 2013 and January 28, 2012, respectively

NOTE 6—LEASE AND OTHER COMMITMENTS

In fiscal 2010, the Company sold one property to an unrelated third party. Net proceeds from this sale were $1.6 million. Concurrent with this sale, the Company entered into an agreement to lease the property back from the purchaser over a minimum lease term of 15 years. The Company classified this lease as an operating lease. The Company actively uses this property and considers the lease as a normal leaseback. The Company recorded a deferred gain of $0.4 million.

In connection with the three acquisitions that occurred during fiscal 2011, the Company assumed additional lease obligations totaling $120.2 million over an average of 14 years.

The aggregate minimum rental payments for all leases having initial terms of more than one year are as follows:

(dollar amounts in thousands) Fiscal Year	Operating Leases
2013	102,609
2014	98,205
2015	91,092
2016	83,707
2017	76,034
Thereafter	340,076
Aggregate minimum lease payments	$791,723

NOTE 6—LEASE AND OTHER COMMITMENTS (Continued)

Rental expenses incurred for operating leases in fiscal 2012, 2011, and 2010 were $97.9 million, $91.6 million and $79.7 million, respectively, and are recorded primarily in cost of revenues. The deferred gain for all sale leaseback transactions is being recognized in costs of merchandise sales and costs of service revenues over the minimum term of these leases.

NOTE 7—ASSET RETIREMENT OBLIGATIONS

The Company records asset retirement obligations as incurred and when reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation principally represents the removal of leasehold improvements from stores upon termination of store leases. The obligations are recorded as liabilities at fair value using discounted cash flows and are accreted over the lease term. Costs associated with the obligations are capitalized and amortized over the estimated remaining useful life of the asset.

The Company has recorded a liability pertaining to the asset retirement obligation in other long-term liabilities on its consolidated balance sheet. Changes in assumptions reflect favorable experience with the rate of occurrence of obligations and expected settlement dates. The liability for asset retirement obligations activity from January 29, 2011 through February 2, 2013 is as follows:

(dollar amounts in thousands)	
Asset retirement obligation at January 29, 2011	$5,606
Additions	206
Change in assumptions	(199)
Settlements	(61)
Accretion expense	323
Asset retirement obligation at January 28, 2012	5,875
Additions	89
Change in assumptions	(288)
Settlements	(11)
Accretion expense	298
Asset retirement obligation at February 2, 2013	$5,963

NOTE 8—INCOME TAXES

The components of income from continuing operations before income taxes are as follows:

	Year Ended		
(dollar amounts in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Domestic	$14,577	$36,633	$52,319
Foreign	7,923	4,954	6,125
Total	$22,500	$41,588	$58,444

The provision for income taxes includes the following:

	Year Ended		
(dollar amounts in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Current:			
Federal	$ (338)	$ —	$ —
State	471	602	491
Foreign	1,636	1,557	2,210
Deferred:			
Federal(a)	6,548	14,743	20,309
State	988	(3,887)	(1,818)
Foreign	40	(555)	81
Total income tax expense from continuing operations(a)	$9,345	$12,460	$21,273

(a) Excludes tax benefit recorded to discontinued operations of $0.2 million, $0.1 million and $0.3 million in fiscal years 2012, 2011 and 2010, respectively.

NOTE 8—INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the effective rate for income tax expense follows:

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	4.1	3.2	2.4
Job credits	(4.9)	(1.5)	(0.3)
Hire credits	—	(2.1)	—
Tax uncertainty adjustment	(1.5)	(0.1)	0.2
Valuation allowance	—	(8.3)	(3.5)
Non deductible expenses	2.2	2.0	0.5
Stock compensation	1.8	0.1	0.2
Foreign taxes, net of federal tax	5.6	1.7	2.4
Other, net	(0.8)	—	(0.5)
	41.5%	30.0%	36.4%

NOTE 8—INCOME TAXES (Continued)

Items that gave rise to the deferred tax accounts are as follows:

(dollar amounts in thousands)	February 2, 2013	January 28, 2012
Deferred tax assets:		
Employee compensation	$ 5,274	$ 5,008
Store closing reserves	719	1,365
Legal reserve	122	341
Benefit accruals	1,247	5,922
Net operating loss carryforwards—Federal	1,887	16,473
Net operating loss carryforwards—State	111,785	111,588
Tax credit carryforwards	16,291	17,877
Accrued leases	16,032	15,916
Interest rate derivatives	708	5,730
Deferred gain on sale leaseback	51,124	56,325
Deferred revenue	5,194	5,621
Other	1,874	1,951
Gross deferred tax assets	212,257	244,117
Valuation allowance	(102,341)	(103,915)
	109,916	140,202
Deferred tax liabilities:		
Depreciation	$ 42,400	$ 54,284
Inventories	65,203	65,886
Real estate tax	3,214	3,307
Insurance and other	6,261	6,159
Debt related liabilities	3,588	3,903
	120,666	133,539
Net deferred tax (liability) asset	$ (10,750)	$ 6,663

At February 2, 2013, the Company had available tax net operating losses that can be carried forward to future years. The Company has $1.9 million of deferred tax assets related to federal net operating loss carryforwards, which begin to expire in 2027. The Company has $2.3 million of deferred tax assets related to state tax net operating loss carryforwards in unitary filing jurisdictions, of which 2.9% will expire in the next five years and a full valuation allowance has been recorded against. The balance of $109.5 million of the Company's net operating loss carryforwards are for separate company state filing jurisdictions that will expire in various years beginning in 2013. $108.1 million of separate company state net operating losses are in the jurisdictions, where the Company has recorded a full valuation allowance against its net deferred tax assets.

The tax credit carryforward at February 2, 2013 consists of $6.8 million of alternative minimum tax credits, $4.2 million of work opportunity credits, $0.9 million of hire tax credits and $4.4 million of various state credits. The alternative minimum tax credits have an indefinite life and the other credits are scheduled to expire in various years starting from 2013. The tax credit carryforward at January 28,

NOTE 8—INCOME TAXES (Continued)

2012 consists of $7.3 million of alternative minimum tax credits, $4.0 million of work opportunity credits, $0.9 million of hire tax credits and $5.7 million of state and Puerto Rico tax credits. The alternative minimum credits have an indefinite life and the other credits are scheduled to expire in various years starting from 2012 of which $0.9 million have full valuation allowances recorded against them.

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes it is more likely than not that the asset will not be recoverable, a valuation allowance must be established. To the extent the Company establishes a valuation allowance or changes the allowance in a future period, income tax expense will be impacted. There was no significant change in the Company's valuation allowance position in fiscal year 2012. In fiscal year 2011, the Company released $5.3 million of gross valuation allowances ($3.6 million net of federal benefit) on certain state net operating loss carryforwards and state credits.

The Company and its subsidiaries' largest jurisdictions where they are subject to income tax are U.S. federal, Puerto Rico and various states jurisdictions, in respective order of significance. The Company's U.S. federal returns for tax years 2009 and forward are subject to examination. State and local income tax returns are generally subject to examination for a period of three to five years after filing of the respective returns. The Company is currently under federal examination for fiscal year 2010 and has various state income tax returns in the process of examination.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollar amounts in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Unrecognized tax benefit balance at the beginning of the year	$3,364	$ 4,131	$2,411
Gross increases for tax positions taken in prior years	—	—	1,331
Gross decreases for tax positions taken in prior years	(338)	—	—
Gross increases for tax positions taken in current year	201	235	389
Settlements taken in current year	—	—	—
Lapse of statute of limitations	(953)	(1,002)	—
Unrecognized tax benefit balance at the end of the year	$2,274	$ 3,364	$4,131

The Company recognizes potential interest and penalties for unrecognized tax benefits in income tax expense and, accordingly, the Company recognized $0.1 million in fiscal years 2012 and 2011 related to potential interest and penalties associated with uncertain tax positions. At February 2, 2013, January 28, 2012, and January 29, 2011, the Company has recorded $0.5 million, $0.3 million, and

NOTE 8—INCOME TAXES (Continued)

$0.2 million, respectively, for the payment of interest and penalties which are excluded from the unrecognized tax benefit noted above.

Unrecognized tax benefits include $0.9 million, $1.3 million, and $1.4 million, at February 2, 2013, January 28, 2012 and January 29, 2011, respectively, of tax benefits that, if recognized, would affect the Company's annual effective tax rate. The Company believes it is reasonably possible that the amount will increase or decrease within the next twelve months; however, it is not currently possible to estimate the impact of the change.

NOTE 9—STOCKHOLDERS' EQUITY

On December 12, 2012, the Company's Board of Directors authorized a program to repurchase up to $50.0 million of the Company's common stock to be made from time to time in the open market or in privately negotiated transactions, with no expiration date. During the fourth quarter of fiscal 2012, the Company repurchased 35,000 shares of Common Stock for $342,000. All of these repurchased shares were placed into the Company's treasury.

NOTE 10—ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are:

	Year Ended		
(dollar amounts in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Defined benefit plan adjustment, net of tax	$ —	$ (9,696)	$ (6,576)
Derivative financial instrument adjustment, net of tax	(980)	(7,953)	(10,452)
Accumulated other comprehensive loss	$(980)	$(17,649)	$(17,028)

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS

During fiscal 2012, the Company recorded a $10.6 million impairment charge related to 49 stores classified as held and used. Of the $10.6 million impairment charge, $5.1 million was charged to merchandise cost of sales, and $5.5 million was charged to service cost of sales. In fiscal 2011, the Company recorded a $1.6 million impairment charge related to 12 stores classified as held and used. Of the $1.6 million impairment charge, $0.6 million was charged to merchandise cost of sales, and $1.0 million was charged to service cost of sales. In both years the Company used a probability-weighted approach and estimates of expected future cash flows to determine the fair value of these stores. Discount and growth rate assumptions were derived from current economic conditions, management's expectations and projected trends of current operating results. The fair market value estimates are classified as a Level 2 or Level 3 measure within the fair value hierarchy. The remaining fair value of impaired assets was $2.3 million and $1.4 million at February 2, 2013 and January 28, 2012, respectively.

NOTE 11—STORE CLOSURES AND ASSET IMPAIRMENTS (Continued)

The following schedule details activity in the reserve for closed locations for the three years in the period ended February 2, 2013. The reserve balance includes remaining rent on leases net of sublease income.

(dollar amounts in thousands)	
Balance, January 30, 2010	$ 2,250
Accretion of present value of liabilities	81
Change in assumptions about future sublease income, lease termination	163
Cash payments	(1,253)
Balance, January 29, 2011	1,241
Accretion of present value of liabilities	53
Provision for closed locations	310
Change in assumptions about future sublease income, lease termination	674
Cash payments	(477)
Balance, January 28, 2012	1,801
Accretion of present value of liabilities	137
Change in assumptions about future sublease income, lease termination	367
Cash payments	(664)
Balance, February 2, 2013	$ 1,641

A store is classified as "held for disposal" when (i) the Company has committed to a plan to sell, (ii) the building is vacant and the property is available for sale, (iii) the Company is actively marketing the property for sale, (iv) the sale price is reasonable in relation to its current fair value and (v) the Company expects to complete the sale within one year. Assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The fair value of these assets is estimated using readily available market data for comparable properties and is classified as a Level 2 (as described in Note 16, "Fair Value Measurements") measure within the fair value hierarchy. No depreciation expense is recognized during the period the asset is held for disposal. During fiscal 2012 and fiscal 2011, the Company had no stores classified as an asset held for sale.

During fiscal 2010, the Company sold seven stores classified as held for disposal for $4.3 million and recorded a net gain of $0.5 million in earnings from continuing operations. In addition, during fiscal 2010, the Company recorded a $0.2 million impairment charge related to a store classified as held for disposal. The Company lowered its selling price reflecting declines in the commercial real estate market. Substantially all of this impairment was charged to merchandise cost of sales.

NOTE 12—EARNINGS PER SHARE

Basic earnings per share is based on net earnings divided by the weighted average number of shares outstanding during the period. The following schedule presents the calculation of basic and diluted earnings per share for earnings from continuing operations:

	(dollar amounts in thousands, except per share amounts)	Year Ended February 2, 2013	January 28, 2012	January 29, 2011
(a)	Earnings from continuing operations before discontinued operations	$13,155	$29,128	$37,171
	Loss from discontinued operations, net of tax benefit of $(186), $(121) and $(291)	(345)	(225)	(540)
	Net earnings	$12,810	$28,903	$36,631
(b)	Basic average number of common shares outstanding during period	53,225	52,958	52,677
	Common shares assumed issued upon exercise of dilutive stock options, net of assumed repurchase, at the average market price	729	673	485
(c)	Diluted average number of common shares assumed outstanding during period	53,954	53,631	53,162
	Basic earnings per share:			
	Earnings from continuing operations (a/b)	$ 0.25	$ 0.55	$ 0.71
	Discontinued operations, net of tax	(0.01)	(0.01)	(0.01)
	Basic earnings per share	$ 0.24	$ 0.54	$ 0.70
	Diluted earnings per share:			
	Earnings from continuing operations (a/c)	$ 0.24	$ 0.54	$ 0.70
	Discontinued operations, net of tax	—	—	(0.01)
	Diluted earnings per share	$ 0.24	$ 0.54	$ 0.69

Certain stock options were excluded from the calculations of diluted earnings per share because their exercise prices were greater than the average market price of the common shares for the period then ended and therefore would be anti-dilutive. The total number of such shares excluded from the diluted earnings per share calculation was 859,000, 870,000 and 978,000 as of February 2, 2013, January 28, 2012, and January 29, 2011, respectively.

NOTE 13—BENEFIT PLANS

DEFINED BENEFIT AND CONTRIBUTION PLANS

The Company maintains a non-qualified defined contribution plan (the "Account Plan") for key employees designated by the Board of Directors. The Company's contribution expense for the Account Plan was $0.1 million, $0.3 million and $1.2 million for fiscal 2012, 2011 and 2010, respectively.

NOTE 13—BENEFIT PLANS (Continued)

The Company has a qualified 401(k) savings plan and a separate savings plan for employees residing in Puerto Rico, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation under both savings plans. For fiscal 2012, 2011 and 2010, the Company's contributions were conditional upon the achievement of certain pre-established financial performance goals which were met in fiscal 2010, but not in fiscal 2012 or 2011. The Company's savings plans' contribution expense was $3.0 million in fiscal 2010.

The Company also maintained a defined benefit pension plan (the "Plan") covering full-time employees hired on or before February 1, 1992. As of December 31, 1996, the Company froze the accrued benefits under the Plan and active participants became fully vested. During the third quarter of fiscal 2011, the Company began the process of terminating the Plan. During the fourth quarter of fiscal 2012, in accordance with Internal Revenue Service and Pension Benefit Guaranty Corporation requirements, the Company contributed $14.1 million to fully fund the Plan on a termination basis and recorded a $17.8 million settlement charge. The participants' benefits were converted into a lump sum cash payment or an annuity contract placed with an insurance carrier. The Company used a fiscal year end measurement date for determining the benefit obligation and the fair value of Plan assets. The actuarial computations were made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets were amortized over the remaining service lives of employees under the Plan.

Pension expense is as follows:

	Year Ended		
(dollar amounts in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Service cost	$ —	$ —	$ —
Interest cost	2,170	2,558	2,561
Expected return on plan assets	(2,658)	(2,745)	(2,151)
Amortization of prior service cost	13	14	14
Recognized actuarial loss	1,896	1,499	1,672
Net Period Pension Cost	1,421	1,326	2,096
Settlement Charge	17,753	—	—
Net Period Pension Cost	$19,174	$ 1,326	$ 2,096

NOTE 13—BENEFIT PLANS (Continued)

The following actuarial assumptions were used to determine benefit obligation and pension expense:

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Benefit obligation assumptions:			
Discount rate	N/A	4.60%	5.70%
Rate of compensation increase	N/A	N/A	N/A
Pension expense assumptions:			
Discount rate	4.60%	5.70%	6.10%
Expected return on plan assets	6.80%	6.80%	6.95%
Rate of compensation expense	N/A	N/A	N/A

The Company selected the discount rate for the benefit obligation at January 28, 2012 to reflect a rate commensurate with a model bond portfolio with durations that match the expected payment patterns of the plans. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of a long-term rate of return on assets of 6.80% for fiscal 2012 and fiscal 2011, and 6.95% for fiscal 2010.

NOTE 13—BENEFIT PLANS (Continued)

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plans:

	Year ended	
(dollar amounts in thousands)	February 2, 2013	January 28, 2012
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 53,974	$ 46,118
Interest cost	2,170	2,558
Actuarial loss	3,621	6,952
Settlements paid	(58,134)	—
Benefits paid	(1,631)	(1,654)
Benefit obligation at end of year	$ —	$ 53,974
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 43,602	$ 39,063
Actual return on plan assets (net of expenses)	2,050	3,193
Employer contributions	14,113	3,000
Settlements paid	(58,134)	—
Benefits paid	(1,631)	(1,654)
Fair value of plan assets at end of year	$ —	$ 43,602
Unfunded status at fiscal year end	$ —	$(10,372)
Net amounts recognized on consolidated balance sheet at fiscal year end		
Noncurrent benefit liability (included in other long-term liabilities)	$ —	$(10,372)
Net amount recognized at fiscal year end	$ —	$(10,372)
Amounts recognized in accumulated other comprehensive income (pre-tax) at fiscal year end		
Actuarial loss	$ —	$ 15,407
Prior service cost	—	26
Net amount recognized at fiscal year end	$ —	$ 15,433
Other comprehensive (income) loss attributable to change in pension liability recognition	$(15,433)	$ 4,991
Accumulated benefit obligation at fiscal year end	$ —	$ 53,974
Other information		
Employer contributions expected in fiscal 2013	$ —	$ —
Estimated actuarial loss and prior service cost amortization in fiscal 2013	$ —	$ 2,300

NOTE 13—BENEFIT PLANS (Continued)

Plan Assets and Investment Policy

Investment policies were established in accordance with the Company's Benefits Committee (the "Committee") responsibilities to the participants of the Plan and its beneficiaries, and in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The objective of the Plan was to meet current and future benefit payment needs within the constraints of diversification and prudent risk taking. The Plan was diversified across asset classes to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation. Investment objectives for each asset class were determined based on specific risks and investment opportunities identified. The Company believes that the diversification of its assets minimizes the risk due to concentration of the Plan assets.

The Company updated its long-term, strategic asset allocations annually using various analytics to determine the optimal asset mix and consideration of plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions (such as private equity and real estate), and the timing of benefit payments and contributions. Short term investments and exchange-traded derivatives were used to rebalance the actual asset allocation to the target asset allocation. The asset allocation was monitored and rebalanced on a monthly basis.

The manager of the investments provided advice and recommendations to help the Committee discharge its fiduciary responsibilities in furtherance of the Plan's goals and objectives. The manager had the discretion to allocate assets among funds within each asset class to conform to strategic targets and ranges established by the Committee. The target asset allocation was 50% equity securities and 50% fixed income. The investment policy requires that the asset allocation be maintained within certain ranges. The weighted average asset allocations and asset allocation ranges by asset category were as follows:

Weighted Average Asset Allocations

	January 28, 2012	Asset Allocation Ranges
Total equities	50%	45 - 55%
Domestic equities	32%	28 - 38%
Non-US equities	18%	12 - 22%
Fixed income	50%	45 - 55%

The tables below provide the fair values of the Company's pension plan assets at January 28, 2012, by asset category. The tables also identify the level of inputs used to determine the fair value of assets in each category (see Note 16, "Fair Value Measurements" for definition of levels). The significant amount of Level 2 investments in the table relates to investments in pooled funds that contain

NOTE 13—BENEFIT PLANS (Continued)

investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis, and fixed income securities that are valued using model based pricing services.

(dollar amounts in thousands) Asset Category	Fair Value at January 28, 2012	Level 1	Level 2	Level 3
Domestic equities				
US Small/Mid Cap Growth	$ 1,372	$—	$ 1,372	$ —
US Small/Mid Cap Value	1,335	—	1,335	—
US Large Cap Passive	11,006	—	11,006	—
Non-U.S. equities				
Non-US Core Equity	7,962	—	7,962	—
Fixed income				
Long Duration	15,598	—	15,598	—
Long Duration Passive	4,995	—	4,995	—
Guaranteed annuity contracts	1,334	—	—	1,334
Total	$43,602	$—	$42,268	$1,334

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. Money market funds are valued using a market approach based on the quoted market prices of identical instruments. These investments are classified within Level 1 of the fair value hierarchy.

Domestic equities, non-US equities, and both long duration fixed income securities consist of collective trust ("CT") funds. CT funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds (equity securities and fixed income securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. CT funds are valued at their net asset values that are calculated by the investment manager of the fund and have daily or monthly liquidity. These investments are classified within Level 2 of the fair value hierarchy.

Guaranteed annuity contracts ("GACs") are annuity insurance contracts. GACs are primarily invested in public bonds with some small placement in common stock, private placement bonds and commercial mortgage products. The GACs are valued based on unobservable inputs, as observable inputs are not available, using valuation methodologies to determine fair value. GACs are deemed to be Level 3 investments.

NOTE 13—BENEFIT PLANS (Continued)

The following table provides a summary of changes in fair value of Level 3 financial assets during fiscal 2012:

(dollar amounts in thousands)	Fair Value
Balance, January 28, 2012	$ 1,334
Transfers from other investments	—
Interest income and gains	116
Administrative fees	(72)
Benefits paid during the period	(1,378)
Balance, February 2, 2013	$ —

DEFERRED COMPENSATION PLAN

The Company maintains a non-qualified deferred compensation plan that allows its officers and certain other employees to defer up to 20% of their annual salary and 100% of their annual bonus. Additionally, the first 20% of an officer's bonus deferred into the Company's stock is matched by the Company on a one-for-one basis with Company stock that vests and is expensed over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in the Company's stock are issued from its treasury account.

RABBI TRUST

The Company establishes and maintains a deferred liability for the non-qualified deferred compensation plan and the Account Plan. The Company plans to fund this liability by remitting the officers' deferrals to a Rabbi Trust where these deferrals are invested in variable life insurance policies. These assets are included in non-current other assets and are considered to be a Level 2 measure within the fair value hierarchy. Accordingly, all gains and losses on these underlying investments, which are held in the Rabbi Trust to fund the deferred liability, are recognized in the Company's Consolidated Statement of Operations. Under these plans, there were liabilities of $6.7 million at February 2, 2013 and $6.9 million at January 28, 2012, respectively, which are recorded primarily in other long-term liabilities.

NOTE 14—EQUITY COMPENSATION PLANS

The Company has a stock-based compensation plan originally approved by the stockholders on May 21, 1990 under which it has previously granted non-qualified stock options and incentive stock options to key employees and members of its Board of Directors. There are no awards remaining available for grant under the 1990 Plan. The Company has a stock-based compensation plan originally approved by the stockholders on June 2, 1999 under which it has previously granted and may continue to grant non-qualified stock options, incentive stock options and restricted stock units ("RSUs") to key employees and members of its Board of Directors. On June 24, 2009, the stockholders renamed the 1999 Plan to the 2009 Plan, extended its terms to December 31, 2014 and increased the number of shares issuable thereunder by 1,500,000. As of February 2, 2013, there were 2,751,725 awards outstanding and 984,840 awards available for grant under the 2009 Plan.

NOTE 14—EQUITY COMPENSATION PLANS (Continued)

Incentive stock options and non-qualified stock options granted under the 1990 and 2009 plans to non-officers vest fully on the third anniversary of their grant date and officers vest in equal tranches over three or four year periods. Generally, all options granted prior to March 3, 2004 carry an expiration date of ten years and options granted on or after March 3, 2004 carry an expiration date of seven years. RSUs previously granted to non-officers vest fully on the third anniversary of their grant date. RSUs previously granted to officers vest in equal tranches over three or four year periods.

The Company has also granted RSUs under the 2009 plan in conjunction with its non-qualified deferred compensation plan. Under the deferred compensation plan, the first 20% of an officer's bonus deferred into the Company's stock fund is matched by the Company on a one-for-one basis with RSUs that vest over a three-year period, with one third vesting on each of the first three anniversaries of the grant date.

The exercise price, term and other conditions applicable to future stock option and RSU grants under the 2009 plan are generally determined by the Board of Directors; provided that the exercise price of stock options must be at least 100% of the quoted market price of the common stock on the grant date. The Company currently satisfies all share requirements resulting from RSU conversions and option exercises from its treasury stock. The Company believes its treasury share balance at February 2, 2013 is adequate to satisfy such activity during the next twelve-month period.

The following table summarizes the options under the plans:

	Fiscal Year 2012	
	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	2,008,430	$ 8.97
Granted	287,574	9.97
Exercised	(274,769)	7.00
Forfeited	(55,283)	11.32
Expired	(287,359)	15.89
Outstanding—end of year	1,678,593	8.20
Vested and expected to vest options—end of year	1,630,311	8.15
Options exercisable—end of year	1,153,837	7.07

The following table summarizes information about options during the last three fiscal years (dollars in thousands except per option):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Weighted average fair value at grant date per option	$4.65	$5.38	$4.28
Intrinsic value of options exercised	$ 874	$ 202	$ 609

The aggregate intrinsic value of outstanding options, exercisable options and expected to vest options at February 2, 2013 was $5.5 million, $5.2 million and $0.3 million, respectively. At February 2,

NOTE 14—EQUITY COMPENSATION PLANS (Continued)

2013, the weighted average remaining contractual term of outstanding options, exercisable options and expected to vest options was 4.6 years, 3.3 years and 7.4 years, respectively. At February 2, 2013, there was approximately $1.7 million of total unrecognized pre-tax compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 1.5 years.

The following table summarizes information about non-vested RSUs since January 28, 2012:

	Number of RSUs	Weighted Average Fair Value
Nonvested at January 28, 2012	626,747	$ 9.93
Granted	319,081	9.48
Forfeited	(78,737)	9.89
Vested	(70,491)	10.90
Nonvested at February 2, 2013	796,600	9.67

The following table summarizes information about RSUs during the last three fiscal years:

(dollar amounts in thousands)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Weighted average fair value at grant date per unit	$9.48	$10.45	$ 9.32
Fair value at vesting date	$ 768	$1,498	$1,861
Intrinsic value at conversion date	$ 218	$ 896	$ 809
Tax benefits realized from conversions	$ 82	$ 336	$ 301

At February 2, 2013, there was approximately $2.0 million of total unrecognized pre-tax compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 1.3 years.

The Company recognized approximately $1.1 million, $1.3 million, and $1.4 million of compensation expense related to stock options, and approximately $0.2 million, $1.9 million, and $2.1 million of compensation expense related to restricted stock units, included in selling, general and administrative expenses for fiscal 2012, 2011, and 2010, respectively. The related tax benefit recognized was approximately $0.4 million, $1.2 million and $1.3 million for fiscal 2012, 2011 and 2010, respectively.

Expected volatility is based on historical volatilities for a time period similar to that of the expected term and the expected term of the options is based on actual experience. The risk-free rate is based on the U.S. treasury yield curve for issues with a remaining term equal to the expected term. The fair value of each option granted during fiscal 2012, 2011 and 2010 is estimated on the date of grant using the Black-Scholes option-pricing model and, in certain situations where the grant includes

NOTE 14—EQUITY COMPENSATION PLANS (Continued)

both a market and a service condition, the Monte Carlo simulation model is used. The following are the weighted-average assumptions:

	Year ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Dividend yield	0%	1.0%	1.35%
Expected volatility	58%	58%	56%
Risk-free interest rate range:			
High	0.6%	1.9%	2.0%
Low	0.5%	1.6%	0.9%
Ranges of expected lives in years	4 - 5	4 - 5	4 - 5

The Company granted approximately 106,000 and 95,000 RSUs in fiscal 2012 and 2011, respectively that will vest if the employees remain continuously employed through the third anniversary date of the grant and the Company achieves a return on invested capital target for fiscal year 2014 and 2013, respectively. The number of underlying shares that may be issued upon vesting will range from 0% to 150%, depending upon the Company achieving the financial targets in fiscal year 2014 and 2013, respectively. At the date of the grants, the fair values were $9.98 per unit and $12.48 per unit for the 2012 and 2011 awards, respectively. The Company also granted approximately 53,000 and 48,000 RSUs for fiscal 2012 and 2011, respectively, that will vest if the employees remain continuously employed through the third anniversary date of the grant and will become exercisable if the Company satisfies a total shareholder return target in fiscal 2014 and 2013, respectively. The number of underlying shares that may become exercisable will range from 0% to 175% depending upon whether the market condition is achieved. The Company used a Monte Carlo simulation to estimate a $7.96 per unit and $14.73 per unit grant date fair value for the 2012 and 2011 RSUs, respectively. The non-vested restricted stock award table reflects the maximum vesting of underlying shares for performance and market based awards granted in both 2012 and 2011.

The company did not grant any restricted stock units for officers' deferred bonus matches under the Company's non-qualified deferred compensation plan during fiscal 2012. During fiscal 2011, the Company granted approximately 50,000 restricted stock units related to officers' deferred bonus matches under the Company's non-qualified deferred compensation plan which vest over a three year period. The fair value of these awards was $13.68 per unit. During fiscal 2012, the Company granted approximately 33,000 restricted stock units to its non-employee directors of the board, which vest over a one year period with a quarter vesting on each of the first four quarters following their grant date. The fair value was $9.98 per unit. During fiscal 2011, the Company granted approximately 42,000 restricted stock units to its non-employee directors of the board that vested immediately. The fair value for these awards was $10.67 per unit.

The Company reflects in its consolidated statement of cash flows any tax benefits realized upon the exercise of stock options or issuance of RSUs in excess of that which is associated with the expense recognized for financial reporting purposes. The amounts reflected as financing cash inflows and operating cash outflows in the Consolidated Statement of Cash Flows for fiscal 2012, 2011 and 2010 are immaterial.

NOTE 14—EQUITY COMPENSATION PLANS (Continued)

During fiscal 2011, the Company began an employee stock purchase plan which provides eligible employees the opportunity to purchase shares of the Company's stock at a stated discount through regular payroll deductions. The aggregate number of shares of common stock that may be issued or transferred under the plan is 2,000,000 shares. All shares purchased by employees under this plan will be issued through treasury stock. The Company's expense for the discount during fiscal years 2012 and 2011 was immaterial. As of February 2, 2013, there were 1,916,178 shares available for issuing under this plan.

NOTE 15—INTEREST RATE SWAP AGREEMENT

On October 11, 2012, the Company settled its interest rate swap designated as a cash flow hedge on $145.0 million of the Company's Term Loan prior to its amendment and restatement. The swap was used to minimize interest rate exposure and overall interest costs by converting the variable component of the total interest rate to a fixed rate of 5.036%. Since February 1, 2008, this swap was deemed to be fully effective and all adjustments in the interest rate swap's fair value were recorded to accumulated other comprehensive loss. The settlement of this swap resulted in an interest charge of $7.5 million, which was previously recorded within accumulated other comprehensive loss. As of January 28, 2012, the fair value of this swap was a net $12.5 million payable, recorded within other long-term liabilities on the balance sheet.

On October 11, 2012, the Company entered into two new interest rate swaps for a notional amount of $50.0 million each that together are designated as a cash flow hedge on the first $100.0 million of the amended and restated Term Loan. The interest rate swaps convert the variable LIBOR portion of the interest payments due on the first $100.0 million of the Term Loan to a fixed rate of 1.855%. As of February 2, 2013, the fair value of the new swap was a net $1.6 million payable, recorded within other long-term liabilities on the balance sheet.

NOTE 16—FAIR VALUE MEASUREMENTS

The Company's fair value measurements consist of (a) non-financial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NOTE 16—FAIR VALUE MEASUREMENTS (Continued)

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

The Company's long-term investments, interest rate swap agreements and contingent consideration are measured at fair value on a recurring basis. The information in the following paragraphs and tables primarily addresses matters relative to these assets and liabilities.

Cash equivalents:

Cash equivalents, other than credit card receivables, include highly liquid investments with an original maturity of three months or less at acquisition. The Company carries these investments at fair value. As a result, the Company has determined that its cash equivalents in their entirety are classified as a Level 1 measure within the fair value hierarchy.

Collateral investments:

Collateral investments include monies on deposit that are restricted. The Company carries these investments at fair value. As a result, the Company has determined that its collateral investments are classified as a Level 1 measure within the fair value hierarchy.

Deferred compensation assets:

Deferred compensation assets include variable life insurance policies held in a Rabbi Trust. The Company values these policies using observable market data. The inputs used to value the variable life insurance policy fall within Level 2 of the fair value hierarchy.

Derivative liability:

The Company has two interest rate swaps designated as cash flow hedges on $100.0 million of the Company's Senior Secured Term Loan facility that expires in October 2018. The Company values this swap using observable market data to discount projected cash flows and for credit risk adjustments. The inputs used to value derivatives fall within Level 2 of the fair value hierarchy.

The following table provides information by level for assets and liabilities that are measured at fair value, on a recurring basis.

(dollar amounts in thousands) Description	Fair Value at February 2, 2013	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$59,186	$59,186	$ —	$—
Collateral investments(a)	20,929	20,929	—	—
Deferred compensation assets(a)	3,834	—	3,834	—
Liabilities:				
Other liabilities				
Derivative liability(b)	1,567	—	1,567	—

(a) included in other long-term assets

NOTE 16—FAIR VALUE MEASUREMENTS (Continued)

(b) included in other long-term liabilities

(dollar amounts in thousands) Description	Fair Value at January 28, 2012	Fair Value Measurements Using Inputs Considered as		
		Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$58,244	$58,244	$ —	$—
Collateral investments(a)	17,276	17,276	—	—
Deferred compensation assets(a)	3,576	—	3,576	—
Liabilities:				
Other liabilities				
Derivative liability(b)	12,540	—	12,540	—

(a) included in other long-term assets

(b) included in other long-term liabilities

The following represents the impact of fair value accounting for the Company's derivative liability on its consolidated financial statements:

(dollar amounts in thousands)	Amount of Gain/ (Loss) in Other Comprehensive Income (Effective Portion)	Earnings Statement Classification	Amount of Loss Recognized in Earnings (Effective Portion)
Fiscal 2012	$2,171	Interest expense	$4,676
Fiscal 2011	$2,428	Interest expense	$6,970

Non-financial assets measured at fair value on a non-recurring basis:

Certain assets are measured at fair value on a non-recurring basis, that is, the assets are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment. In response to a continuing weak real estate market, the Company reduced its prices for certain properties held for disposal and recorded impairment charges of $0.2 million in fiscal 2010. The fair values were based on selling prices of comparable properties, net of expected disposal costs. These measures of fair value, and related inputs, are considered level 2 measures under the fair value hierarchy. Measurements of assets held and used are discussed in Note 11, "Store Closures and Asset Impairments."

NOTE 17—LEGAL MATTERS

The Company is party to various actions and claims arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss

NOTE 17—LEGAL MATTERS (Continued)

could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved.

NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Total Revenues	Gross Profit	Operating Profit / Loss	Earnings / Loss from Continuing Operations	Earnings / Loss	Earnings / Loss Per Share from Continuing Operations		Earnings / Loss Per Share		Cash Dividends Per Share	Market Price Per Share	
						Basic	Diluted	Basic	Diluted		High	Low
Year Ended February 2, 2013												
4th quarter	$530,847	$117,206	$(16,394)	$(14,320)	$(14,543)	$(0.27)	(0.27)	(0.27)	(0.27)	—	$11.16	$ 9.48
3rd quarter	509,608	116,040	3,791	(6,695)	(6,759)	(0.13)	(0.13)	(0.13)	(0.13)	—	10.57	8.76
2nd quarter	525,671	130,601	16,315	33,034	33,048	0.62	0.61	0.62	0.61	—	14.93	8.67
1st quarter	524,604	127,652	7,940	1,134	1,062	0.02	0.02	0.02	0.02	—	15.46	14.90
Year Ended January 28, 2012												
4th quarter	$505,318	$112,273	$ (29)	$ (4,191)	$ (4,420)	$(0.08)	$(0.08)	$(0.08)	$(0.08)	$0.0300	$12.08	$10.21
3rd quarter	522,173	126,921	17,347	7,022	7,011	0.13	0.13	0.13	0.13	0.0300	12.04	8.18
2nd quarter	522,594	135,210	21,939	13,891	13,943	0.26	0.26	0.26	0.26	0.0300	14.28	10.27
1st quarter	513,540	135,122	26,311	12,405	12,368	0.23	0.23	0.23	0.23	0.0300	14.70	10.53

The sum of individual share amounts may not equal due to rounding.

In the fourth quarter of fiscal 2012, the Company recorded on a pre-tax basis, a $17.8 million pension settlement charge. In the third quarter the Company recorded, on a pre-tax basis, an asset impairment charge of $8.8 million and refinancing costs of $11.2 million. In the second quarter of fiscal 2012, the Company recorded, on a pre-tax basis, merger settlement proceeds, net of costs of $42.8 million.

In the second quarter of fiscal 2011, the Company released $3.4 million (net of federal tax) of valuation allowance relating to state net loss operating carryforwards and credits. In the fourth quarter of fiscal 2011, the Company recorded a $1.1 million reduction to its reserve for excess inventory.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Our disclosure controls and procedures (as defined in Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are designed to provide reasonable assurance that the information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no changes to the Company's internal control over financial reporting that occurred during the quarter ended February 2, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2013 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company's internal control over financial reporting as of February 2, 2013 was effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report, which is included on page 77 herein, on the Company's internal control over financial reporting as of February 2, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the internal control over financial reporting of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of February 2, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended January February 2, 2013 of the Company and our report dated April 18, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 18, 2013

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The material contained in the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the Company's 2012 fiscal year (the "Proxy Statement"), under the captions "—Nominees for Election", "—Corporate Governance" and "SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is hereby incorporated herein by reference.

The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I of this Form 10-K, in accordance with General Instruction G (3).

The Company has adopted a Code of Ethics applicable to all of its associates including its executive officers. The Code of Ethics, together with any amendments thereto or waivers thereof, are posted on the Company's website www.pepboys.com under the "Investor Relations—Corporate Governance" section.

In addition, the Board of Directors Code of Conduct and the charters of our audit, human resources and nominating and governance committees may also be found under the "Investor Relations—Corporate Governance" section of our website. As required by the New York Stock Exchange ("NYSE"), promptly following our 2012 Annual Meeting, our Chief Executive Officer certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards. Copies of our corporate governance materials are available free of charge from our investor relations department. Please call 215-430-9105 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132.

ITEM 11 EXECUTIVE COMPENSATION

The material contained in the Proxy Statement under the captions "—How are Directors Compensated?", "—Director Compensation Table" and "EXECUTIVE COMPENSATION" other than the material under "—Compensation Committee Report" is hereby incorporated herein by reference.

The information regarding equity compensation plans called for by Item 201(d) of Regulation S-K is included in Item 5 of this Form 10-K.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The material contained in the Proxy Statement under the caption "SHARE OWNERSHIP" is hereby incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The material contained in the Proxy Statement under the caption "—Certain Relationships and Related Transactions" and "—Corporate Governance" is hereby incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The material contained in the Proxy Statement under the caption "—Registered Public Accounting Firm's Fees" is hereby incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

	Page
1. The following consolidated financial statements of The Pep Boys—Manny, Moe & Jack are included in Item 8	
Report of Independent Registered Public Accounting Firm	36
Consolidated Balance Sheets—February 2, 2013 and January 28, 2012	37
Consolidated Statements of Operations and Comprehensive Income—Years ended February 2, 2013, January 28, 2012 and January 29, 2011	38
Consolidated Statements of Stockholders' Equity—Years ended February 2, 2013, January 28, 2012 and January 29, 2011	39
Consolidated Statements of Cash Flows—February 2, 2013, January 28, 2012 and January 29, 2011	40
Notes to Consolidated Financial Statements	41
2. The following consolidated financial statement schedule of The Pep Boys—Manny, Moe & Jack is included	
Schedule II Valuation and Qualifying Accounts and Reserves	85

All other schedules have been omitted because they are not applicable or not required or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

(3.1)	Amended and Restated Articles of Incorporation	Incorporated by reference from the Company's 10-K dated February 14, 2009.
(3.2)	By-Laws amended and restated	Incorporated by reference from the Company's 8-K dated February 17, 2010.
(10.1)[1]	Medical Reimbursement Plan of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 1982.
(10.2)[1]	Form of Change of Control between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 8-K dated August 6, 2012
(10.3)[1]	Form of Non-Competition Agreement between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 29, 2011.
(10.5)[1]	The Pep Boys—Manny, Moe & Jack 2009 Stock Incentive Plan, Amended and Restated as of August 3, 2012	Incorporated by reference from the Company's 8-K dated August 6, 2012.
(10.7)[1]	Long-Term Disability Salary Continuation Plan amended and restated as of March 26, 2002.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.

(10.8)[1]	Amendment and restatement as of January 1, 2010 of The Pep Boys Savings Plan.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 29, 2011.
(10.9)[1]	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan—Puerto Rico.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.10)[1]	The Pep Boys Deferred Compensation Plan, as amended and restated	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.11)[1]	The Pep Boys Annual Incentive Bonus Plan (amended and restated as of January 31, 2009)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2009.
(10.12)[1]	Account Plan	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 29, 2011.
(10.14)[1]	The Pep Boys Grantor Trust Agreement	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.15)	Amended and Restated Credit Agreement, dated July 26, 2011, by and among the Company, as Lead Borrower, Bank of America, N.A., as Administrative Agent, and the other parties thereto.	Incorporated by reference from the Company's Form 8-K dated July 28, 2011.
(10.16)	First Amendment dated October 11, 2012 to the Amended and Restated Credit Agreement, dated July 26, 2011, among the Company, Bank of America, N.A., as Administrative Agent, and the other parties thereto.	Incorporated by reference from the Company's Form 8-K dated October 11, 2012.
(10.17)	Second Amended and Restated Credit Agreement, dated October 11, 2012, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto.	Incorporated by reference from the Company's Form 8-K dated October 11, 2012.
(21)	Subsidiaries of the Company	Incorporated by reference from the Company's Form 10-Q for the quarter ended April 30, 2011.
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith
(31.1)	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
(31.2)	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

(32.1)	Principal Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
(32.2)	Principal Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
(101.INS)[(2)]	XBRL Instance Document	Filed herewith
(101.SCH)[(2)]	XBRL Taxonomy Extension Schema Document	Filed herewith
(101.CAL)[(2)]	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
(101.LAB)[(2)]	XBRL Taxonomy Extension Labels Linkbase Document	Filed herewith
(101.PRE)[(2)]	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
(101.DEF)[(2)]	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith

(1) Management contract or compensatory plan or arrangement.

(2) In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except to the extent expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 18, 2013

THE PEP BOYS—MANNY, MOE & JACK
(REGISTRANT)

By: /s/ DAVID R. STERN

David R. Stern
Executive Vice President—
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ MICHAEL R. ODELL Michael R. Odell	President & Chief Executive Officer; Director (Principal Executive Officer)	April 18, 2013
/s/ DAVID R. STERN David R. Stern	Executive Vice President—Chief Financial Officer (Principal Financial Officer)	April 18, 2013
/s/ SANJAY SOOD Sanjay Sood	Vice President—Chief Accounting Officer & Controller	April 18, 2013
/s/ ROBERT H. HOTZ Robert H. Hotz	Chairman of the Board	April 18, 2013
/s/ M. SHÂN ATKINS M. Shân Atkins	Director	April 18, 2013
/s/ JAMES MITAROTONDA James Mitarotonda	Director	April 18, 2013
/s/ ROBERT ROSENBLATT Robert Rosenblatt	Director	April 18, 2013

Signature	Capacity	Date
/s/ JANE SCACCETTI Jane Scaccetti	Director	April 18, 2013
/s/ JOHN T. SWEETWOOD John T. Sweetwood	Director	April 18, 2013
/s/ ANDREA M. WEISS Andrea M. Weiss	Director	April 18, 2013
/s/ NICK WHITE Nick White	Director	April 18, 2013

FINANCIAL STATEMENT SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 10-K

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(dollar amounts in thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions[1]	Balance at End of Period
			(in thousands)		
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
Year ended February 2, 2013	$1,303	$2,479	$—	$2,480	$1,302
Year ended January 28, 2012	$1,551	$2,434	$—	$2,682	$1,303
Year ended January 29, 2011	$1,488	$2,595	$—	$2,532	$1,551

(1) Uncollectible accounts written off.

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts[2]	Deductions[2]	Balance at End of Period
			(in thousands)		
SALES RETURNS AND ALLOWANCES:					
Year ended February 2, 2013	$ 773	$—	$63,068	$62,945	$ 896
Year ended January 28, 2012	$1,056	$—	$61,425	$61,708	$ 773
Year ended January 29, 2011	$1,031	$—	$60,740	$60,715	$1,056

(2) Sales return and allowance activity is recorded through a reduction of merchandise sales and costs of merchandise sales.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-113723, 333-160183, 333-165013 and 333-176313 on Form S-8 of our reports dated April 18, 2013, relating to the consolidated financial statements and financial statement schedule of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of the Company for the fiscal year ended February 2, 2013.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 18, 2013

Exhibit 31.1

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael R. Odell, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 18, 2013

by: /s/ MICHAEL R. ODELL

Michael R. Odell
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David R. Stern, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 18, 2013

by: /s/ DAVID R. STERN

David R. Stern
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended February 2, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Michael R. Odell, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 18, 2013

by: /s/ MICHAEL R. ODELL

Michael R. Odell
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended February 2, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, David R. Stern, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 18, 2013

by: /s/ DAVID R. STERN

David R. Stern
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

Management Team

Senior Executives

Michael R. Odell, President & Chief Executive Officer
David R. Stern, Executive Vice President – Chief Financial Officer
Scott A. Webb, Executive Vice President – Merchandising, Supply Chain & Digital Operations
Christopher J. Adams, Senior Vice President – Store Operations
Thomas J. Carey, Senior Vice President – Chief Customer Officer
Joseph A. Cirelli, Senior Vice President - Corporate Development
Troy E. Fee, Senior Vice President - Human Resources
Brian D. Zuckerman, Senior Vice President - General Counsel & Secretary

Corporate Vice Presidents

Robert G. Berckman, Chief Information Officer
Joseph R. Buscaglia, Financial Planning & Analysis
Sean M. Chidsey, Supercenters, West US
Malcolm H. Davidow, Digital Operations
Kathryn L. Frashier, Human Resources
Bryan B. Hoppe, Store Operations
Bernard K. McElroy, Finance & Treasurer
Charles S. Rigby, Merchandising
Stuart M. Rosenfeld, Distribution
Robert P. Sammons, Merchandising
Sanjay Sood, Chief Accounting Officer & Controller
Ronald J. Stoupa, Chief Marketing Officer
Terence A. Winslow, Supercenters, East US and Service & Tire Centers

Field Vice Presidents

Greg J. Russ, Northeast
Michael P. McSorley, Mid-Atlantic
John B. Herbert, Service & Tire Centers
David L. Wilmore, Central
William D. McCall, West

Annual Shareholder Meeting

Wednesday, June 12, 2013 at 9:00 a.m.
Pep Boys Store Support Center
3111 W. Allegheny Avenue
Philadelphia, PA

Stock Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Board of Directors

Robert H. Hotz
Chairman of the Board, Pep Boys
Senior Managing Director,
Houlihan Lokey Howard & Zukin

M. Shân Atkins, CPA & Chartered Accountant
Managing Director,
Chetrum Capital

James A. Mitarotonda
Chairman, President & CEO,
Barrington Captial Group

Michael R. Odell
President & CEO, Pep Boys

Robert Rosenblatt
President, ideeli Inc.
CEO, Rosenblatt Consulting, LLC

Jane Scaccetti, CPA
CEO, Drucker & Scaccetti, P.C.

John T. Sweetwood
President, Woods Investment

Andrea M. Weiss
President & CEO, Retail Consulting, Inc.

Nick White
President & CEO, White & Associates

Director Emeritus

Lester Rosenfeld

NYSE Symbol: PBY

Investor Relations

To obtain copies of our periodic reports and earnings releases, write to:
Investor Relations Department at address below or call the investor relations hotline at: **1-800-PEP-0135**
or visit our Website at: **www.PepBoys.com**

Corporate Headquarters

3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095



3111 West Allegheny Avenue • Philadelphia, PA 19132